UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

ImaRx Therapeutics, Inc.

(Name of Issuer)

Common Stock $0.0001 par value

(Title of Class of Securities)

452482308

(CUSIP Number)

Mitchell Silberberg & Knupp LLP c/o Andrew E. Katz 11377 West Olympic Blvd. Los Angeles, CA 90064 310.312.3738

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 452482308			Page 2 of 6

1	Names of Reporting Person / I.R.S. Identification No. of Above Person (entities only): Donald J. Scotti

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable.

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power	27,850,247*

	8	Shared voting power	None

	9	Sole dispositive power	27,850,247*

	10	Shared dispositive power	None

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Aggregate Amount Beneficially Owned by the Reporting Person

27,850,247 shares of Issuer’s Common Stock, of which 2,307,463 shares have been acquired pursuant to the Stock Purchase Agreement on May 14, 2010 and 25,542,784 shares have been acquired, and will be issued at a future date, by reason of the conversion by Red Cat on May 28, 2010 of the entire principal of the $200,000 Promissory Note.**

*
The record owner of the reported shares of Common Stock is Red Cat Productions, Inc. (“Red Cat”), (information provided on the following cover page below) as to which Donald J. Scotti is the sole owner; as such, Donald J. Scotti is deemed to be the beneficial owner of the reported shares.

**
On May 28, 2010, Red Cat has converted the entire principal of the Promissory Note in the amount of $200,000  (as fully described in Item 6).  The conversion occurred at a price of $0.00783, calculated, based on the terms of the Note, as the average of three trading prices of the Issuer’s shares on the three trading days preceding the date of conversion. Because the Issuer’s certificate of incorporation currently does not authorize sufficient shares to issue the shares acquired by Red Cat, the shares acquired as a result of the conversion will be issued to Red Cat following an amendment to the Issuer’s certificate of incorporation to increase the authorized number of shares of Common Stock of the Issuer.   The amendment is expected to be approved by the Issuer’s shareholders in July 2010.

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 30.59%*** or 19.60%****

***
Based on the number of shares of Common Stock currently outstanding, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 24, 2010 (91,042,468 shares of Common Stock)

****	Based on the number of shares of Common Stock that will be outstanding following authorization and issuance of additional shares, i.e., 142,128,036, which number is calculated as the sum of the shares currently outstanding (91,042,468 shares of Common Stock) plus the number of shares to be authorized and issued to satisfy conversion of promissory notes.

14	Type of Reporting Person (See Instructions) IN

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CUSIP No. 452482308	Page 3 of 6

1	Names of Reporting Person / I.R.S. Identification No. of Above Person (entities only): Red Cat Productions, Inc. I.R.S. IDENTIFICATION NUMBER: 20-5351112

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power	27,850,247*

	8	Shared voting power	None

	9	Sole dispositive power	27,850,247*

	10	Shared dispositive power	None

11
Aggregate Amount Beneficially Owned by Each Reporting Person

27,850,247 shares of Issuer’s Common Stock, of which 2,307,463 shares have been acquired pursuant to the Stock Purchase Agreement on May 14, 2010 and 25,542,784 shares have been acquired, and will be issued at a future date, by reason of the conversion on May 28, 2010 of the entire principal of $200,000 Promissory Note held by Red Cat.**

*	Red Cat is the record owner of the reported shares of Common Stock.; Donald J. Scotti, a 100% owner of Red Cat, is deemed to be the beneficial owner of the reported shares of Common Stock.

**
On May 28, 2010, Red Cat converted the entire principal of the Promissory Note in the amount of $200,000  (as fully described in Item 6).  The conversion occurred at a price of $0.00783, calculated, based on the terms of the Note, as the average of three trading prices of the Issuer’s shares on the three trading days preceding the date of conversion. Because the Issuer’s certificate of incorporation currently does not authorize sufficient shares to issue the shares acquired by Red Cat, the shares acquired as a result of the conversion will be issued to Red Cat following an amendment to the Issuer’s certificate of incorporation to increase the authorized number of shares of Common Stock of the Issuer.   The amendment is expected to be approved by the Issuer’s shareholders in July 2010.

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 30.59%*** or 19.60%****

***
Based on the number of shares of Common Stock currently outstanding, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 24, 2010 (91,042,468 shares of Common Stock)

****	Based on the number of shares of Common Stock that will be outstanding following authorization and issuance of additional shares, i.e., 142,128,036, which number is calculated as the sum of the shares currently outstanding (91,042,468 shares of Common Stock) plus the number of shares to be authorized and issued to satisfy conversion of promissory notes.

14	Type of Reporting Person (See Instructions) CO

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Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of ImaRx Therapeutics, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located 6860 Lexington Avenue, Suite 120, Hollywood, California 90038.

Item 2. Identity and Background.

(a)           NAME

The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

●	Donald J. Scotti; and

●	Red Cat Productions, Inc. (“Red Cat”).

(b)        RESIDENCE OR BUSINESS ADDRESS

Donald J. Scotti resides, and Red Cat has a business address, at 11519 Albers Street, North Hollywood, CA 91601.

(c)        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Red Cat is a holding company wholly owned by Donald J. Scotti. Donald J. Scotti is a Director and President of the Issuer, and a Director and the President of Sycamore Films. Inc., the Issuer’s wholly owned subsidiary (“Sycamore Films”).  Information regarding the director, executive officer and/or control person of the Reporting Persons (collectively, the “Instruction C Persons”) is set forth in Exhibit 2 attached hereto.

(d), (e)           CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons or Instruction C Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         CITIZENSHIP

Donald J. Scotti is a United States Citizen. Red Cat is a California corporation.

Item 3. Source and Amount of Funds or Other Consideration.

Donald J. Scotti has not individually paid any funds as he has not individually acquired either Sycamore or the Issuer’s securities.

The consideration for the purchase of the shares of Common Stock reported as beneficially owned herein, including the $200,000 Convertible Promissory Note, consisted of 2,500,000 shares common stock of Sycamore Films received by Red Cat pursuant to the terms of Stock Purchase Agreement (as described in Item 6). Red Cat acquired these shares of Sycamore Films pursuant to the Merger Agreement closed immediately prior to the Stock Purchase Agreement (as described in Item 6), as a consideration for Red Cat’s shares of common stock in Sweet Spot Productions, Inc. (“Sweet Spot”), representing 50% ownership of Sweet Spot.  Pursuant to the terms of the Merger Agreement, the total purchase price of consideration paid by Sycamore Films for 100% of the outstanding shares of stock of Sweet Spot was $1,200,000.00.  Accordingly, the amount of funds or other consideration used by Red Cat to acquire the reported shares of Common Stock, according to the Merger Agreement and the Stock Purchase Agreement is estimated at $600,000. The information provided by Item 6 is incorporated by reference herein.

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Item 4. Purpose of Transaction.

The purpose of the acquisition of the shares of Common Stock reported as beneficially owned by the Reporting Persons is to effectuate the Stock Purchase Agreement and the Merger Agreement, dated as of March 17, 2010, and effective as of May 14, 2010, and all agreements related thereto (described fully in Item 6).  The description of the Merger Agreement and Stock Purchase Agreement in this report is a summary only and is qualified in its entirety by the terms of the Stock Purchase Agreement and Merger Agreement, which are attached hereto as Exhibits 3 and 4, respectively, and are incorporated by reference herein.

As of the date hereof, neither Reporting Person has any plans or proposals, other than those contemplated by the Merger Agreement and the Stock Purchase Agreement and reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 21, 2010,  which relate to or would result in:

●	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

●	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or Sycamore Films;

●	A sale or transfer of a material amount of assets of the Issuer or Sycamore Films;

●	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

●	Any material change in the present capitalization or dividend policy of the Issuer;

●	Any other material change in the Issuer's business or corporate structure;

●	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

●
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

●	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

●	Any action similar to any of those enumerated above.

Subject to applicable laws, the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate any purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

The information set forth in Item 6 is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a)
Donald J. Scotti is not a record holder of any securities of the Issuer. Donald J. Scotti owns 100% of Red Cat, and therefore, is deemed to be the beneficial owner of the securities owned of record by Red Cat (See Item 5(b) below).

(b)
Red Cat owns of record 27,850,247 shares of Common Stock of which 2,307,463 shares have been acquired pursuant to the Stock Purchase Agreement on May 14, 2010 and 25,542,784 shares have been acquired, and will be issued at a future date, by reason of the conversion on May 28, 2010 of the entire principal of $200,000 Promissory Note held by Red Cat.  The information provided in paragraphs 7-13 of the cover page hereto is incorporated by reference in this Item 5.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Stock Purchase Agreement and Merger Agreement

On May 14, 2010 (the “Closing Date”), pursuant to an Agreement for the Purchase and Sale of Stock dated March 17, 2010 (the “Stock Purchase Agreement”) by and among the Issuer, Sycamore Films, and its stockholders (the “Sycamore Films Stockholders”), the Issuer issued 79,376,735 shares of its Common Stock to the Sycamore Films Stockholders in exchange for all of the outstanding shares of common stock of Sycamore Films, resulting in a change in control of the Issuer. As a result, Sycamore Films became a wholly-owned subsidiary of the Issuer and the Sycamore Films Stockholders now hold in the aggregate approximately eighty-seven percent (87%) of the Issuer’s outstanding shares of Common Stock. The Reporting Persons (Red Cat and Donald J. Scotti) are one of the former Sycamore Films Stockholders, and Donald J. Scotti now holds through its wholly owned entity Red Cat 2.5% of the outstanding shares of Common Stock..

Immediately prior to the closing of the Stock Purchase Agreement, pursuant to the terms of an Agreement and Plan of Merger dated March 17, 2010 (the “Merger Agreement”) by and among the Issuer, Sycamore Films, Sweet Spot, Inc. (“Sweet Spot”) and Sweet Spot’s stockholders (JRT and Red Cat) and principals (Joseph R. Takats and Donald J. Scotti), Sweet Spot merged with and into Sycamore Films and the Sweet Spot Stockholders became shareholders of Sycamore Films (the “Merger Transaction”). The Merger Transaction was effective as of May 14, 2010, upon the filing of a certificate of merger with the Nevada Secretary of State, at which time Sweet Spot ceased to exist. The Stock Purchase Transaction and the Merger Transaction are collectively referred to herein as the “Transaction.”

As a result of the Transaction, the Issuer became a holding company whose primary asset is its ownership of 100% of the outstanding shares of Sycamore Films. As a result of the Merger Transaction, Sycamore Films primary business is that of a full-service distribution and marketing company specializing in acquisition, distribution and the development of marketing campaigns for feature films.

In connection with the closing of the Stock Purchase Agreement the Issuer experienced a change in control of the ownership, management and Board of Directors. As of the Closing Date, all of the members of the Board of Directors of the Issuer resigned and a new slate of directors and officers were appointed for both the Issuer and Sycamore Films.

As contemplated by the Stock Purchase Agreement, the Issuer intends to seek stockholder approval to amend its Certificate of Incorporation to change its name from “ImaRx Therapeutics, Inc.” to “Sycamore Entertainment, Inc.,” to increase the authorized number of shares of common stock, par value $.0001 from 100,000,000 to 200,000,000, to effectuate a reverse stock split of one for two of the issued and outstanding shares of the Issuer’s $.0001 par value common stock, and to change the Issuer’s state of incorporation from Delaware to Nevada.  The Issuer believes that the issuance of its Common Stock in connection with the Stock Purchase Agreement was exempt from registration under Section 4(2), Regulation D and Regulation S of the Securities Act.

The foregoing description of the Stock Purchase Agreement and the Merger Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entireties by the terms of the Stock Purchase Agreement and the Merger Agreement, attached as Exhibits 3 and 4, respectively, hereto,  and incorporated by reference herein.

In connection with the Transaction, the Issuer has entered into a number of other contracts, arrangements and understandings with respect to securities of the Issuer, each of which is described below.

Convertible Promissory Notes and Security Agreements

In addition to the shares of the Common Stock issued by the Issuer under the terms of the Stock Purchase Agreement to Red Cat in exchange for all the shares of Sycamore Films common stock held by it, the Issuer also executed and delivered to Red Cat a Promissory Note in the principal amount of $200,000. The principal balance of the Promissory Note was convertible at any time over the six month period prior to the maturity of the Notes into shares of the Issuer’s Common Stock at a conversion ratio based on the average of three day trading price of the Common Stock immediately prior to the date of exercise of the conversion right. The $200,000 Promissory Note is secured by a first priority perfected pledge of 50% of the shares of stock of Sycamore Films owned by the Issuer.  In the event of the Issuer’s default on the Note, and failure to cure such

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default within the applicable cure period, Red Cat may exercise in respect of the Sycamore Films shares pledged as security for the Notes, in addition to other rights and remedies it  may have, all of the rights and remedies of a secured party on default under the Uniform Commercial Code and also may sell the Sycamore Films shares or any part thereof at public or private sale.

On May 28, 2010, Red Cat converted the entire principal balance of the Promissory Note into shares of Common Stock of the Issuer.  Red Cat waived any interest that had accrued for the period between May 14 and May 28, 2010.  As a result of the conversion of Red Cat’s Promissory Note, the amount of Issuer’s outstanding liabilities has been reduced by more than $200,000.00.  Because the Issuer’s certificate of incorporation currently does not authorize sufficient shares to issue the shares acquired by Red Cat, the shares acquired as a result of the conversion will be issued to Red Cat following an amendment to the Issuer’s certificate of incorporation to increase the authorized number of shares of Common Stock of the Issuer.   The amendment is expected to be approved by the Issuer’s shareholders in July 2010.  Once the additional shares of the Issuer’s Common Stock  are authorized and issued to Red Cat, Red Cat will release the security interest in shares of common stock of Sycamore Films

The description of the  Notes and Security Agreements in this report is a summary only and is qualified in its entirety by the terms of the forms of Promissory Notes and Pledge and Security Agreements, attached as Exhibits 5 and 6, respectively, hereto,  and incorporated by reference herein.

Registration Rights

As additional consideration under the Stock Purchase Agreement and the Merger Agreement, the Issuer entered into a Registration Rights Agreement with Red Cat and JRT, pursuant to which Red Cat and JRT are  entitled to require the Issuer to register for resale under the Securities Act subject to certain limitations and restrictions, their 2,307,463 shares of Common Stock and 25,542,784 shares of Common Stock to be received upon the conversion of the Promissory Notes. If during the first 365 days following the closing of the Transaction ImaRx proposes to register any of its stock pursuant to Section 5 of the Securities Act or other securities under the Securities Act in connection with the public offering of such securities, then each of Red Cat and JRT have a one-time piggyback registration right to have the Issuer include all or any of their shares of Common Stock in such registration. If the Issuer does not commence such a registration transaction during the first 365 days following the closing of the Transaction, each of Red Cat and JRT shall have a one-time right to request that the Issuer register their shares of the Issuer’s Common Stock. These rights terminate with respect to Red Cat and JRT at such time as they may sell any of their shares of Common Stock freely, without registration and without restrictions regarding the quantity or manner of sale.

The description of the Registration Rights in this report is a summary only and is qualified in its entirety by the terms the Registration Rights Agreement, attached as Exhibit 7 hereto, and incorporated by reference herein.

Option to Put Issuer’s Common Stock

Pursuant to the Merger Agreement and the Stock Purchase Agreement, beginning on November 14, 2010, and continuing for a two year period immediately thereafter (the “Put Period”), JRT and Red Cat, and each of them have the right to require that, during any 90-day period following the first day of the Put Period, the Issuer  purchase from each of them up to 25% of their shares of their 2,307,463 shares and 25,542,784 shares of Common Stock to be received upon the conversion of the Promissory Notes.  They may exercise this put right, in whole or in part, at any time or from time to time during the two year period.  If during any 90-day period either or both of JRT and Red Cat elect not to exercise the put right with respect to any of 25% of the shares which they are entitled to put, such shares may be put during the following 90-day period in addition to 25% of the shares that they are entitled to put during such 90-day period. The price at which the Issuer shall be required to purchase the shares put to the Issuer shall be equal to $0.16 per share, subject to adjustment in the event of a stock split. The Issuer has the right to suspend the ability of either JRT or Red Cat to exercise their put rights during any period in which the Issuer is engaged in a capital raising transaction. In that event the term of the Put Period will be extended for an additional period equal to the period of the suspension.

The description of the options to put Issuer’s shares in this report is a summary only and is qualified in its entirety by the terms the Stock Purchase Agreement and the Merger Agreement, attached as Exhibits 3 and 4, respectively, hereto, and incorporated by reference herein.

Shareholders Agreement

On May 14, 2010, the Issuer’s shareholders collectively holding approximately 75% of the Issuer’s voting stock, specifically, Edward Sylvan, Terry Sylvan, Michael Doban, JRT and Red Cat (the “Shareholders”), have agreed that, as long as Red Cat and JRT each own at least 250,000 shares of the Issuer’s Common Stock prior

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to the proposed reverse 2:1 stock split, the Shareholders shall take all actions as are reasonably necessary to elect Donald J. Scotti and Joseph R. Takats to the Board of Directors of the Issuer and Sycamore Films. The Shareholders further agreed that, so long as Donald J. Scotti and Joseph R. Takats remain directors on the Issuer’s  Board of Directors, the Shareholders will vote all their shares of the Issuer’s Common Stock against any resolution or amendment of the Issuer’s  Certificate of Incorporation or Bylaws, or any other transaction, that would cause the membership of the Issuer’s  Board to exceed seven (7) directors, unless Donald J. Scotti and Joseph R. Takats approve a different vote as to any such action.  As of the date of the Agreement, Edward Sylvan held approximately 53% of the Issuer’s voting stock, Terry Sylvan — 16%, Michael Doban — 1%,  JRT - 2.5% and Red Cat - 2.5%.

The description of the Shareholders Agreement in this report is a summary only and is qualified in its entirety by the terms the Shareholders Agreement, attached as Exhibit 8 hereto, and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1:	Joint Filing Agreement

Exhibit 2:	Instruction C Person Information

Exhibit 3:	Agreement for the Purchase and Sale of Stock dated March 17, 2010

Exhibit 4:	Agreement and Plan of Merger dated March 17, 2010.

Exhibit 5:	Form of $200,000.00 Promissory Note between the Issuer and Red Cat Productions, Inc.

Exhibit 6:	Form of Pledge and Security Agreement between the Issuer and Red Cat Productions, Inc.

Exhibit 7:	Registration Rights Agreement between the Issuer and each of JRT Productions, Inc. and Red Cat Productions, Inc.

Exhibit 8:	Shareholders Agreement between certain shareholders of the Issuer

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief, each of the undersigned persons certifies that the information set forth in this statement is true, complete and correct.

By:	/s/ Donald J. Scotti
Name:	Donald J. Scotti, an individual

RED CAT PRODUCTIONS, INC.,
a California corporation

By:	/s/ Donald J. Scotti

Name:	Donald J. Scotti
Title:	President

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Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of ImaRx Therapeutics, Inc. dated as of June 3, 2010 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated:  June 3, 2010

Company Name

By:	/s/ Donald J. Scotti
Name: Donald J. Scotti, an individual

RED CAT PRODUCTIONS, INC.,
a California corporation

By:
Name: Donald J. Scotti
Title: President

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Exhibit 2

INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following table sets forth the name, title, principal occupation, business address, place of employment and citizenship of each of the executive officers and directors of Red Cat Productions, Inc.

Name	Title	Principal Occupation	Business Address and Place of Employment	Citizenship
Donald J. Scotti	Director and President	Director and President of ImaRx Therapeutics, Inc., and Director and President of Sycamore Films, Inc.	6860 Lexington Avenue, Suite 120, Hollywood, California 90038 Sycamore Films, Inc. and ImaRx Therapeutics, Inc.	United States

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Exhibit 3

Agreement and Plan of Merger

By and Among

Sycamore Films, Inc.,

Sweet Spot Productions, Inc.,

JRT Productions, Inc.,

Red Cat Productions, Inc.,

 Joseph Takats,

Donald J. Scotti,

and

 ImaRx Therapeutics, Inc.

__________________________________________________________________

Dated As of March  17, 2010

i

(continued)
			Page(s)

	(d)	Additional Liabilities	18

	(e)	Employee Compensation	18

	(f)	Asset Disposition	18

	(g)	Material Contracts	18

	(h)	Taxes	18

	(i)	Compliance with Laws	18

	Section 6.3.	Access to Information	18

	Section 6.4.	Post-Closing 8-K Report	19

	Section 6.5.	Director and Officer Liability	19

	(a)	Directors’ and Officers’ Liability Insurance.	19

	(b)	Directors’ and Officers’ Indemnification	19

	(c)	Continuity of Insurance and Indemnification Obligations	19

	Section 6.6.	Updating of Disclosure Documents	20

	Section 6.7.	Rescission of Merger	20

ARTICLE 7	Closing Conditions		20

	Section 7.1.	Conditions to Each Party’s Obligation	20

	(a)	No Legal Barriers	20

	(b)	Third Party Consents Obtained	20

	Section 7.2.	Conditions to the Obligations of Target, Sellers and Seller Shareholders	21

	(a)	Officer Certificate Regarding Representation and Warranties	21

	(b)	Issuance and Delivery of Shares	21

	(c)	Capital Resources	21

	(d)	Ancillary Documents	21

	(e)	Budget Approval	21

(continued)
			Page(s)

	(f)	Surviving Charter and Bylaws Approval	22

	(g)	Surviving Board and Officers Appointments	22

	(h)	Covenants Fulfilled.	22

	Section 7.3.	Conditions to the Obligations of Subsidiary and Purchaser.	22

	(a)	Officer Certificate regarding Representations and Warranties	22

	(b)	Covenants Fulfilled	22

ARTICLE 8	Indemnification		22

	Section 8.1.	Survival of Representations and Warranties	23

	Section 8.2.	Indemnification by Purchaser and Subsidiary	23

	Section 8.3.	Indemnification by Sellers	23

	Section 8.4.	Notice	23

	Section 8.5.	Limitation on Indemnification	23

	Section 8.6.	Calculation of Damages	23

ARTICLE 9	Termination		24

	Section 9.1.	Termination	24

	(a)	by mutual written consent of Target, Subsidiary, and Purchaser	24

	(b)	by any party	24

	Section 9.2.	Effect of Termination	24

ARTICLE 10	General Provisions		24

	Section 10.1.	Entire Agreement	25

	Section 10.2.	Notices	25

	Section 10.3.	Governing Law	25

	Section 10.4.	Descriptive Headings	26

	Section 10.5.	No Third-Party Beneficiaries	26

(continued)
		Page(s)

Section 10.6.	No Strict Construction	26

Section 10.7.	Counterparts	26

Section 10.8.	Amendment	26

Section 10.9.	Severability	26

		26

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EXHIBITS

Exhibit A	Budget
Exhibit B	Form of Employment Agreement - Scotti
Exhibit C	Form of Employment Agreement - Takats
Exhibit D	Form of Opinion – Mitchell Silberberg & Knupp, LLP
Exhibit E	Form of Opinion - Stepp Law Corporation / Stoel Rives LLP
Exhibit F	Form of Pledge and Security Agreement
Exhibit G	Form of Promissory Note
Exhibit H	Form of Registration Rights Agreement
Exhibit I	Form of Shareholders Agreement
[Exhibit J	Form of Surviving Bylaws]
[Exhibit K	Form of Surviving Charter]

DISCLOSURE SCHEDULES

Target Disclosure Document

Purchaser and Subsidiary Disclosure Document

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of March 17, 2010, is by and among  Sycamore Films, Inc., a Nevada corporation (“Subsidiary”); Sweet Spot Productions, Inc., a California corporation (“Target”); JRT Productions, Inc., a California corporation (“JRT”); Red Cat Productions, Inc., a California corporation (“Red Cat” and collectively with JRT, “Sellers,” and each individually, a “Seller”); Joseph Takats (“Takats”), and Donald J. Scotti (“Scotti,” and collectively with Takats, “Seller Shareholders,” and each individually, a “Seller Shareholder”); and ImaRx Therapeutics, Inc., a Delaware corporation  (“Purchaser”).

RECITALS

WHEREAS, Target and Subsidiary have executed that certain Term Sheet dated as of January 21, 2010, and Purchaser and Subsidiary have executed that certain Letter of Intent dated as of February 5, 2010.

WHEREAS, Purchaser is a reporting issuer pursuant to the provisions of the Securities Exchange Act of 1934 (the “Exchange Act”);

WHEREAS, JRT and Red Cat each own 50% of the issued and outstanding stock of the Target;

WHEREAS, Takats is the holder of 100% of the issued and outstanding shares of stock of JRT;

WHEREAS, Scotti is the holder of 100% of the issued and outstanding shares of stock of Red Cat;

WHEREAS, Purchaser, Subsidiary, Sellers, Seller Shareholders and Target propose to merge Target with and into Subsidiary in exchange for shares of Subsidiary common stock and certain Promissory Notes, as defined herein, (the “Merger”), on the condition that immediately following the Closing of the Merger, Subsidiary shall enter into that certain Agreement for the Purchase and Sale of Stock with Purchaser (the “Stock Exchange Agreement”), whereby Purchaser shall acquire all of the issued and outstanding shares of Subsidiary common stock $0.001 par value in exchange for the issuance by Purchaser to Sycamore Shareholders (then including Sellers) of an aggregate of 79,376,735 shares of Purchaser’s $0.0001 par value common stock and certain other rights granted to Sellers as provided herein (the “Acquisition”); and

WHEREAS, the parties intend that the Merger will be treated for income tax purposes as a forward triangular merger pursuant to Section 368(a)(2)(D) of the Code (as defined below).

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AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
Definitions

As used herein, the terms below shall have the following meanings.  Any of such terms, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.

“Action” means any action, claim, suit, litigation, proceeding, labor dispute, arbitral action, governmental audit, inquiry, criminal prosecution, investigation, charge or complaint.

“Acquisition” means the transaction contemplated by the Stock Exchange Agreement.

“Affiliate” means, with respect to any Person (as defined below), any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.

“Ancillary Documents” means the Employment Agreements, Promissory Notes, Pledge and Security Agreements, Opinions of Counsel, Registration Rights Agreement, Shareholders Agreement, and Stock Powers (each as defined below).

“approval by” Seller Shareholders or Sellers means unanimous approval by Scotti and Takats or JRT and Red Cat, as the case may be.

“Articles of Merger” means fully completed and executed Articles of Merger Form 92A as provided by the Office of Nevada Secretary of State, accompanied by appropriate filing fees, designating Subsidiary as the “surviving entity” and Target as the “merging entity.”

“Assets” means all of Target’s right, title and interest in and to the business, properties, assets and rights of any kind, whether tangible or intangible, real or personal, and constituting, or used in connection with, or related to, the Business (as defined below) or in which Target has any interest.

“Audited Financial Statements” means the balance sheet, income statement, statement of stockholders equity, and statement of cash flows or, in each instance, equivalent statements of the Purchaser as of December 31, 2009, and for the two (2) years then ended, and Target as of October 31, 2009, and for the two (2) years then ended, as the case may be, as reported on by the Auditors and as commonly provided to shareholders.

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“Auditors” means independent certified public accountants currently retained by Purchaser and Target, as the case may be, for the purpose of auditing their respective financial statements.

“Budget” means the budget for the first twelve (12) months of operations of Purchaser and Surviving Corporation (as defined below), as approved by Scotti and Takats, attached hereto as Exhibit A.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law (as defined below) to be closed in the State of California.

“Business” means Target’s business of conceiving, developing and producing advertising and trade campaigns promoting feature films and videogames, including film trailers, teasers, TV and radio spots, Internet advertising and cross-platform/new media marketing, and activities ancillary thereto.

“Claim Notice” has a meaning ascribed to it in Section 8.4 of this Agreement.

“Closing Date” means the date which is specified in Section 2.2 of this Agreement.

“Closing” means the completion of the Transaction, to occur as contemplated by Section 2.2 of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Common Stock” means the $.0001 par value common stock of Purchaser.

“Court Order” means any judgment, decision, consent decree, injunction, ruling, assessment, writ or order of any Governmental Entity (as defined below) that is binding on any Person or its property under applicable Law.

“Covenanting Party” means each Target, Subsidiary and Purchaser (collectively, “Covenanting Parties”).

 “Damages” means any Action, cost, damage, expense, disbursement, expense, Liability (as defined below) (other than unknown contingent or unmatured Liabilities), loss, deficiency, diminution in value, obligation, penalty or settlement of any kind or nature, including but not limited to, interest or other carrying costs, penalties, reasonable legal, accounting and other professional fees and expenses incurred in the investigation, collection, prosecution and defense of claims and amounts paid in settlement, that may be imposed on or otherwise incurred or suffered by the specified Person; provided, however, that damages shall not include  any punitive, consequential or incidental damages relating to any claim for which such party may be entitled to recover under this Agreement.

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“Default” means (a) any breach or default; (b) the occurrence of an act or event that, with the passage of time or the giving of notice or both, would constitute a breach or default; or (c) the occurrence of any act or event that, with or without the passage of time or the giving of notice or both, would give rise to a right of termination, renegotiation or acceleration.

“Effective Time” means the time specified in Section 2.3 of this Agreement.

“Employment Agreements” means the Employment Agreements by and between Purchaser and each Scotti and Takats, executed in the form reasonably satisfactory to Takats and Scotti, in substantially the form of Exhibit B and Exhibit C attached hereto.

“Exchange Act” means the Securities Exchange Act of 1934.

“GAAP” means accounting principles generally accepted in the United States.

“Governmental Entity” means any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

“Indemnified Party” has a meaning ascribed to it in Section 8.4 of this Agreement.

“Indemnified Purchaser Party” has a meaning ascribed to it in Section 8.3 of this Agreement.

“Indemnified Seller Party” has the meaning ascribed to it in Section 8.2 of this Agreement.

“Indemnitor” has a meaning ascribed to it in Section 8.4 of this Agreement.

“ImaRx Shareholders” means all holders of $.0001 par value common stock of Purchaser immediately prior to the consummation of the transaction contemplated by the Stock Exchange Agreement.

“IRS” means the Internal Revenue Service of the United States of America.

“JRT Collateral” means 50% of the issued and outstanding shares of the $.001 par value common stock of Subsidiary securing the JRT Note Indebtedness pursuant to the terms of the JRT Note and JRT Security Agreement (as defined below).

“JRT Note Indebtedness” means the total amount due under the terms of the JRT Note (as defined below).

“JRT Note”  means the Promissory Note executed in favor of JRT.

“JRT Security Agreement” means the Pledge and Security Agreement (as defined below) securing  JRT Note Indebtedness.

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“Knowledge of Purchaser” means the actual knowledge of the members of the board of directors on the Closing Date of Purchaser of a particular fact, circumstance, event or matter, or knowledge of such fact, circumstance, event or matter that would have been obtained after making reasonable inquiry.

“Knowledge of Subsidiary” means the actual knowledge of Edward Sylvan, Terry Sylvan, or Michael Doban of a particular fact, circumstance, event or matter, or knowledge of such fact, circumstance, event or matter that would have been obtained after making reasonable inquiry.

 “Knowledge of Target” means the actual knowledge of Takats or Scotti of a particular fact, circumstance, event or matter, or knowledge of such fact, circumstance, event or matter that would have been obtained after making reasonable inquiry.

“Laws” means any laws, statutes, ordinances, regulations, rules, notice requirements, court decisions, agency guidelines, principles of law and common law, and orders of any Governmental Entity.

“Liability” means any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether known or unknown, and whether accrued, absolute, contingent, matured or unmatured.

“Material Adverse Change” means any material adverse change in the financial condition, business, results of operations, assets, Liabilities or operations of Purchaser, Subsidiary or Target, or the ability of Purchaser, Subsidiary or Target, to consummate the transactions contemplated by this Agreement and the Stock Exchange Agreement, or any event or condition which would, with the passage of time, constitute a “Material Adverse Change”; provided, however, that the foregoing definition excludes the effects of (i) changes that are generally applicable to the industry and markets in which Target operates; (ii) changes that are generally applicable to the United States economy or securities markets or the world economy or international securities markets; (iii) any change arising in connection with earthquakes, acts of war, sabotage or terrorism, military actions or the escalation thereof; or (iv) any other effect of the public announcement of this Agreement, the transactions contemplated hereby or the consummation of such transactions.

“Opinions” means the legal opinions of Mitchell, Silberberg & Knupp, LLP, and  Stepp Law Corporation, in substantially the form of Exhibit D  and Exhibit E, correspondingly, attached hereto.

“Ordinary Course of Business” or “Ordinary Course” or any similar phrase means the ordinary and usual course of conduct of the Business, consistent with the past practice of Target.

“Permits” means all licenses, permits, franchises, approvals, authorizations, certifications, consents or orders of, or filings with (or any waiver of the foregoing), any Governmental Entity, or any other Person (including, without limitation, federal and state agencies regulating food safety).

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“Person” means any person or entity, whether an individual, trustee, corporation, partnership, limited partnership, limited liability company, trust, unincorporated organization, business association, firm, joint venture, or Governmental Entity.

“Personal Property” means all machinery, equipment, furniture, fixtures, motor vehicles, other miscellaneous supplies, tools, fixed assets and other tangible personal property owned or leased by or used, or intended by Target for use, in connection with the Business.

“Pledge and Security Agreements” refers to the JRT Security Agreement and the Red Cat Security Agreement executed by and between Purchaser, Subsidiary and Sellers granting to each Seller, respectively, a first priority security interest in the JRT Collateral and the Red Cat Collateral, respectively, pursuant to Section 3.2 of this Agreement, in the form reasonably satisfactory to Takats and Scotti, in substantially the form of Exhibit F attached hereto.

“Promissory Notes” refers to the JRT Note and Red Cat Note (as defined below) executed in favor of each Seller, respectively, as a part of the Purchase Price (as defined below) payment pursuant to Section 3.2 of this Agreement, in the form reasonably satisfactory to Takats and Scotti in substantially the form of Exhibit G attached hereto.

“Purchase Price” means the total amount of the consideration paid for Target Shares (as defined below), as specified in detail in Section 3.1 of this Agreement.

“Purchaser” means ImaRx Therapeutics, Inc., a Delaware corporation.

“Purchaser Disclosure Document” means the Company Disclosure Document (each as defined by the Stock Exchange Agreement), with such additional disclosures and exceptions to representations and warranties made by Purchaser under this Agreement.

“Purchaser Financial Statements” refers to the Company Audited Financial Statements and Company Unaudited Financial Statements (each as defined in the Stock Exchange Agreement).

“Put Right” means the option to put Purchaser Stock as defined in Section 3.5 of this Agreement.

“Red Cat Collateral” means 50% of the issued and outstanding $.001 par value common stock of Subsidiary securing Red Cat Note Indebtedness pursuant to the terms of the Red Cat Note and Red Cat Security Agreement (as defined below).

“Red Cat Note Indebtedness” means the total amount due under the terms of the Red Cat Note.

“Red Cat Note” means the Promissory Note executed in favor of Red Cat.

“Red Cat Security Agreement” means the Pledge and Security Agreement securing Red Cat Note Indebtedness.

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“Registration Rights Agreement” means the Registration Rights Agreement by and between Purchaser and Sellers, in the form reasonably satisfactory to Takats and Scotti, in substantially the form of Exhibit H attached hereto.

 “Reverse Stock Split” means a one-for-two (1:2) reverse stock split of the issued and outstanding shares of the Common Stock that Purchaser shall cause to occur as soon as practicable after the Acquisition pursuant to the Stock Exchange Agreement.

“SEC” means the Securities Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Seller Shareholders” means Scotti and Takas.

“Shareholders Agreement” means the Shareholders Agreement or similar agreement satisfactory to Scotti and Takats in substantially the form of Exhibit I attached hereto.

“Stock Exchange Agreement” means the Agreement for the Purchase and Sale of Stock, dated as of March ___,  2010, by and among Surviving Corporation and Purchaser, to be closed immediately after the Closing of the Merger, whereby Surviving Corporation shall became a wholly owned subsidiary of Purchaser.

“Stock Powers” means stock powers executed by Subsidiary and Purchaser in connection with the Pledge and Security Agreements with respect to the $.001 par value common stock of Surviving Corporation.

“Subsidiary” means Sycamore Films, Inc., a Nevada corporation.

“Subsidiary Disclosure Document” means the Sycamore Disclosure Document (each as defined by the Stock Exchange Agreement), with such additional disclosures and exceptions to representations and warranties made by Subsidiary under this Agreement.

“Surviving Bylaws” means the bylaws of Surviving Corporation, in substantially the form of Exhibit J attached hereto.

“Surviving Charter” means the Articles of Incorporation of Surviving Corporation, in substantially the form of Exhibit K attached hereto.

“Surviving Corporation” means Subsidiary, Sycamore Films, Inc., a Nevada corporation, immediately after the Effective Time (as defined below) of the Merger (as defined below).

“Sycamore Shareholders” means Edward Sylvan, Terry Sylvan, Michael Doban and all other persons specified on the Sellers Schedule to the Stock Exchange Agreement.

“Target Balance Sheet” means the most recent balance sheet included in the Unaudited Financial Statements of Target.

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“Target Disclosure Document” means the Sweet Spot Disclosure Document (as defined by the Stock Exchange Agreement) with such additional disclosures and exceptions to  representations and warranties made by Target under this Agreement.

“Target Shares” means all of the issued and outstanding no par value common stock of Target.

“Target Unaudited Financial Statements” means balance sheet, income statement, statement of stockholders’ equity and statement of cash flows or equivalent statements of Target as commonly prepared, as of December 31, 2009.

“Target” means Sweet Spot Productions, Inc., a California corporation.

“Transaction” means the consummation of the Merger and the Acquisition as provided by this Agreement and the Stock Exchange Agreement.

“UCC” means the Uniform Commercial Code currently in effect in the State of California; provided, however, in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of security interest in any collateral referenced to in the Promissory Notes and Pledge and Security Agreements is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of California, the term “UCC” shall mean the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such attachment, perfection or priority and for purposes of definitions related to such provisions.

ARTICLE 2
The Merger

Section 2.1. Transaction. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with provisions of Chapter 78 and Chapter 92A of the Nevada Revised Statutes, at the Effective Time, (a)  Target shall be merged with and into Subsidiary, (b) the separate corporate existence of Target shall cease, all Target Shares shall be cancelled and extinguished, and (c) Target and Subsidiary shall continue their corporate existence under Nevada law as Surviving Corporation (the “Merger”).  Immediately upon the execution of this Agreement, Surviving Corporation shall enter into the Stock Exchange Agreement with the Purchaser for the purpose of becoming a wholly-owned subsidiary thereof (the “Acquisition,” and collectively with the Merger, the “Transaction”).  The parties understand that the principal purpose of this Agreement is to complete the Transaction, and that such principal purpose will be frustrated if the Acquisition subsequent to the Merger does not occur.

Section 2.2. Closing. Subject to the satisfaction or waiver of all of the conditions to closing contained in ARTICLE 7 of this Agreement, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Mitchell Silberberg & Knupp LLP, 11377 West Olympic Boulevard, Los Angeles, California 90064, at 10:00 a.m. on the Closing Date (as defined below) determined by the parties, but not later than April 20, 2010, or (b) at such other place and time or on such other date as Purchaser, Subsidiary and Target may agree in writing (the “Closing Date”).  Not later than three (3) Business Days before the Closing, (a) Subsidiary

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shall have delivered to CT Corp or similar institution satisfactory to Purchaser the Articles of Merger for presentation to an appropriate representative of the Nevada Secretary of State, with instructions that the Articles of Merger are not to be filed until the parties so direct at the Closing telephone conference call; (b) to the extent possible, the representative of the Nevada Secretary of State shall conduct a preliminary review of the Articles of Merger to ensure that the Articles of Merger are in proper form; and (c) Purchaser shall have previously provided a transfer agent of its choice with instructions to issue, upon Purchaser’s subsequent authorization, shares of the Common Stock to Sellers and Sycamore Shareholders, as provided by the Stock Exchange Agreement.  The parties shall schedule a telephone conference call with the Nevada Secretary of State representative and such transfer agent to occur at the Closing.  During that conference call, Subsidiary and Target, or their counsel, shall give an oral authorization to the Nevada Secretary of State to file the Articles of Merger.  Immediately upon confirmation by the Nevada Secretary of State that the Articles of Merger have been filed, Purchaser, or its counsel, shall authorize and instruct Purchaser’s transfer agent to issue and deliver shares of the Common Stock to Sellers and other Sycamore Shareholders in accordance with the terms of the Stock Exchange Agreement.

Section 2.3. Effective Time. The Merger shall become effective upon the filing of the Articles of Merger with the Nevada Secretary of State in accordance with Section 92A.200 of the Nevada Revised Statutes (“Effective Time”).  Promptly after the Effective Time, Surviving Corporation or the Purchaser shall file such document as it deems necessary pursuant to Section 1108(d) of the California Corporations Code.

Section 2.4. Effect of Merger. The Merger shall have the effects set forth in Section 2.1 of this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Target and Subsidiary shall vest in Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of Target and Subsidiary shall become the debts, liabilities, obligations, restrictions, disabilities and duties of Surviving Corporation.

Section 2.5. Directors and Officers.

(a) Board of Directors of Surviving Corporation.  The board of directors of Surviving Corporation shall consist of five (5) directors (the “Surviving Board”).  On the Closing Date, (a) Edward Sylvan, Terry Sylvan, and Michael Doban, and each of them, being the current directors of Subsidiary, shall continue as the directors on the Surviving Board; and (b) Scotti and Takats shall be appointed as additional directors on the Surviving Board and will serve as such until their successors are appointed or elected and duly qualified.

(b) Officers of Surviving Corporation.  On the Closing Date, Scotti shall become the President of the Surviving Corporation, and Takats shall become the Senior Executive Vice President and Treasurer of the Surviving Corporation, and both shall serve in these capacities on the terms and conditions set forth in the respective Employment Agreements.

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Section 2.6.   Surviving Charter.  The Articles of Incorporation of Subsidiary, in the form attached as Exhibit K hereto,  shall be from and after the Effective Time, the Surviving Charter until amended as provided in the Surviving Charter or by applicable Laws.

Section 2.7. Surviving Bylaws.  Subsidiary shall take all requisite action to amend its Bylaws, in a manner satisfactory to the Seller Shareholders, and Subsidiary’s Bylaws in effect immediately prior to the Effective Time shall be, from and after the Effective Time, the Surviving Bylaws, attached hereto as Exhibit J, until amended as provided in the Surviving Charter, the Surviving Bylaws or by applicable Laws.

Section 2.8. Capital Structure of the Surviving Corporation. At the Closing, Subsidiary shall issue or cause to be issued 2,500,000 shares of common stock to each of the Sellers. Immediately following the Closing, the issued and outstanding shares of Subsidiary’s $.001 par value common stock shall be as follows:

Name of Shareholder	Percentage Ownership	Number of Shares of that Common Stock
JRT	2.907%	2,500,000
Red Cat	2.907%	2,500,000
Sycamore Shareholders	94.186%	81,000,000
Total:	100%	86,000,000

ARTICLE 3
The Consideration

Section 3.1. Purchase Price.  The Purchase Price for the Target Shares and the other acts and agreements of the Seller Shareholders shall be One Million Two Hundred Thousand Dollars ($1,200,000.00).  The consideration paid to Sellers for the Target Shares shall consist of the Promissory Notes, Subsidiary Stock,  registration rights and Put Rights.

Section 3.2. Promissory Notes.  Four Hundred Thousand  Dollars ($400,000.00) of the Purchase Price shall be paid at the Closing by delivery by Purchaser to the Sellers of the Promissory Notes, each in the principal amount of Two Hundred Thousand Dollars ($200,000.00).

Section 3.3. Subsidiary Stock.  On the Closing Date, Subsidiary shall issue or cause to be issued to each Seller such number of shares of Subsidiary’s $.001 par value common stock that, upon the closing of the Acquisition, shall entitle each Seller to 2½% of the total number of shares of the Common Stock issued and outstanding at the closing of the Acquisition.

Section 3.4. Registration Rights. Until such time as Sellers may sell the shares of the Common Stock received by each on the Closing Date freely and without restrictions regarding quantity or manner of sale, Sellers shall be provided with registration rights

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with respect to such shares of the Common Stock as set forth in the Registration Rights Agreements to be executed and delivered by Purchaser to Sellers on or prior to the Closing Date.

Section 3.5. Put Rights. Beginning on that date which is six (6) months after the Closing Date, and continuing for a two year period immediately thereafter (the “Put Period”), each Seller shall have the right to require that, during any 90-day period following the first day of the Put Period, Purchaser purchase from that Seller up to 25% of the Common Stock received by that Seller on the Closing Date (“Put Right”). A Seller may exercise the Put Right, in whole or in part, at any time or from time to time during the Put Period, by delivering to Purchaser a thirty (30) day written notice of such Seller’s intent to exercise its Put Right, which notice shall specify the number of shares of the Common Stock to be purchased by Purchaser. If during any 90-day period a Seller elects not to exercise the Put Right with respect to any of 25% of the Common Stock which that Seller is entitled to put, such Common Stock may be put during the following 90-day period in addition to 25% of the Common Stock that such Seller is entitled to put during such 90-day period.  As such, at the beginning of the fourth 90-day period each Seller shall have the right to exercise the Put Right with respect to any and all of the Common Stock held by that Seller as of the Closing Date.  The price at which Purchaser shall be required to purchase shares of the Common Stock shall equal (i) $0.16 per share, in the event that the Put Right is exercised prior to the Reverse Stock Split, and (ii) $0.32 per share, in the event that the Put Right is exercised after the Reverse Stock Split.  The purchase price for the Common Stock so put shall be paid by Purchaser within ten (10) Business Days following the expiration of the 30-day notice period.

Section 3.6. Limited Suspension of Rights During Fundraising.  The provisions of Section 3.5 of this Agreement notwithstanding, if at any time during the Put Period Purchaser decides to raise funds for a particular project, whether by a public or private sale of shares of the Common Stock or by any other form of financing transaction, and determines in good faith that Sellers’ exercise of Put Rights may interfere with such fundraising efforts, Purchaser may suspend Sellers’ rights to exercise their Put Rights by delivering to Sellers a written notice of suspension, which notice shall set forth the planned fundraising activity and the anticipated duration of the suspension period.  The Put Period shall be extended for the duration of such suspension period.  Upon Sellers’ receipt of the notice of suspension and during the suspension period, the Sellers (i) shall not exercise their Put Rights, and (ii) shall not exercise rights granted under the Registration Rights Agreements at a time or in a manner that will interfere with the efforts of Purchaser to raise funds.  The suspension period shall terminate and the Sellers shall be able to exercise the suspended rights to the full extent provided by this Agreement and the Ancillary Documents upon the earlier of (i) completion of Purchaser’s fundraising campaign including such reasonable period thereafter as requested by an underwriter or financial advisor participating in the fund raising not to exceed six (6) months from the date of closing of the fund raising including the exercise of any over allotment option granted to such underwriters or financial advisors; or (ii) Purchaser’s determination that the necessary funds cannot be raised within the immediate future, not to exceed twelve (12) months.

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ARTICLE 4
Representations and Warranties of Target

Except as otherwise set forth in writing in the Target Disclosure Document delivered by the Target to Subsidiary in connection with this Agreement, Target hereby represents and warrants to Subsidiary and Purchaser as follows:

Section 4.1. Organization.  Target is duly organized, validly existing and in good standing under the Laws of the State of California with full power and authority to conduct and carry on the Business as it is presently being conducted and to own or lease, as applicable, the Assets, which it currently owns or leases.  Target is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary.  Target Disclosure Document correctly lists the current directors, managers and executive officers of Target.

Section 4.2. Capitalization; No Derivative Securities.

(a) Capitalization. On the Closing Date, the total authorized capital of the Target consists of one million (1,000,000) shares of no par value common stock, all of which are issued and outstanding and constitute the Target Shares.  Immediately prior to the Closing, the ownership of the Target Shares is as follows:

Shareholder	Percentage Ownership	Number of Shares of Common Stock
JRT	50%	500,000
Red Cat	50%	500,000
Total:	100%	1,000,000

All of the Target Shares have been duly authorized and validly issued in accordance with applicable Laws and are fully paid and non-assessable.  None of the Target Shares were issued in violation of any preemptive right.

(b) Derivative Securities.  On the Closing Date, there will be no (i) outstanding options, warrants, agreements, convertible or exchangeable securities or other arrangements or commitments pursuant to which the holders thereof shall have the right to sell, transfer, purchase, return, redeem, or otherwise acquire shares of Target’s no par value common stock; (ii) shares of Target’s no par value common stock reserved for any purpose; (iii) agreements pursuant to which registration rights in the Target Shares have been granted; (iv) agreements, whether written or oral, among any current and former stockholders or members of Target or Sellers; (v) statutory or contractual preemptive rights or rights of first refusal with respect to the Target Shares; (vi) declared or accrued dividends on any of the Target Shares; or (vii) any other voting trust, voting agreement, stockholders agreement, pledge agreement, buy-sell agreement, or similar agreement affecting or relating to ownership interests in Target

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Section 4.3. Material Contracts.  Target Disclosure Document discloses all material agreements, contracts, arrangements, commitments, obligations, bonds, franchises, indemnities, indentures, instruments, leases, licenses and understandings, whether or not in writing, (collectively referred to as “Material Contracts”), with a brief summary of each such Material Contract.  To the Knowledge of Target, (i) each such Material Contract is legal, valid, binding, enforceable and in full force and effect; and (ii) no party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under any such Material Contract; and (iii) no party has repudiated any provision of any such Material Contract.

Section 4.4. Litigation.  Except as set forth in Target Disclosure Document, there is no Action pending or, to the Knowledge of the Target, threatened against the Target, any of its Affiliates or any of the Assets which, individually or in the aggregate, (i) involves monetary claims for more than $25,000; (ii) involves any requests for injunctive relief; or (iii) or challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.  Except as set forth in the Target Disclosure Document, neither the Target, any Seller, nor any Asset is subject to any outstanding Court Order.  Target has not commenced any Action and is not contemplating commencing any Action against any Person.

Section 4.5. No Undisclosed Liabilities.  Target does not have, to the Knowledge of the Target, any material Liabilities, whether accrued, absolute, contingent or otherwise, and whether due or to become due, probable of assertion or not, except (i) those reflected or otherwise reserved against in the Target Financial Statements in amounts that have been established on a basis consistent with past practices of Target and in accordance with GAAP; (ii) those arising subsequent to the Target Financial Statements in the Ordinary Course of Business, none of which constitute or would constitute a violation or breach of any condition or covenant in this Agreement; (iii) those not required to be reflected on, or disclosed in the footnotes to, the Target Financial Statements under GAAP; (iv) executory obligations under the Material Contracts and executory obligations under contracts not required to be disclosed as Material Contracts; and (v) other Liabilities of which Purchaser and Subsidiary have Knowledge.

Section 4.6. No Material Adverse Change.  Except as contemplated or caused by this Agreement, there has not been (i) any Material Adverse Change in the Business, (financial or otherwise), operations, or prospects of Target; (ii) any damage, destruction, or loss, whether covered by insurance or not, having a material adverse effect on the Business, (financial or otherwise), operations or prospects of Target; (iii) any entry into or termination of any material commitment, contract, agreement, or transaction (including, without limitation, any material borrowing or capital expenditure or sale or other disposition of any material asset or assets) by or involving Target, other than this Agreement, and agreements executed in the Ordinary Course of Business; (iv) any redemption, repurchase, or other acquisition for value of its capital stock by Target, or any dividend or distribution declared, set aside, or paid on capital stock of Target; (v) any transfer of any right granted pursuant to any material lease, license, agreement, patent, trademark, trade name, or copyright of Target; (vi) any sale or other disposition of any Asset, or any mortgage, pledge, or imposition of any lien or other encumbrance on any Asset, other than in the Ordinary Course of Business, or any agreement relating to any of the foregoing; of (vii) any default or breach by Target in any material respect pursuant to any contract, license or permit.  Since the date of the

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Target Balance Sheet, Target has conducted the Business only in the ordinary and usual course, and, without limiting the foregoing, no changes have been made in (i) executive compensation amounts, (ii) the manner in which other employees of Target are compensated, (iii) supplemental benefits provided to any such executives or other employees, or (iv) inventory amounts in relation to sales amounts, except, in any such event, in the Ordinary Course of Business and, in any event, without material adverse effect on the business, condition (financial or otherwise), operations, or prospects of causing a Material Adverse Change with respect to Target.

Section 4.7. Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder's, or other fee or commission in connection with this Agreement or any related transaction based upon any agreements, written or oral, made by or on behalf of Target.

Section 4.8. Representations in Stock Exchange Agreement. To the extent applicable to this Agreement, Target’s representations and warranties under Article IV of the Stock Exchange Agreement are incorporated by reference herein.

ARTICLE 5
Representations and Warranties of Purchaser and Subsidiary

Except as otherwise set forth in writing in the respective Purchaser and the Subsidiary Disclosure Documents delivered by Purchaser and Subsidiary to Sellers in connection with this Agreement, Purchaser and Subsidiary, severally, for itself only, except for the representation and warranty set forth in Section 5.5 which is made solely by Subsidiary, hereby represent and warrant to Sellers and Target as follows:

Section 5.1. Organization.  Purchaser and Subsidiary are duly organized, validly existing and in good standing under the Laws of the jurisdictions of their organization with full corporate power and authority to conduct their businesses as they are presently being conducted and to own or lease, as applicable, their assets.  Purchaser and Subsidiary are duly qualified to do business as foreign entities and are in good standing in each jurisdiction where the nature of the transactions contemplated by this Agreement make such qualification necessary.

Section 5.2. Authority.  Purchaser and Subsidiary have all requisite corporate power and corporate authority, and have taken all corporate actions necessary, to execute, deliver and perform this Agreement, the Ancillary Documents and the Stock Exchange Agreement, to consummate the transactions contemplated hereby and thereby and to perform their obligations hereunder and thereunder.  The execution and delivery by Purchaser and Subsidiary of this Agreement, the Ancillary Documents and the Stock Exchange Agreement, and the consummation by Purchaser and Subsidiary of the transactions contemplated hereby and thereby have been duly and validly authorized by the respective boards of directors of Purchaser and Subsidiary, and Purchaser and Subsidiary have taken all other corporate actions necessary to authorize this Agreement, the Ancillary Documents and the Stock Exchange Agreement, and the transactions contemplated hereby and thereby.  This Agreement has been duly and properly

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executed and delivered by Purchaser and Subsidiary and, is the legal, valid and binding obligations of Purchaser and Subsidiary, enforceable against each in accordance with its terms.

Section 5.3. Capitalization.

(a) Purchaser.  On the Closing Date, the total authorized capital of Purchaser consists of (a) one hundred million (100,000,000) shares of $.0001 par value common stock, of which, at the Closing of the Merger eleven million six hundred and sixty-five thousand seven hundred thirty-three (11,665,733)  shares are issued and outstanding, and (b) five million (5,000,000) shares of $.0001 par value preferred stock, of which at the Closing of the Merger zero (0) shares are issued and outstanding.  The rights, privileges and preferences of Purchaser’s capital stock are as stated in Purchaser’s Certificate of Incorporation, as amended to date.  All outstanding shares of the Common Stock are duly authorized, validly issued, fully paid and non-assessable.  Except as disclosed in the Stock Exchange Agreement, as of the Closing Date, there are no outstanding or authorized capital stock, options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Purchaser to issue, sell, or otherwise cause to become outstanding any of its capital stock; and, except as provided in ARTICLE 3 of this Agreement, there are no outstanding contracts, commitments or rights of any kind that could require Purchaser to repurchase, redeem or otherwise acquire any outstanding shares of its capital stock.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to Purchaser.

(b) Subsidiary.  On the Closing Date, the total authorized capital of Subsidiary consists of one hundred million (100,000,000) shares of $.001 par value common stock, of which eighty six million (86,000,000) shares are issued and outstanding.  The rights, privileges and preferences of Subsidiary’s $.001 par value common stock are as stated in Subsidiary’s Certificate of Incorporation, as amended to date.  All of the outstanding shares of Subsidiary’s $.001 par value common stock are duly authorized, validly issued, fully paid and non-assessable.  There are no outstanding or authorized capital stock, options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Subsidiary to issue, sell, or otherwise cause to become outstanding any of its capital stock, and there are no outstanding contracts, commitments or rights of any kind that could require Subsidiary to repurchase, redeem or otherwise acquire any outstanding shares of its capital stock.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to Subsidiary.

Section 5.4. Investment Intent.   Subsidiary is acquiring the Target Shares for its own account and not with a view to their distribution within the meaning of Section 2(a)(11) of the Securities Act, in any manner that would be in violation of the Securities Act.  Subsidiary has not, directly or indirectly, offered the Target Shares to anyone or solicited any offer to buy the Target Shares  from anyone, so as to bring the offer and sale of the Target Shares within the registration requirements of the Securities Act.

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Section 5.5.   Capital Resources.  Purchaser and Subsidiary have, and will have at the Effective Time, commitments for sufficient funds, in the form of capital contributions or loan proceeds, or both, to pay (i) Purchaser’s obligations under this Agreement and Ancillary Documents to which Purchaser and Subsidiary are parties; and (ii) the amount of $1,800,000.00, which amount has been approved by Seller Shareholders on or prior to the Closing Date as being adequate to finance the operations of Purchaser and Surviving Corporation for the first twelve (12) months following the Closing in a manner consistent with the Budget.

Section 5.6.    Liabilities.  Purchaser does not have any material Liabilities, whether accrued, absolute, contingent or otherwise, and whether due or to become due, probable of assertion or not, except (i) those reflected or otherwise reserved against in the Purchaser Financial Statements in amounts that have been established on a basis consistent with past practices of Purchaser and in accordance with GAAP; (ii) those arising subsequent to the Purchaser Financial Statements in the Ordinary Course of Business, none of which constitute or would constitute a violation or breach of any condition or covenant in this Agreement; (iii) those not required to be reflected on, or disclosed in the footnotes to, the Purchaser Financial Statements under GAAP; and (iv) other Liabilities of which Target has Knowledge.  Subsidiary has no material Liabilities, whether accrued, absolute, contingent or otherwise, and whether due or to become due, probable of assertion or not.

Section 5.7.     Material Contracts.  The Purchaser and the Subsidiary Disclosure Documents specify all material contracts, agreements, or understandings, whether express or implied, written or verbal, to which either Purchaser or Subsidiary is a party, with a brief summary of each such material contract, agreement or understanding.  To the Knowledge of the Purchaser and the Subsidiary, (i) each such contract is legal, valid, binding, enforceable and in full force and effect; and (ii) no party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under any such contract; and (iii) no party has repudiated any provision of any such contract.

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Section 5.8.     Compliance with Law. Purchaser and Subsidiary are in compliance with all Laws and Court Orders which would affect their ability to perform their  obligations hereunder.  There is no Action pending or threatened against Purchaser or Subsidiary that would affect its ability to perform its obligations hereunder.

Section 5.9.      Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder's, or other fee or commission in connection with this Agreement or any related transaction based upon any agreements, written or oral, made by or on behalf of Purchaser or Subsidiary.

Section 5.10.    Representations in Stock Exchange Agreement. To the extent applicable to this Agreement, Subsidiary’s and Purchaser’s representations and warranties set forth in Article III and Article V of the Stock Exchange Agreement are incorporated by reference herein.

ARTICLE 6
Covenants

Section 6.1. Acquisition Transaction.  Immediately following the Closing of the Merger, Purchaser and Surviving Corporation shall enter into the Stock Exchange Agreement.   Purchaser and the Surviving Corporation shall perform in all material respects each of its agreements and obligations specified in the Stock Exchange Agreement and required to be performed on or prior to the closing of the Acquisition.  Purchaser and Surviving Corporation shall comply with all material requirements, rules, and regulations of all regulatory authorities having jurisdiction relating to the Acquisition.

Section 6.2.  Conduct of Business Prior to the Effective Time.  Except as expressly contemplated or permitted by this Agreement or the Stock Exchange Agreement, or as required by applicable Law, during the period from the date of this Agreement to the Effective Time, each Target, Subsidiary, and Purchaser (“Covenanting Parties”) shall comply with each of the following:

(a) Business in Ordinary Course.  The business of each Covenanting Party shall be conducted only in the ordinary and usual course, each Covenanting Party shall use reasonable efforts to keep intact its business organization and goodwill, keep available the services of its officers and employees and maintain good relationships with suppliers, lenders, creditors, distributors, employees, customers, and other persons  having business or financial relationships with such Covenanting Party, and each Covenanting Party shall immediately notify the other

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Covenanting Parties of any event or occurrence or emergency material to, and not in the Ordinary Course of Business of, the notifying Covenanting Party.

(b) Amendment of Corporate Documents and Shareholders Rights. Covenanting Parties shall not (i) amend their Articles of Incorporation (or similar charter document) or Bylaws (or similar governing document), or (ii) split, combine, or reclassify any of their outstanding securities or declare, set aside, or pay any dividend or other distribution on or make or agree or commit to make any exchange for or redemption of any such securities payable in cash, stock, or property.

(c) Stock Changes.  Covenanting Parties shall not (i) issue or agree to issue any additional shares of, or rights of any kind to acquire any shares of, their capital stock of any class, or (ii) enter into any contract, agreement, commitment, or arrangement with respect to any of the foregoing.

(d) Additional Liabilities. Covenanting Parties shall not create, incur, or assume any long-term or short-term indebtedness for money borrowed or make any capital expenditures or commitment for capital expenditures, except in their Ordinary Course of Business and consistent with past practices.

(e) Employee Compensation.  Covenanting Parties shall not (i) adopt, enter into, or amend any bonus, profit-sharing, compensation, stock option, warrant, pension, retirement, deferred compensation, employment, severance, termination, or other employee benefit plan, agreement, trust fund, or arrangement for the benefit or welfare of any officer, director or employee;  or (ii) agree to any material (in relation to historical compensation) increase in the compensation payable or to become payable to, or any increase in the contractual term of employment of, any officer, director, or employee, except, with respect to employees who are not officers or directors, in the Ordinary Course of Business in accordance with past practice.

(f) Asset Disposition.  Covenanting Parties shall not sell, lease, mortgage, encumber, or otherwise dispose of or grant any interest in any of their assets or properties, except for sales, encumbrances, and other dispositions or grants in the Ordinary Course of Business and consistent with past practice and except for liens for taxes not yet due or liens or encumbrances that are not material in amount or effect and do not impair the use of such property, or as specifically provided for or permitted in this Agreement and the Stock Exchange Agreement.

(g) Material Contracts.  Covenanting Parties shall not enter into, or terminate, any material contract, agreement, commitment, or understanding.

(h) Taxes. Each Covenanting Party will file properly and promptly when due all federal, state, local, foreign and other tax returns, reports, and declarations required to be filed by such Covenanting Party and will pay, or make full and adequate provision for the payment of, all taxes and governmental charges due from or payable by such Covenanting Party.

(i) Compliance with Laws.  Each Covenanting Party will comply with all laws and regulations applicable to such Covenanting Party and such Covenanting Party’s operations.

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Section 6.3      Access to Information. Each Covenanting Party shall provide to each other Covenanting Party and to their accountants, counsel and other representatives reasonable access during normal business hours during the period prior to the Closing to all of its properties, books, contracts, commitments, records (including, but not limited to, tax returns), and personnel, and, during such period, each Covenanting Party shall furnish promptly to the other Covenanting Parties as requested (i) all written communications to its directors or to its shareholders generally; (ii) internal monthly financial statements when and as available; and (iii) all other information concerning its business, properties, and personnel, but no investigation pursuant to this section shall affect any representations or warranties of any Covenanting Party, or the conditions to the obligations of any Covenanting Party to consummate the Transaction.  In the event of the termination of this Agreement, each Covenanting Party will, and will cause its representatives to, deliver to the other Covenanting Parties or destroy all documents, work papers, and other material, and all copies thereof, obtained by each Covenanting Party from other Covenanting Parties as a result of this Agreement or in connection with this Agreement, whether so obtained before or after the execution of this Agreement, and each Covenanting Party will hold in confidence all confidential information, that has been designated as such in writing or by appropriate and obvious notation, and will not use any such confidential information, except in connection with the Transaction, until such time as such information is otherwise publicly available. Each Covenanting Party and their representatives shall assert their rights pursuant to this Agreement in such manner as to minimize interference with the business of other Covenanting Parties.

Section 6.4. Post-Closing 8-K Report. Purchaser shall prepare and, within four (4) Business Days following the Closing Date, cause to be filed with the SEC a Current Report on Form 8-K regarding the Transaction, as required under the Exchange Act and Rule 13a-11 of the Exchange Act.

Section 6.5. Director and Officer Liability.

(a) Directors’ and Officers’ Liability Insurance.  Beginning the Effective Time, Surviving Corporation shall obtain and maintain officers' and directors' liability insurance or  insurance "tail" or other insurance policies in respect to acts or omissions occurring prior to the Effective Time covering present and former directors and officers of Target on such terms and in such amounts with respect to coverage as is presently available to Target’s officers and directors for a period of at least six years from the Closing Date.   Surviving Corporation shall maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(b) Directors’ and Officers’ Indemnification.  Beginning the Effective Time,  Purchaser’s Certificate of Incorporation and Bylaws, and the Surviving Charter and the Surviving Bylaws shall contain, or  Subsidiary shall cause the Surviving Charter and the Surviving Bylaws to so contain, such provisions with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Target as shall be reasonably satisfactory to Scotti and Takats, and such provisions shall not be amended, repealed, or otherwise modified in any manner that could adversely affect the rights thereunder of any indemnified directors and officers benefited by such provisions.

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(c)     Continuity of Insurance and Indemnification Obligations.  If Purchaser, Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of their properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Purchaser or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.5.

Section 6.6. Updating of Disclosure Documents. Each Covenanting Party shall notify the other Covenanting Parties of any changes, additions or events which may cause any change in or addition to such Covenanting Party’s Disclosure Document promptly after the occurrence of the same and at the Closing by the delivery of appropriate updates to the respective Disclosure Document.  No notification made pursuant to this section shall be deemed to cure any breach of any representation or warranty made in this Agreement, unless all Covenanting Parties specifically agree thereto in writing nor shall any such notification be considered to constitute or result in a waiver by any Covenanting Party of any condition set forth in this Agreement.

Section 6.7. Rescission of Merger. In case the Acquisition does not close, as contemplated by the Stock Exchange Agreement, within thirty (30) days after the Closing of the Merger, the Merger shall be rescinded, and this Agreement and all documents, securities and other instruments executed and delivered in connection hereto shall be shall be cancelled and rendered null and void ab initio.  The Covenanting Parties, and each of them, shall take all necessary actions to effectuate such rescission, including, without limitation, executing appropriate documents and causing appropriate filings with appropriate offices of Secretary of State, so as to restore each party to this Agreement to their respective positions occupied immediately prior to the Closing of the Merger.

Section 6.8.  Further Assurances.   Covenanting Parties shall use their commercially reasonable efforts to do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments or documents as any other party may reasonably request in order to carry out the intent and purposes of this Agreement and the consummation of the transactions contemplated hereby.

ARTICLE 7
Closing Conditions

Section 7.1. Conditions to Each Party’s Obligation.  The respective obligations of each party hereto to effect the transactions contemplated hereby are subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

(a) No Legal Barriers.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits, restrains, enjoins or restricts the consummation of the transactions contemplated by this Agreement and the Stock Exchange Agreement; and

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(b)     Third Party Consents Obtained.  All authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement and the Stock Exchange Agreement have been filed, occurred or been obtained.

Section 7.2.  Conditions to the Obligations of Target, Sellers and Seller Shareholders.  The respective obligations of Target, Sellers and Seller Shareholders to effect the transactions contemplated hereby are subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

(a) Officer Certificate Regarding Representation and Warranties. The representations and warranties of Subsidiary and Purchaser contained in this Agreement or in any other document delivered pursuant hereto shall be true and correct in all material respects at and as of the Closing Date with the same effect as if made at and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date) and, at the Closing, Subsidiary and Purchaser shall have delivered to the Sellers certificates of appropriate officers to that effect;

(b) Issuance and Delivery of Shares. Subsidiary has issued or caused to be issued shares of Subsidiary’s $.001 par value common stock in the amount specified in Section 3.3 of this Agreement and delivered or caused to be delivered to the Sellers certificates representing such shares of Subsidiary’s $.001 par value common stock, each accompanied by an instrument of transfer of such shares of Subsidiary’s $.001 par value common stock.

(c) Capital Resources. Purchaser and Subsidiary have presented to Seller Shareholders satisfactory evidence of the commitments for those funds provided in Section 5.5 of this Agreement.

(d) Ancillary Documents. Purchaser and Subsidiary, as appropriate, have executed and delivered to Sellers, in a form satisfactory to each Seller, the following Ancillary Documents:

(i)	Employment Agreements;
(ii)	Opinions of Counsel;
(iii)	Pledge and Security Agreements;
(iv)	Promissory Notes;
(v)	Registration Rights Agreements;
(vi)	Shareholders Agreements; and
(vii)	Stock Powers.

(e) Budget Approval. The Budget has been presented to and approved by the Seller Shareholders.

(f) Surviving Charter and Bylaws Approval. The Articles of Incorporation and Bylaws of Subsidiary have been amended in a manner satisfactory to Sellers, and the Surviving Charter and Surviving Bylaws have been approved by the Seller Shareholders.

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(g) Surviving Board and Officers Appointments.  Subsidiary has caused to be prepared and executed all appropriate consents and resolutions appointing Scotti and Takats directors on the Surviving Board as provided by Section 2.5(a) of this Agreement.  Subsidiary and its board of directors have caused to be prepared and executed all appropriate board of directors resolutions appointing Scotti the President and Takats the Senior Executive Vice President and Treasurer of Surviving Corporation as provided by Section 2.5(b) of this Agreement.

(h) Covenants Fulfilled.   Subsidiary and Purchaser have otherwise performed in all material respects each of their agreements and obligations specified in this Agreement and required to be performed on or prior to the Closing and shall have complied with all material requirements, rules, and regulations of all regulatory authorities having jurisdiction relating to the Merger and the Acquisition.

Section 7.3. Conditions to the Obligations of Subsidiary and Purchaser.  The obligation of Subsidiary and Purchaser to effect the transactions contemplated hereby is subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

(a) Officer Certificate regarding Representations and Warranties.  The representations and warranties of Target and Seller Shareholders contained in this Agreement or in any other document delivered pursuant hereto shall be true and correct in all material respects at and as of the Closing Date with the same effect as if made at and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date) and, at the Closing, Target shall have delivered to Purchaser and Subsidiary certificates of an appropriate officer to that effect.

(b) Covenants Fulfilled.  Target has otherwise performed in all material respects each of its agreements and obligations specified in this Agreement and required to be performed on or prior to the Closing, and shall have complied with all material requirements, rules, and regulations of all regulatory authorities having jurisdiction relating to the Merger and the Acquisition.

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ARTICLE 8
Indemnification

Section 8.1.    Survival of Representations and Warranties.  The representations and warranties of the parties contained herein or in any agreement, certificate or other instrument delivered pursuant to this Agreement shall survive the Closing Date until eighteen (18) months after the Closing Date.  Any claims under this Agreement with respect to a breach of a representation and warranty must be asserted by written notice within the applicable survival period contemplated by this Section 8.1, and, if such a notice is given, the survival period for such representation and warranty shall continue until the claim is fully resolved.

Section 8.2.  Indemnification by Purchaser and Subsidiary. Subject to limitations below, Purchaser and Subsidiary agree to indemnify, defend and hold Sellers, Seller Shareholders and their assigns (“Indemnified Seller Parties”) harmless from and against any and all Damages that Indemnified Seller Parties may suffer, sustain, incur or become subject to arising out of or due to (a) any inaccuracy of any representation of Purchaser or Subsidiary in this Agreement or Ancillary Documents; (b) any breach of any warranty of Purchaser or Subsidiary in this Agreement or Ancillary Documents; (c) breach of any covenant, undertaking, agreement or other obligation of Purchaser or Subsidiary under this Agreement or Ancillary Documents; (d) any Action of any nature arising out of any act performed, transaction entered into, or state of facts caused to exist by Purchaser prior or subsequent to the Closing Date; and (e) any costs and expenses (including attorneys’ fees) which Indemnified Seller Parties may suffer or sustain in seeking to enforce the indemnification obligations of Purchaser hereunder.

Section 8.3. Indemnification by Sellers. Sellers  agree to indemnify, defend and hold Purchaser and Subsidiary  (“Indemnified Purchaser  Parties”) harmless from and against any and all Damages that Indemnified Purchaser Parties may suffer, sustain, incur or become subject to arising out of or due to (a) any inaccuracy of any representation of Target in this Agreement or Ancillary Documents; (b) any breach of any warranty of Target in this Agreement or Ancillary Documents; (c) breach of any covenant, undertaking, agreement or other obligation of Target under this Agreement or Ancillary Documents; (d) any Action of any nature arising out of any act performed, transaction entered into, or state of facts cause to exist by Target prior to the Closing Date; and (e) any costs and expenses (including attorneys’ fees) which Indemnified Purchaser Parties may suffer or sustain in seeking to enforce the indemnification obligations of Sellers.

Section 8.4. Notice. Any Indemnified Purchaser Party or Indemnified Seller Party seeking indemnification hereunder (the “Indemnified Party”) shall give to the party obligated to provide indemnification to such Indemnified Party (the “Indemnitor”) a prompt written notice (a “Claim Notice”) describing, to the extent reasonably practical to do so, in reasonable detail the facts giving rise to any claims for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any agreement, certificate or instrument executed pursuant hereto or in connection herewith upon which such claim is based; provided that failure to give such Claim Notice shall not relieve the Indemnitor of its obligations hereunder, except to the extent it shall have been prejudiced by such failure.

Section 8.5. Limitation on Indemnification.  Notwithstanding the foregoing, no Indemnified Party shall have the right to indemnification pursuant to Section 8.2 or

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Section 8.3 of this Agreement, unless and until the aggregate of all Damages suffered by such Indemnified Party hereunder exceeds $30,000.

Section 8.6. Calculation of Damages.  The amount of any Damage for which indemnification is provided shall be net of any amounts recovered by the Indemnified Party or paid for its benefit under insurance policies with respect to such Damage.  In the event that any claim for indemnification asserted hereunder is, or may be, the subject of any insurance coverage or other right to indemnification or contribution from any third Person, the Indemnified Party expressly agrees to promptly notify the applicable insurance carrier of any such claim or loss and tender defense thereof to such carrier, and shall also promptly notify any potential third party indemnitor or contributor which may be liable for any portion of such losses or claims.  In the event that any claim asserted hereunder is not subject of any insurance coverage or right to indemnification, the amount of the Damage shall be limited to the amount of the Indemnified Party’s out-of-pocket expenses.

ARTICLE 9
Termination

Section 9.1.   Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time:

(a)  by mutual written consent of Target, Subsidiary, and Purchaser;

(b)  by any party:

(i)
if any Governmental Entity of competent jurisdiction issues an order, judgment, decision, opinion, decree or ruling or takes any other action (which the party seeking to terminate this Agreement shall have used its commercially reasonable efforts to resist, resolve, annul, quash or lift, as applicable) permanently restraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decision, opinion, decree or ruling or other action shall have become final and non-appealable; or

(ii)
if any other party shall have breached or failed to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform is (A) incapable of being cured or is not cured within ten (10) Business Days following written notice to the breaching party and (B) would result in a failure of any condition set forth in ARTICLE 7 of this Agreement.

Section 9.2. Effect of Termination.  If this Agreement is terminated pursuant to Section 9.1 of this Agreement, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to each other party hereto.

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ARTICLE 10
General Provisions

Section 10.1. Entire Agreement.  This Agreement (including the Exhibits and the Disclosure Schedules), together with Ancillary Documents, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings both written and oral between the parties with respect to the subject matter hereof.

Section 10.2. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally or by commercial delivery service, or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile (with confirmation of receipt), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

If to Purchaser:                     ImaRx Therapeutics, Inc.
c/o Stoel Rives LLP
201 S. Main Street
Suite 1100
Salt Lake City, Utah 84111-4904
Facsimile Machine:  801.578.6999
kjontiveros@stoel.com

 If to Subsidiary:                   Sycamore Films, Inc.
c/o Stepp Law Corporation
15707 Rockfield Boulevard
Suite 101
Irvine, California 92618
Facsimile Machine:  949.660.9010
tes@stepplawgroup.com

With a copy to:                    edwardsylvan@gmail.com
terry.sylvan@gmail.com

If to Target or Sellers:         Mitchell Silbergerg & Knopp LLP
11377 West Olympic Boulevard
Los Angeles, California 90064
dkb@msk.com
aek@msk.com

With a copy to:                    don@sweetspotent.com
jtakats@sweetspotent.com

Section 10.3. Governing Law.  This Agreement shall be construed, interpreted and the rights of the parties determined in accordance with the Laws of the State of California, as applied to agreements among California residents entered into and wholly to be performed within the State of California (without reference to any choice of law rules that would require the application of the Laws of any other jurisdiction).

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Section 10.4.  Descriptive Headings.  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 10.5.  No Third-Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and his, her or its successors and permitted assigns and nothing in this Agreement express or implied is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 10.6.  No Strict Construction.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 10.7.  Counterparts.  This Agreement may be executed by facsimile in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

Section 10.8.  Amendment.  This Agreement may be amended, supplemented or modified only by an instrument in writing signed on behalf of the parties hereto.

Section 10.9.  Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

SWEET SPOT, INC. By: _________________________________________ Name: Donald Scotti Title: President
JRT PRODUCTIONS, INC. By: _________________________________________ Name: Joseph Takats Title: President
RED CAT PRODUCTIONS, INC. By: _________________________________________ Name: Donald Scotti Title: President
TAKATS By: _________________________________________ Joseph Takats
SCOTTI By: __________________________________________ Donald Scotti
IMARX THERAPEUTICS INC. By: __________________________________________ Name: Richard Love Title: Chairman of the Board
SYCAMORE FILMS INC. By: _________________________________________ Name: Terry Sylvan Title: President

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Exhibit A

Budget

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Exhibit B

Form of Employment Agreement - Scotti

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Exhibit C

Form of Employment Agreement – Takats

30

Exhibit D

Form of Opinion – Mitchell Silberberg & Knupp, LLP

31

Exhibit E

Form of Opinion -  Stepp Law Corporation / Stoel Rives LLP

32

Exhibit F

Form of Pledge and Security Agreement

33

Exhibit G

Form of Promissory Note

34

Exhibit H

Form of Registration Rights Agreement

35

Exhibit I

Form of Shareholders Agreement

36

Exhibit J

Form of Surviving Bylaws

37

Exhibit K

Form of Surviving Charter

38

Exhibit 4

AGREEMENT FOR THE PURCHASE AND SALE OF STOCK
by and among
Sycamore Films, Inc., a Nevada corporation;
ImaRx Therapeutics, Inc., a Delaware corporation;
Sweet Spot Productions, Inc., a California corporation;
and those persons specified on that schedule attached to this Agreement identified as the “Sellers Schedule”
(as shareholders of Sycamore Films, Inc.)

THIS AGREEMENT FOR THE PURCHASE AND SALE OF STOCK (“Agreement”) is entered into in multiple counterparts effective as of the 17th day of March, 2010, by and among Sycamore Films, Inc., a Nevada corporation (“Sycamore”); ImaRx Therapeutics, Inc., a Delaware corporation (the “Company”); Sweet Spot Productions, Inc., a California corporation (“Sweet Spot”); and those persons specified on the Sellers Schedule (together, the “Sellers” and each, a “Seller”) each a shareholder of Sycamore, and provides for a process pursuant to which Sycamore will become a wholly owned subsidiary of the Company.

RECITALS

A.	The Company is a reporting issuer pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

B.	Sycamore is a privately held corporation.

C.	Sweet Spot is a privately held corporation.

D.	Sycamore and Sweet Spot have entered into an agreement and plan of merger (“Merger Agreement”) whereby Sweet Spot will be merged with and into Sycamore in exchange for shares of Sycamore’s common stock and which such merger shall be effective immediately prior to the closing of the transaction contemplated by this Agreement (the “Merger”). As a result of the Merger, the shareholders of Sweet Spot will become shareholders of Sycamore.

E.	The Company believes that it is desirable and in the best interest of the Company that, upon the closing of the Merger, the Company acquire all of the issued and outstanding shares of Sycamore’s common stock $0.001 par value, which are held by the Sellers as set forth opposite each such Seller’s name on the Sellers Schedule (the “Exchange Shares”), in exchange for the issuance by the Company to the Sellers of an aggregate of 79,376,735 shares of the Company’s $0.0001 par value common stock (the “Subject Shares”) pursuant to (i) Section 4(2) of the Securities Act (as defined below) and Rule 506 of Regulation D promulgated thereunder, and (ii) Regulation S, on the terms and subject to the conditions and limitations specified in this Agreement.

F.	The Sellers believe that it is desirable and in their best interests and the best interests of Sycamore and Sweet Spot that, upon the closing of the Merger, the Exchange Shares be acquired by the Company in exchange for the Company’s issuance of the Subject Shares to the Sellers pursuant to (i) Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder and (ii) Regulation S promulgated under the Securities Act, on the terms and subject to the conditions and limitations specified in the Agreement.

G.	The Company is not prepared or willing to proceed with the transaction contemplated by the provisions of this Agreement without the support, agreements, warranties, and representations of Sycamore, Sweet Spot, and the Sellers specified in this Agreement, and the Company is proceeding in reliance upon such support, agreements, representations, and warranties.

H.	Sycamore is not prepared or willing to proceed with the transaction contemplated by the provisions of this Agreement without the support, agreements, warranties, and representations of the Company, Sweet Spot, and the Sellers specified in this Agreement, and Sycamore is proceeding in reliance upon such support, agreements, representations, and warranties.

I.	Sweet Spot is not prepared or willing to proceed with the transaction contemplated by the provisions of this Agreement without the support, agreements, warranties, and representations of the Company, Sycamore, and the Sellers specified in this Agreement, and Sweet Spot is proceeding in reliance upon such support, agreements, representations, and warranties.

J.	The Sellers are not prepared or willing to proceed with the transaction contemplated by the provisions of this Agreement without the support, agreements, warranties, and representations of the Company, Sweet Spot, and Sycamore, and the Sellers are proceeding in reliance upon such support, agreements, representations, and warranties.

NOW, THEREFORE, IN CONSIDERATION OF THE RECITALS SPECIFIED ABOVE THAT SHALL BE DEEMED TO BE A SUBSTANTIVE PART OF THIS AGREEMENT, AND THE MUTUAL COVENANTS, PROMISES, UNDERTAKINGS, AGREEMENTS, REPRESENTATIONS AND WARRANTIES SPECIFIED IN THIS AGREEMENT AND OTHER GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH ARE HEREBY ACKNOWLEDGED, WITH THE INTENT TO BE OBLIGATED LEGALLY AND EQUITABLY, THE PARTIES DO HEREBY COVENANT, PROMISE, AGREE, REPRESENT AND WARRANT AS FOLLOWS:

ARTICLE I

DEFINITIONS

As used in this Agreement, in addition to terms defined elsewhere in this Agreement, the terms specified below in this Article I shall have the definitions and meanings specified immediately after those terms, unless a different and common meaning of a particular term is clearly indicated by the context, and variants and derivatives of the following terms shall have correlative meanings. To the extent that certain of the definitions and meanings specified below suggest, indicate, or express agreements between or among parties to this Agreement, or specify representations or warranties or covenants of a party, the parties to this Agreement agree to the same, by execution of this Agreement. The parties to this Agreement agree that agreements, representations, warranties, and covenants expressed in any part or provision of this Agreement shall, for all purposes of this Agreement, be treated in the same manner as other such agreements, representations, warranties, and covenants specified elsewhere in this Agreement, and the article or section of this Agreement within which such an agreement, representation, warranty, or covenant is specified shall have no separate meaning or effect on the same.

1.1.           Accumulated Funding Deficiency. An "accumulated funding deficiency" as defined by the provisions of Section 302(a)(2) of ERISA or the last two sentences of Section 412(a)(2) of the Code, or, in either case, successor provisions to such provisions adopted by amendments to ERISA or the Code, as the case may be, and including, in each case, other provisions of ERISA, the Code or other law, and regulations adopted pursuant to ERISA or the Code or such other law, modifying, amending, interpreting or otherwise affecting the application of such provisions, either in general or as applied to the nature or circumstances of a particular person that is a party to, or is affected by, or is involved in, the Transaction and with respect to which person the use of the term in this Agreement, or in the particular provision of this Agreement, is relevant.

1.2.           Affiliate. When used with respect to a person, an "affiliate" of that person is a person Controlling, Controlled by, or under common Control with that person.

1.3.           Agreement. This Agreement For The Purchase and Sale of Stock, including the respective Disclosure Documents, the Sellers Schedule, and all other documents specifically referred to in this Agreement that have been or are to be delivered by a party to this Agreement to another such party in connection with the Transaction or this Agreement, and including all duly adopted amendments, modifications, and supplements to or of this Agreement and such Disclosure Documents and other documents.

1.4.           Auditors.  Independent certified public accountants currently retained by the Company or Sweet Spot, as the case may be, for the purpose of auditing the financial statements of the Company.

1.5.           Business Day. Any day that is not a Saturday, Sunday, or a day on which banks in Dover, Delaware are authorized to close.

1.6.           Closing. The completion and consummation of the Transaction, to occur as contemplated by the provisions of Section 2.4 of this Agreement.

1.7.           Closing Date. The date on which the Closing actually occurs, which shall be April 20, 2010, unless otherwise agreed by the parties to this Agreement, but shall not in any event be prior to satisfaction or waiver of the conditions to Closing specified by the provisions of Article VII of this Agreement.

1.8.           Code. The Internal Revenue Code of 1986, as amended and in effect as of the date hereof.

1.9.           Company. ImaRx Therapeutics, Inc., a Delaware corporation.

1.10.        Company Audited Financial Statements.  The balance sheets, income statements, statements of stockholders equity, and statements of cash flows or, in each instance, as of (i) December 31, 2007 and (ii) December 31, 2008, as reported on by the Auditors, and included in the Company’s Form 10-K, including any amendments, filed with the SEC for the year ended on December 31, 2008.

1.11.        Company Balance Sheet.  The most recent balance sheet included in the Company Unaudited Financial Statements.

1.12.        Company Directors.  Richard Love, Richard Otto, Thomas W. Pew, Philip Ranker, and James M. Strickland.

1.13.        Company Disclosure Document.  The document delivered by the Company to Sycamore and Sweet Spot setting forth certain exceptions to the representations and warranties made by the Company in this Agreement.

1.14.        Company Unaudited Financial Statements.  The balance sheets, income statements, statements of stockholders’ equity and statements of cash flows or equivalent statements of the Company as set forth in the Company’s Forms 10-Q as filed with the SEC for the quarters ended (i) March 31, 2009; (ii) June 30, 2009; and (iii) September 30, 2009.

1.15.        Complete Withdrawal. A "complete withdrawal" from a Multiemployer Plan as defined by the provisions of Section 4203 of ERISA or successor provisions to such provision adopted by amendments to ERISA and including other provisions of ERISA or of other law and regulations adopted pursuant to ERISA or such other law, modifying, amending, interpreting or otherwise affecting the application of such provision, either in general or as applied to the nature or circumstances of a particular person that is a party to, or is affected by, or is involved in, the Transaction and with respect to which person the use of the term in this Agreement, or in the particular provision of this Agreement, is relevant.

1.16.        Control.  Generally, the power to direct the management or affairs of a person.

1.17.         Consideration.  79,376,735 shares of the Company’s $.0001 par value common stock, which shares may be referred to in this Agreement as the “Subject Shares” and such other obligations of the Company as set forth in this Agreement.

1.18.         Employment Agreements. Those written employment agreements by and among the Company and Sycamore, on the one hand, and Scotti and Takats, and each of them, in the other hand, in substantially the form and substance of Exhibit B and Exhibit C attached to the Merger Agreement.

1.19.         ERISA. The Employee Retirement Income Security Act of 1974, as amended and in effect at as of the date hereof.

1.20.          Exchange Act. The Securities Exchange Act of 1934, as amended to the date as which any reference thereto is relevant pursuant to this Agreement, including any substitute or replacement statue adopted in place or lieu thereof.

1.21.          Facilities. All warehouses, stores, plants, production facilities, manufacturing facilities, equipment, processing facilities, fixtures, and improvements owned or leased by any party  or otherwise used by such party in connection with the operation of its business or leased or subleased by such party to other persons.

1.22.          GAAP. Generally accepted accounting principles, as in effect on the date of any statement, report or determination that purports to be, or is required to be, prepared or made in accordance with GAAP. All references in this Agreement to financial statements prepared in accordance with GAAP shall be defined and mean in accordance with GAAP consistently applied throughout the periods to which reference is made.

1.23.          Intellectual Property Right. Any patent, patent right, trademark, trademark right, trade name, trade name right, service mark, service mark right, copyright and other proprietary intellectual property right and computer program.

1.24.          Inventories. The stock of raw materials, work-in-process and finished goods, including, but not limited to, finished goods purchased for resale, held for manufacturing, assembly, processing, repairing, finishing, sale, or resale to others, from time to time in the ordinary course of the business in the form in which such inventories then are held or after manufacturing, assembling, finishing, processing, incorporating with other goods or items, refining, repairing, or similar processes.

1.25.          IRS. The Internal Revenue Service.

1.26.          JRT.  JRT Productions, Inc., a California corporation, and a Seller.

1.27.          Knowledge. “Knowledge of the Company” or “to the Company’s knowledge” means the actual knowledge of the Company Directors of a particular fact, circumstance, event or matter, or knowledge of such fact, circumstance, event or matter that would have been obtained after making reasonable inquiry.  “Knowledge of Sycamore” or “to Sycamore’s Knowledge” means the actual knowledge of Edward Sylvan, Terry Sylvan, or Michael Doban of a particular fact, circumstance, event or matter, or knowledge of such fact, circumstance, event or matter that would have been obtained after making reasonable inquiry.  “Knowledge of Sweet Spot” or “to Sweet Spot’s Knowledge” means the actual knowledge of Joseph Takats (“Takats”) and Donald J. Scotti (“Scotti”) of a particular fact, circumstance, event or matter, or knowledge of such fact, circumstance, event or matter that would have been obtained after making reasonable inquiry.

1.28.          Liabilities. At any point in time ("Determination Time"), the obligations of a person, whether known or unknown, contingent or absolute, recorded on such person’s books or not, arising or resulting in any way from facts, events, agreements, obligations or occurrences that existed or transpired at a prior point in time, or resulted from the passage of time to the Determination Time, but not including obligations accruing or payable after the Determination Time to the extent (but only to the extent) that such obligations (i) result from previously existing agreements for services, benefits, or other considerations, and (ii) accrue or become payable with respect to services, benefits, or other considerations received by the person after the Determination Time.

1.29.          Material Adverse Effect.  “Material Adverse Effect” means any change, development, event, state of facts, or occurrence that has, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, condition (financial or otherwise), operations or prospects of Sycamore, Sweet Spot, or the Company, as applicable, or (ii) the ability of Sycamore, Sweet Spot, the Sellers, or the Company, as applicable, to perform its or their respective obligations under this Agreement or to consummate the Transaction; provided, however, that in no event shall any of the following occurring after the date hereof, alone or in combination, be deemed to constitute a Material Adverse Effect  (i) any change in any legal requirement (to the extent Sycamore, Sweet Spot, or the Company, as applicable, is not disproportionately affected by such change in legal requirement relative to similarly situated companies in similar industries) or GAAP after the date hereof; (ii) any effect that results from changes affecting the United States economy generally (to the extent such effect is not disproportionate with respect to Sweet Spot, Sycamore, or the Company, as applicable); (iii) any effect that results from changes affecting general worldwide economic or capital market conditions (to the extent such effect is not disproportionate with respect to Sweet Spot, Sycamore, or the Company, as applicable); (iv) any effect resulting from compliance with the terms and conditions of this Agreement; and (v) any declaration of war, military crisis or conflict, civil unrest, act of terrorism, or act of God.

1.30.          Multiemployer Plan. A "multiemployer plan," as defined by the provisions of Section 3(37) of ERISA or Section 414(f) of the Code, or, in either case, successor provisions to such provisions adopted by amendments to ERISA or the Code, as the case may be, and including, in each case, other provisions of ERISA, the Code or other law, and regulations adopted pursuant to ERISA or the Code or such other law, modifying, amending, interpreting, or otherwise affecting the application of such provisions, either in general or as applied to the nature or circumstances of a particular person that is a party to, or is affected by, or is involved in, the Transaction and with respect to which person the use of the term in this Agreement, or in the particular provision of this Agreement, is relevant.

1.31.          Optionees.  Red Cat and JRT for purposes of those Put Rights specified by the provisions Section 7.6 of this Agreement.  Each, an “Optionee.”

1.32.          Partial Withdrawal. A "partial withdrawal" from a Multiemployer Plan, as defined in Section 4205 of ERISA or successor provisions to such provision adopted by amendments to ERISA and including other provisions of ERISA or of other law, and regulations adopted pursuant to ERISA or such other law, modifying, amending, interpreting or otherwise affecting the application of such provision, either in general or as applied to the nature or circumstances of a particular person that is a party to, or is affected by, or is involved in, the Transaction and with respect to which person the use of the term in this Agreement, or in the particular provision of this Agreement, is relevant.

1.33.          Payables. Liabilities of a party resulting  from the borrowing of money or the incurring of obligations for merchandise or goods purchased.

1.34.          PBGC. The Pension Benefit Guaranty Corporation.

1.35.          Pension Plan. A "pension plan" or "employee pension benefit plan," as defined in Section 3(2) of ERISA or successor provisions to such provision adopted by amendments to ERISA and including other provisions of ERISA or of other law, and regulations adopted pursuant to ERISA or such other law, modifying, amending, interpreting, or otherwise affecting the application of such provision, either in general or as applied to the nature or circumstances of a particular person that is a party to, or is affected by, or is involved in, the Transaction and with respect to which person the use of the term in this Agreement, or in the particular provision of this Agreement, is relevant.

1.36.          Plan Termination. A termination of a Pension Plan, whether partial or complete, within the meaning of Title IV of ERISA.

1.37.          Pledge and Security Agreements.  Those Pledge and Security Agreements executed by the Company, on the one hand, in favor of JRT and Red Cat, on the other hand, securing the Company’s obligations pursuant to the Promissory Notes, in substantially the form and substance of Exhibit F attached to the Merger Agreement.

1.38.          Prohibited Transaction. A "prohibited transaction," as defined in Section 406 of ERISA or Section 4975(c) of the Code, or, in either case, successor provisions to such provisions adopted by amendments to ERISA or the Code, as the case may be, and including, in each case, other provisions of ERISA, of the Code or of other law, and regulations adopted pursuant to ERISA or the Code or such other law, modifying, amending, interpreting, or otherwise affecting the application of such provisions, either in general or as applied to the nature or circumstances of a particular person that is a party to, or is affected by, or is involved in, the Transaction and with respect to which person the use of the term in this Agreement, or in the particular provision of this Agreement, is relevant.

1.39.          Promissory Notes.  Those Promissory Notes executed by the Company and Sycamore in favor of JRT and Red Cat pursuant to the provisions of this Agreement and the Merger Agreement.  Each, a “Promissory Note.”

1.40.          Put Rights.  Those rights of Red Cat and JRT to require the Company to purchase those Subject Shares owned by Red Cat and JRT pursuant to the provisions of Section 7.6 of this Agreement.

1.41.          Receivables. Accounts receivable, notes receivable, and other obligations appearing as assets on the books of the Company, Sycamore, or Sweet Spot, respectively, and customarily specified as assets in balance sheets prepared in accordance with GAAP.

1.42.          Red Cat.  Red Cat Productions, Inc., a California corporation, and a Seller.

1.43.          Registration. Registration pursuant to the Securities Act.

1.44.          Registration Rights Agreement.  The Registration Rights Agreement granting to JRT and Red Cat certain registration rights as specified in this Agreement and the Merger Agreement, in substantially the form and substance of Exhibit H attached to the Merger Agreement.

1.45.          Reportable Event.  A "reportable event," as defined in Section 4043(b) of ERISA or successor provisions to such provision adopted by amendments to ERISA and including other provisions of ERISA or of other law, and regulations adopted pursuant to ERISA or such other law, modifying, amending, interpreting, or otherwise affecting the application of such provision, either in general or as applied to the nature or circumstances of a particular person that is a party to, or is affected by, or is involved in, the Transaction and with respect to which person the use of the term in this Agreement, or in the particular provision of this Agreement, is relevant.

1.46.          Reverse Stock Split.  That one-for-two (1:2) reverse stock split which the Company shall cause to occur after the closing of the Transaction, pursuant to the provisions of which 1 share of the Company’s $.0001 par value common stock shall be issued in exchange for 2 shares of that common stock issued and outstanding on the effective date of the Reverse Stock Split, as specified by the provisions of Section 13.3 of this Agreement.

1.47.          Scotti.  Donald J. Scotti, the holder of 100% of the issued and outstanding shares of no par common stock of Red Cat.

1.48.          SEC.  The Securities and Exchange Commission.

1.49.          SEC Reports. All reports, schedules, forms, statements and other documents filed or required to be filed by the Company with the SEC pursuant to Sections 13(a) and 15(d) of the Exchange Act.

1.50.          Securities Act.  The Securities Act of 1933, as amended to the date as of which any reference thereto is relevant pursuant to this Agreement, including any substitute or replacement statute adopted in place or lieu thereof.

1.51.          Sellers. Those persons specified on the Sellers Schedule, and each a “Seller”.

1.52.          Sweet Spot.  Sweet Spot Productions, Inc., a California corporation.

1.53.          Sweet Spot Balance Sheet.  The most recent balance sheet included in the Unaudited Financial Statements of Sweet Spot.

1.54.          Sweet Spot Disclosure Document.  The document delivered by Sweet Spot to Sycamore and the Company setting forth certain exceptions to the representations and warranties made by Sweet Spot in this Agreement.

1.55.          Sweet Spot Unaudited Financial Statements.  The balance sheet, income statement, statement of stockholders’ equity and statement of cash flows or equivalent statements of Sweet Spot as commonly prepared, as of December 31, 2009.

1.56.          Sycamore. Sycamore Films, Inc., a Nevada corporation.

1.57.          Sycamore Disclosure Document.  The document delivered by Sycamore to the Company and Sweet Spot setting forth certain exceptions to the representations and warranties made by Sycamore in this Agreement.

1.58.          Takats.  Joseph Takats, the holder of 100% of the issued and outstanding no par value common stock of JRT.

1.59.           Transaction. The acquisition by the Company from the Sellers of all of the Exchange Shares and the issuance by the Company to the Sellers of the Subject Shares.

1.60.           U.S. Person.  The meaning given to such term under Rule 902(k)(1) of Regulation S promulgated under the Securities Act.

1.61.          Welfare Plan. A "welfare plan" or an "employee welfare benefit plan" defined in Section 3(1) of ERISA or successor provisions to such provision adopted by amendments to ERISA and including other provisions of ERISA or of other law, and regulations adopted pursuant to ERISA or such other law, modifying, amending, interpreting, or otherwise affecting the application of such provision, either in general or as applied to the nature or circumstances of a particular person that is a party to, or is affected by, or is involved in, the Transaction and with respect to which person the use of the term in this Agreement, or in the particular provision of this Agreement, is relevant.

ARTICLE II

THE TRANSACTION

2.1.           The Transaction.  On the Closing Date, subject in all instances to each of the terms, conditions, provisions and limitations specified in this Agreement, the Sellers shall surrender and sell, transfer, convey, assign and deliver their Exchange Shares, free and clear of all liens, to the Company and, as consideration and in exchange for those shares, the Company shall issue to the

Sellers the Subject Shares and shall agree to perform the obligations of the Company as set forth in this Agreement.

2.2.           Allocation of Subject Shares. Pursuant to the Transaction, each Seller shall be entitled to receive, from and after the Closing, in respect of the Exchange Shares issued and outstanding immediately prior to the Closing Date owned by such Seller (and upon surrender of the certificate(s) evidencing and representing those shares, duly endorsed and in all respects in proper form for transfer), such Seller’s pro rata share of the Subject Shares as set forth on the Sellers Schedule.

2.3.           Additional Consideration Paid to JRT Productions, Inc. and Red Cat Productions, Inc.  In addition to the issuance to Red Cat and JRT of their proportionate number of the Subject Shares and to satisfy the consideration owing to Red Cat and JRT in connection with the Merger, at the Closing, the Company and Sycamore shall execute and deliver to each of Red Cat and JRT a promissory note in the principal amount of $200,000.00 substantially in the form and substance set forth in Exhibit G attached to the Merger Agreement (the “Promissory Notes”).  The indebtedness evidenced by the provisions of each Promissory Note shall be secured by a first priority perfected security interest in 50% of the Exchange Shares pursuant to a pledge and security agreement substantially in the form and substance set forth in Exhibit F attached to the Merger Agreement (the “Pledge and Security Agreements”).

2.4.           Closing. The Closing of the Transaction shall take place at the offices of Mitchell Silberberg & Knupp LLP, 11377 West Olympic Boulevard, Los Angeles, California 90064, no later than April 20, 2010, at 10:00 a.m., or at such other place, time and date as Sycamore, Sweet Spot, the Sellers holding a majority of the Exchange Shares, and the Company may agree upon, which other date shall then be the Closing Date.

2.5           Implementation of Transaction.  No later than 4 business days after the date hereof (i) Sycamore shall deliver or cause to be delivered to the Company and Sweet Spot the Sycamore Disclosure Document; (ii) the Company shall deliver or cause to be delivered to Sycamore, Sweet Spot, and the Sellers the Company Disclosure Document;  and (iii) Sweet Spot shall deliver or cause to be delivered to the Company, Sycamore, and the Sellers the Sweet Spot Disclosure Document.

2.6.           Parties to the Agreement and Transaction.  By executing this Agreement, each of the Sellers agrees to be obligated by the provisions of this Agreement and by any amendment, modification, or change in or to this Agreement or any of its provisions that is accepted by Sellers holding a majority of the Exchange Shares; provided, however, that no such amendment, modification, or change shall treat any Seller who does not consent thereto less favorably than such amendment, modification, or change treats any Seller who does consent thereto.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SYCAMORE

Sycamore hereby represents and warrants to the Company the following:

3.1.           Organization And Qualification.  Sycamore is a corporation duly organized, validly existing, and in good standing pursuant to the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to conduct its business as that business is now being conducted.  Sycamore is, or will prior to the Closing be, duly qualified as a foreign corporation to do business, and in good standing, in each jurisdiction where the character of the properties owned or leased by it, or the nature of its activities, is such that qualification as a foreign corporation in those jurisdictions is required by law except where any failure to be so qualified would not have a Material Adverse Effect.

3.2.           Capitalization. The authorized capital stock of Sycamore consists of 100,000,000 shares of common stock, $.001 par value.  There is no other capital stock of Sycamore authorized for issuance.  As of the date hereof, 86,000,000 shares of Sycamore’s $.001 par value common stock were validly issued and outstanding, fully paid, and nonassessable, as set forth on the Sellers Schedule.  As of the date hereof, no shares of Sycamore’s $.001 par value common stock were held in Sycamore’s treasury; and no such shares are reserved for issuance. No restrictions on transfer, repurchase options, preemptive rights or rights of first refusal exist with respect to the Exchange Shares, and no such rights arise by virtue or in connection with the Transactions.  There are no proxies, voting rights, shareholders agreements or other agreements or understandings with respect to the voting of the Exchange Shares.  All Exchange Shares have been issued in compliance with any preemptive rights, rights of first refusal or other requirements set forth in applicable contracts.  Sycamore is not obligated to redeem or otherwise acquire any of the Exchange Shares.  Immediately following the consummation of the Transaction, the Exchange Shares will be owned beneficially and of record by the Company; provided, however, that the Exchange Shares shall be subject to first priority perfected security interests securing the indebtedness evidenced by the Promissory Notes, pursuant to the Pledge and Security Agreements.

3.3.           Authority Relative to This Agreement. Sycamore has the requisite corporate power and authority to enter into this Agreement and to perform its obligations created by this Agreement.  The execution and delivery of this Agreement and the consummation of the Transaction have been duly authorized and approved by the requisite corporate authority of Sycamore and no other corporate proceedings on the part of Sycamore are necessary to approve and adopt this Agreement or to approve the consummation of the Transaction.  This Agreement has been duly and validly executed and delivered by Sycamore and constitutes a valid and binding obligation of Sycamore, enforceable in accordance with its terms.

3.4.           Absence of Breach; No Consents.  The execution, delivery, and performance of this Agreement, and the performance by Sycamore of its obligations created by this Agreement, do not (i) conflict with or result in a breach of any of the provisions of the Articles of Incorporation (or similar charter document) or Bylaws (or similar governing document) of Sycamore; (ii) contravene any law, ordinance, rule, or regulation of any state or political subdivision of either or of the United States or of any applicable foreign jurisdiction, or contravene any order, writ, judgment, injunction, decree, determination, or award of any court or other authority having jurisdiction, or cause the suspension or revocation of any authorization, consent, approval, or license, presently in effect, which affects or obligates Sycamore or any of its material properties, except in any event when such contravention will not have a Material Adverse Effect on the business, condition (financial or otherwise), operations or prospects of Sycamore, and will not have a Material Adverse Effect on the validity of this Agreement or on the validity of the consummation the Transaction; (iii) conflict with or result in a material breach of or default pursuant to any material indenture or loan or credit agreement or any other material agreement or instrument to which Sycamore is a party or by which Sycamore may be affected or obligated; (iv) require the authorization, consent, approval, or license of any third party; or (v) constitute any reason for the loss or suspension of any permits, licenses, or other authorizations used in the business of Sycamore.

3.5.           Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder's, or other fee or commission in connection with this Agreement or the Transaction or any related transaction based upon any agreements, written or oral, made by or on behalf of Sycamore.

3.6.           No Undisclosed Liabilities.  Sycamore has no Liabilities, which are not specified on the Sycamore Disclosure Document.

3.7.           No Material Adverse Change, Etc.  Except as specified on the Sycamore Disclosure Document, since the date of Sycamore’s incorporation, other than as contemplated or caused by this Agreement, there has not been (i) any Material Adverse Effect with respect to Sycamore; (ii) any entry into or termination of any material commitment, contract, agreement, or transaction (including, without limitation, any material borrowing or capital expenditure or sale or other disposition of any material asset or assets) by or involving Sycamore, other than this Agreement, the Merger Agreement and agreements executed in the ordinary course of business; (iii) any redemption, repurchase, or other acquisition for value of its capital stock by Sycamore, or any dividend or distribution declared, set aside, or paid on capital stock of Sycamore; (iv) any transfer of any right granted pursuant to any material lease, license, agreement, patent, trademark, trade name, or copyright of Sycamore; (v) any sale or other disposition of any asset of Sycamore, or any mortgage, pledge, or imposition of any lien or other encumbrance on any asset of Sycamore, other than in the ordinary course of business, or any agreement relating to any of the foregoing; of (vi) any default or breach by Sycamore in any material respect pursuant to any contract, license or permit.  Except as specified on the Sycamore Disclosure Document, Sycamore has conducted its business only in the ordinary and usual course, and, without limiting the foregoing, no changes have been made in (i) executive compensation amounts, (ii) the manner in which other employees of Sycamore are compensated, (iii) supplemental benefits provided to any such executives or other employees, or (iv) inventory amounts in relation to sales amounts, except, in any such event, in the ordinary course of business and, in any event, without Material Adverse Effect with respect to Sycamore.

3.8           Banking Relationships.  The Sycamore Disclosure Document specifies the names and locations of all banks, trust companies, savings and loans associations and other financial institutions at which Sycamore maintains its safe deposit boxes or accounts of any nature and the names of all persons authorized to have access there to, draw thereon or make withdrawals therefrom.  On the Closing Date, Sycamore will deliver to the Company copies of all records regarding those accounts and safe deposit boxes, including all signatures or authorization cards and the keys pertaining to safe deposit boxes.

3.9             Books and Records.  No later than the Closing Date Sycamore shall deliver to the Company the books of account, Minute Book, stock record books, and other records of Sycamore, which shall be complete and correct and have been maintained in accordance with competent business practices. The Minute Book of Sycamore shall contain accurate and complete records of all meetings held of, and corporate actions taken by, the stockholders, the Boards of Directors, and committees of the Board of Directors of Sycamore, and no meeting or action of any such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and will not be contained in such minute book.

3.10.          Taxes.  Except as specified on the Sycamore Disclosure Document, Sycamore has properly filed or caused to be filed all federal, state, local, and foreign income and other tax returns, reports, and declarations that are required by applicable law to be filed by it and has paid, or made full and adequate provision for the payment of, all federal, state, local, and foreign income and other taxes properly due for the periods contemplated by such returns, reports, and declarations.

3.11.          Litigation.  Except as specified on the Sycamore Disclosure Document, no investigation or review by any governmental entity with respect to Sycamore is pending or threatened (other than inspections and reviews customarily made of businesses such as those similar to that Sycamore), nor has any governmental entity indicated to Sycamore an intention to conduct any such investigation or review.  Except as specified on the Sycamore Disclosure Document, there is no action, litigation or proceeding pending or threatened against or affecting Sycamore, at law or in equity, or before any federal, state, municipal, or other governmental department, commission, board, bureau, agency, or instrumentality.

3.12.          Employees.  Sycamore has no employees.

3.13.          Compliance With Laws.  Except as specified on the Sycamore Disclosure Document, Sycamore is in compliance with all, and has received no notice of any violation of any, laws or regulations applicable to its operations, including, without limitation, the laws and regulations relevant to the use or utilization of premises, or with respect to which compliance is a condition of engaging in any aspect of the business of Sycamore, and Sycamore has all permits, licenses, zoning rights, and other governmental authorizations necessary to conduct its business as presently conducted.

3.14.          Ownership of Assets.  Except as specified on the Sycamore Disclosure Document, Sycamore has good, marketable, and insurable title to, or valid, effective, and continuing leasehold rights in all personal property owned or leased by Sycamore, in the conduct of its business in such a manner as to create the appearance or reasonable expectation that such property is owned or leased by it, free and clear of all liens, claims, encumbrances, and charges, except liens for taxes not yet due and minor imperfections of title and encumbrances, if any, which singularly and in the aggregate are not substantial in amount and do not materially detract from the value of the property subject thereto or materially impair the use thereof.  Except as specified on the Sycamore Disclosure Document, to Sycamore’s Knowledge, there is no potential action by any person, and no proceedings with respect thereto have been instituted of which Sycamore has notice, that would materially affect Sycamore’s ability to use and to utilize each of Sycamore’s assets in its business.

3.15.          Intellectual Property.  Except as specified on the Sycamore Disclosure Document, Sycamore possesses full and complete ownership of, or adequate and enforceable long-term licenses or other rights to use (without payment), all of its Intellectual Property Rights; Sycamore has not received any notice of conflict which asserts the rights of any other person with respect thereto; and Sycamore has in all material respects performed all of the obligations required to be performed by it and is not in default in any material respect, pursuant to any agreement relating to any such Intellectual Property Right.

3.16.          Subsidiaries, Etc.  Sycamore has no subsidiaries.

3.17.          Trade Names.  Sycamore does not conduct, and never conducted, its business using any trade name, fictitious business name, or similar name.

3.18.          Pension and Welfare Plans.  Sycamore is not, and has never been, a party to a Pension Plan or Welfare Plan.

3.19.          Facilities.  Sycamore has no Facilities.

3.20.          Accounts Receivable.   Except as specified on the Sycamore Disclosure Document, all accounts receivable of Sycamore, represent transactions in the ordinary course of business and are current and collectible.

3.21.          Inventories.  Sycamore has no Inventories.

3.22.          Contracts. The Sycamore Disclosure Document specifies all contracts, agreements, or understandings, whether express or implied, written or verbal, to which Sycamore is a party. The Sycamore Disclosure Document, also, specifies a brief summary of each such contract, agreement or understanding identified therein.  Without in any respect limiting the foregoing, the Sycamore Disclosure Document specifies a description of all leases of properties by Sycamore, including all amendments, supplements, extensions and modification thereof, identifying, inter alia, the date each such document was executed and its effective period.  Except as specified on the Sycamore Disclosure Document, Sycamore is not a party to any executory contract to sell or transfer any part of any leasehold interest of Sycamore.  True and accurate copies of all leases, and of all amendments, supplements, extensions, and modifications thereof, shall be delivered to the Company by Sycamore prior to the Closing.  With respect to all agreements set forth or required to be set forth on the Sycamore Disclosure Document (i) each such agreement is legal, valid, binding, enforceable and in full force and effect; (ii) each such agreement will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the consummation of the Transaction;  (iii) no party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under any such agreement; and (iv) no party has repudiated any provision of any such agreement.

3.23.          Accounts Payable.  The Sycamore Disclosure Documents specifies all amounts owed by Sycamore in respect of trade accounts due and other Payables, and the actual Liabilities of Sycamore in respect of such obligations were not, and will not be, on any of such dates, in excess of the amounts so specified on the Sycamore Disclosure Document..

3.24.          Labor Matters.  Except as specified on the Sycamore Disclosure Document, there are no activities or controversies, including, without limitation, any labor organizing activities, election petitions or proceedings, proceedings preparatory thereto, unfair labor practice complaints, labor strikes, disputes, slowdowns, or work stoppages, pending or, to the best of the knowledge of Sycamore, threatened, against Sycamore.

3.25.          Insurance. Sycamore has no insurance policies in effect.

3.26.          Real Properties.  Sycamore does not utilize, and has never utilized, real properties in connection with the operation of Sycamore’s business.

3.27.          Full Disclosure. The documents, certificates, and other writings furnished or to be furnished by or on behalf of Sycamore to the Company pursuant to this Agreement, including, but not limited to, the Sycamore Disclosure Document, considered together in the aggregate, do not and will not contain any untrue statement of a material fact, or omit to specify any material fact necessary to make the statements made, considering the circumstances pursuant to which they are made, not misleading.

3.28.          Options, Warrants and Other Rights and Agreements Affecting Sycamore’s Capital Stock.  Sycamore has no authorized or outstanding options, warrants, calls, subscriptions, rights, convertible securities or other securities (“Sycamore Derivative Securities”), or any commitments, agreements, arrangement or understandings of any manner or nature whatsoever obligating Sycamore, in any event, to issue shares of capital stock or other securities or securities convertible into or evidencing the right to purchase shares of capital stock or Sycamore Derivative Securities, except as specified on the Sycamore Disclosure Document.  Except as specified on the Sycamore Disclosure Document, neither Sycamore nor any officer, director, or shareholder of Sycamore is a party to any agreement, understanding, arrangement or commitment, or obligated by any provision which creates any rights in any person with respect to the authorization, issuance, voting, sale or transfer of any shares of Sycamore’s capital stock or Sycamore Derivative Securities.

3.29.          Questionable Payments.  Neither Sycamore, nor any director, officer, agent, employee, or other person associated with or acting on behalf of Sycamore has, directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity; made any unlawful payment to foreign and domestic political parties or campaigns, from corporate funds; violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; established or maintained any unlawful or unrecorded fund of corporate monies or other assets; made any false or fictitious entry on the books or records of Sycamore; made any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment; given any favor or gift which is not deductible for federal income tax purposes; or made any bribe, or kickback, or other payment of a similar or comparable nature, whether lawful or not, to any person or entity, private, or public, regardless of form, whether in money, property, or services, to obtain favorable services, to obtain favorable treatment in securing business or to obtain special concessions, or to pay for favorable treatment for business secured or for special concessions already obtained.

3.30.          Relationships with Related Persons. Except as specified on the Sycamore Disclosure Document, no Affiliate or shareholder of Sycamore or any Affiliate or related person of any shareholder of Sycamore has or has had any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to Sycamore’s business. Except as specified on the Sycamore Disclosure Document, no Affiliate or shareholder of Sycamore or any Affiliate or related person of any shareholder of Sycamore owns or has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a person that has (i) had business dealings or a material financial interest in any transaction with Sycamore, or (ii) engaged in competition with Sycamore with respect to any of the products or services of Sycamore or Sweet Spot in any market presently served by Sycamore.  Except as specified on the Sycamore Disclosure Document, no shareholder or Affiliate of Sycamore or any Affiliate or related person of any shareholder of Sycamore is a party to any contract or other understanding with, or has any claim or right against, Sycamore.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SWEET SPOT

Sweet Spot hereby represents and warrants to the Company the following:

4.1.           Organization And Qualification.  Through the closing of the Merger, Sweet Spot is a corporation duly organized, validly existing, and in good standing pursuant to the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to conduct its business as that business is now being conducted.  Through the closing of the Merger with Sycamore, Sweet Spot is duly qualified as a foreign corporation to do business, and in good standing, in each jurisdiction where the character of the properties owned or leased by it, or the nature of its activities, is such that qualification as a foreign corporation in those jurisdictions is required by law except where any failure to be so qualified would not have a Material Adverse Effect.

4.2.           Capitalization. The authorized capital stock of Sweet Spot consists of 1,000,000 shares of common stock, no par value.  There is no other capital stock of Sweet Spot authorized for issuance.  As of the date hereof, 1,000,000 shares of Sweet Spot’s no par value common stock were validly issued and outstanding, fully paid, and nonassessable.  As of the date hereof, no shares of Sweet Spot’s par value common stock are reserved for issuance.

4.3.           Authority Relative to This Agreement. Through the closing of the Merger, Sweet Spot has the requisite corporate power and authority to enter into this Agreement and to perform its obligations created by this Agreement.  The execution and delivery of this Agreement and the consummation of the Transaction have been duly authorized and approved by the requisite corporate authority of Sweet Spot and no other corporate proceedings on the part of Sweet Spot are necessary to approve and adopt this Agreement or to approve the consummation of the Transaction.  This Agreement has been duly and validly executed and delivered by Sweet Spot and constitutes a valid and binding obligation of Sweet Spot, enforceable in accordance with its terms.

4.4.           Absence of Breach; No Consents.  The execution, delivery, and performance of this Agreement, and the performance by Sweet Spot of its obligations created by this Agreement, do not (i) conflict with or result in a breach of any of the provisions of the Articles of Incorporation (or similar charter document) or Bylaws (or similar governing document) of  Sweet Spot; (ii) contravene any law, ordinance, rule, or regulation of any state or political subdivision of either or of the United States or of any applicable foreign jurisdiction, or contravene any order, writ, judgment, injunction, decree, determination, or award of any court or other authority having jurisdiction, or cause the suspension or revocation of any authorization, consent, approval, or license, presently in effect, which affects or obligates Sweet Spot or any of its material properties, except in any event when such contravention will not have a Material Adverse Effect on the business, condition (financial or otherwise), operations or prospects of Sweet Spot, and will not have a Material Adverse Effect on the validity of this Agreement or on the validity of the consummation the Transaction; (iii) conflict with or result in a material breach of or default pursuant to any material indenture or loan or credit agreement or any other material agreement or instrument to which Sweet Spot is a party or by which Sweet Spot may be affected or obligated; (iv) require the authorization, consent, approval, or license of any third party; or (v) constitute any reason for the loss or suspension of any permits, licenses, or other authorizations used in the business of Sweet Spot.

4.5.           Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder's, or other fee or commission in connection with this Agreement or the Transaction or any related transaction based upon any agreements, written or oral, made by or on behalf of Sweet Spot.

4.6.           No Undisclosed Liabilities.  Except as specified on the Sweet Spot Disclosure Document, Sweet Spot has no Liabilities which are not adequately presented or reserved against on the Sweet Spot Balance Sheet, except Liabilities incurred since the date of the Sweet Spot Balance Sheet in the ordinary course of business and consistent with past practice.  Without limiting the foregoing, (a) there are no unpaid leasehold improvements at any of Sweet Spot’s Facilities or locations for which Sweet Spot is or will be responsible, and (b) there are no deferred rents due to lessors at or with respect to any of such Facilities or locations.

4.7.           No Material Adverse Change, Etc.  Except as specified on the Sweet Spot Disclosure Document, since the date of the Sweet Spot Balance Sheet, other than as contemplated or caused by this Agreement and the Merger Agreement, there has not been (i) any Material Adverse Effect with respect to Sweet Spot; (ii) any entry into or termination of any material commitment, contract, agreement, or transaction (including, without limitation, any material borrowing or capital expenditure or sale or other disposition of any material asset or assets) by or involving Sweet Spot, other than this Agreement, the Merger Agreement, and agreements executed in the ordinary course of business; (iii) any redemption, repurchase, or other acquisition for value of its capital stock by Sweet Spot, or any dividend or distribution declared, set aside, or paid on capital stock of Sweet Spot; (iv) any transfer of any right granted pursuant to any material lease, license, agreement, patent, trademark, trade name, or copyright of Sweet Spot; (v) any sale or other disposition of any asset of Sweet Spot; or any mortgage, pledge, or imposition of any lien or other encumbrance on any asset of Sweet Spot, other than in the ordinary course of business, or any agreement relating to any of the foregoing; of (vi) any default or breach by Sweet Spot in any material respect pursuant to any contract, license or permit.  Except as specified on the Sweet Spot Disclosure Document, since the date of the Sweet Spot Balance Sheet, Sweet Spot has conducted its business only in the ordinary and usual course, and, without limiting the foregoing, no changes have been made in (i) executive compensation amounts, (ii) the manner in which other employees of Sweet Spot are compensated, (iii) supplemental benefits provided to any such executives or other employees, or (iv) inventory amounts in relation to sales amounts, except, in any such event, in the ordinary course of business and, in any event, without causing a Material Adverse Effect with respect to Sweet Spot.

4.8             Banking Relationships.  The Sweet Spot Disclosure Document specifies the names and locations of all banks, trust companies, savings and loans associations and other financial institutions at which Sweet Spot maintains its safe deposit boxes or accounts of any nature and the names of all persons authorized to have access there to, draw thereon or make withdrawals therefrom.

4.9             Books and Records.  No later than the Closing Date Sweet Spot shall deliver to Sycamore, in accordance with the Merger Agreement, the books of account, Minute Books, stock record books, and other records of Sweet Spot, which shall be complete and correct and have been maintained in accordance with competent business practices through the Merger of Sweet Spot into Sycamore. The Minute Book of Sweet Spot shall contain accurate and complete records of all meetings held of, and corporate actions taken by, the stockholders, the Boards of Directors, and committees of the Boards of Directors of Sweet Spot, and no meeting or action of any such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and will not be contained in such minute books.

4.10.          Taxes.  Except as specified on the Sweet Spot Disclosure Document, Sweet Spot has properly filed or caused to be filed all federal, state, local, and foreign income and other tax returns, reports, and declarations that are required by applicable law to be filed by it and has paid, or made full and adequate provision for the payment of, all federal, state, local, and foreign income and other taxes properly due for the periods contemplated by such returns, reports, and declarations, except such taxes, if any, as are adequately reserved against in the Sweet Spot Balance Sheet.

4.11.          Litigation. Except as specified on the Sweet Spot Disclosure Document, no investigation or review by any governmental entity with respect to Sweet Spot is pending or, to Sweet Spot’s Knowledge, threatened (other than inspections and reviews customarily made of businesses such as those similar to Sweet Spot), nor has any governmental entity indicated to Sweet Spot an intention to conduct any such investigation or review.  Except as specified on the Sweet Spot Disclosure Document, there is no action, litigation or proceeding pending or, to Sweet Spot’s Knowledge, threatened against or affecting Sweet Spot, at law or in equity, or before any federal, state, municipal, or other governmental department, commission, board, bureau, agency, or instrumentality.

4.12.          Employees.  Sweet Spot Disclosure Document specifies complete and accurate information for each employee and director of Sycamore, including each employee on leave of absence or layoff status, which information includes name, job title, current compensation paid or payable and any change in compensation since his or her date of employment by Sweet Spot, vacation accrued, and service credited for purposes of vesting and eligibility to participate pursuant to any Sweet Spot pension, retirement, profit-sharing, thrift-savings, deferred compensation, stock bonus, stock option, cash bonus, employee stock ownership severance pay, insurance, medical, welfare, or vacation plan, other Pension Plan or Welfare Plan, or any other employee benefit plan or any director plan.  The Sweet Spot has no retired employees or directors.

4.13.          Compliance With Laws.  Except as specified on the Sweet Spot Disclosure Document, Sweet Spot is in compliance with all, and has received no notice of any violation of any, laws or regulations applicable to Sweet Spot’s operations, including, without limitation, the laws and regulations relevant to the use or utilization of premises, or with respect to which compliance is a condition of engaging in any aspect of the business of Sweet Spot, and Sweet Spot has all permits, licenses, zoning rights, and other governmental authorizations necessary to conduct its business as presently conducted.

4.14.          Ownership of Assets.  Except as specified on the Sweet Spot Disclosure Document, Sweet Spot has good, marketable, and insurable title to, or valid, effective, and continuing leasehold rights in all personal property owned or leased by or used by Sweet Spot, in the conduct of its business in such a manner as to create the appearance or reasonable expectation that such property is owned or leased by it, free and clear of all liens, claims, encumbrances, and charges, except liens for taxes not yet due and minor imperfections of title and encumbrances, if any, which singularly and in the aggregate are not substantial in amount and do not materially detract from the value of the property subject thereto or materially impair the use thereof.  Except as specified on the Sweet Spot Disclosure Document, to Sweet Spot’s Knowledge, there is no potential action by any person, and no proceedings with respect thereto have been instituted of which Sweet Spot has notice, that would materially affect Sweet Spot’s ability to use and to utilize each of Sweet Spot’s assets in its business.

4.15.           Intellectual Property.  Except as specified on the Sweet Spot Disclosure Document, Sweet Spot possesses full and complete ownership of, or adequate and enforceable long-term licenses or other rights to use (without payment), all of its Intellectual Property Rights; Sweet Spot has not received any notice of conflict which asserts the rights of any other person with respect thereto; and Sweet Spot has in all material respects performed all of the obligations required to be performed by them and are not in default in any material respect, pursuant to any agreement relating to any such Intellectual Property Right.

4.16.          Subsidiaries, Etc.  Sweet Spot has no subsidiaries.

4.17.           Trade Names.  The Sweet Spot Disclosure Document identifies each trade name, fictitious business name, or other similar name pursuant to which Sweet Spot has conducted any part of its business or Sweet Spot has utilized any of its assets.

4.18.           Pension and Welfare Plans.  Except as specified on the Sweet Spot Disclosure Document,

4.18.1 All Pension Plans and Welfare Plans of Sweet Spot (including any such plans assumed in connection with the Merger) have been administered in substantial compliance with their terms, ERISA and, where applicable, the Code.  If applicable, the IRS has issued a favorable determination letter with respect to the qualification of each such Pension Plan and the exemption of any corresponding trust.  A copy of the most recent determination letter for each Pension Plan, if any, has been furnished to Sweet Spot, and nothing has occurred since the date of any such determination letter that could cause the relevant Pension Plan or trust to lose such qualification or exemption.

4.18.2 With respect to each Pension Plan and each Welfare Plan (including any such plans assumed in connection with the Merger); (i) there is no fact, including, without limitation, any Reportable Event, that exists that would constitute a reason for termination of such Plan by the PBGC or for the appointment by the appropriate United States District Court of a trustee to administer such Plan, in each case as contemplated by ERISA; (ii) neither Sweet Spot, nor any fiduciary, trustee or administrator of any Pension Plan or Welfare Plan, has engaged in a Prohibited Transaction that could subject Sweet Spot to any material tax or any material penalty imposed by ERISA or the Code; (iii) Sweet Spot has not incurred any material liability to the PBGC (other than for payment of premiums); and (iv) there is no material Accumulated Funding Deficiency with respect to any Pension Plan, whether or not waived.

4.18.3  There has been no Plan Termination that has occurred during the 5 year period ending on the date hereof.

4.18.4  Sweet Spot has no knowledge of any material liability being incurred pursuant to Title IV of ERISA by Sweet Spot with respect to any Pension Plan maintained by a trade or business (whether or not incorporated) which is under common control with, or part of a controlled group of corporations with, Sweet Spot, within the meaning of Section 414 subdivisions (b) and (c) of the Code.

4.18.5  No Welfare Plan is funded with a trust or other funding method, other than insurance policies.

4.18.6  There has occurred no Complete Withdrawal or Partial Withdrawal with respect to any Multiemployer Plan that could cause Sweet Spot to incur any material Liability pursuant to or as a result of ERISA, other than to the extent previously paid or fully provided for in the Sweet Spot Balance Sheet, and all payments required to be made to any such Plan by Sweet Spot pursuant to any applicable collective bargaining agreements have been made.

4.19.          Facilities.  The Facilities of Sweet Spot are (as to physical plant and structure) structurally sound and none of those Facilities, nor any of the vehicles or other equipment used by Sweet Spot in connection with its business, has any material defects and all of them are in all material respects in good operating condition and repair and are adequate for the uses to which they are utilized; none of those Facilities, vehicles or other equipment is in need of maintenance or repairs, except for ordinary, routine maintenance and repairs which are not material in nature or cost.  Sweet Spot is not in breach, violation, or default of any lease with respect to or as a result of which the other party (whether lessor, lessee, sublessor, or sublessee) thereto has the right to terminate the same, and

Sweet Spot has not received notice of any claim or assertion that it is or may be in any such breach, violation, or default.

4.20.          Accounts Receivable.   Except as specified on the Sweet Spot Disclosure Document, all accounts receivable of Sweet Spot, whether or not specified in the Sweet Spot Balance Sheet, represent transactions in the ordinary course of business and are current and collectible net of any reserves specified on the Sweet Spot Balance Sheet (which reserves are adequate and were calculated consistent with past practice).

4.21.          Inventories.  All Inventories of Sweet Spot, whether or not specified in the Sweet Spot Balance Sheet, are of a quality and quantity usable and saleable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which, in the aggregate, are immaterial in amount.  Except as specified on the Sweet Spot Disclosure Document, items included in such Inventories are specified on the books of Sweet Spot have, and are valued on the Sweet Spot Balance Sheet, at the lower of cost or market and, in any event, at not greater than their net realizable value, on an item by item basis, after appropriate deduction for costs of completion, marketing costs, transportation expense, and allocation of overhead.

4.22.          Contracts. The Sweet Spot Disclosure Document specifies all contracts, agreements, or understandings, whether express or implied, written or verbal, to which  Sweet Spot is a party. The Sweet Spot Disclosure Document also specifies a brief summary of each such contract, agreement or understanding identified therein.  Without in any respect limiting the foregoing, the Sweet Spot Disclosure Document specifies a description of all leases of properties by Sweet Spot, including all amendments, supplements, extensions and modification thereof, identifying, inter alia, the date each such document was executed and its effective period.  Except as specified on the Sweet Spot Disclosure Document, Sweet Spot is not a party to any executory contract to sell or transfer any part of any leasehold interest of Sweet Spot.  True and accurate copies of all leases, and of all amendments, supplements, extensions, and modifications thereof, shall be delivered to the Company by Sweet Spot prior to the Closing.  With respect to all agreements set forth or required to be set forth on the Sweet Spot Disclosure Document; (i) each such agreement is legal, valid, binding, enforceable and in full force and effect; (ii) each such agreement will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) no party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under any such agreement; and (iv) no party has repudiated any provision of any such agreement.

4.23.          Accounts Payable.  Except as specified on the Sweet Spot Disclosure Document, the accounts payable specified on the Sweet Spot Balance Sheet do, and those specified on the books of Sweet Spot at the time of the Closing will, specify all amounts owed by Sweet Spot in respect of trade accounts due and other Payables, and the actual Liabilities of Sweet Spot in respect of such obligations were not, and will not be, on any of such dates, in excess of the amounts so specified on the balance sheets or the books and records of Sweet Spot.

4.24.          Labor Matters.  Except as specified on the Sweet Spot Disclosure Document, there are no activities or controversies, including, without limitation, any labor organizing activities, election petitions or proceedings, proceedings preparatory thereto, unfair labor practice complaints, labor strikes, disputes, slowdowns, or work stoppages, pending or, to the best of the knowledge of Sweet Spot, threatened, against Sweet Spot.

4.25.           Insurance. Sweet Spot owns or holds policies of insurance in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in business similar to Sweet Spot.  The Sweet Spot Disclosure Document specifies a list of all material insurance policies (including directors’ and officers’ liability insurance and fiduciary liability insurance) maintained by Sweet Spot, including the premiums payable in connection therewith.  All insurance policies maintained by Sweet Spot are in full force and effect (and were in full force and effect during the periods of time such insurance policies were purported to be in effect) and all premiums due and payable thereon have been paid; and Sweet Spot is not in breach or default of any of the insurance policies, and  Sweet Spot has not taken any action or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any of those insurance policies.  Sweet Spot has not received any notice of termination or cancellation or denial of coverage with respect to any insurance policy.

4.26.          Real Properties.  Sweet Spot does not own any real property.

4.27.          Financial Statements.  All of the historical financial statements contained in the Sweet Spot Unaudited Financial Statements were prepared from the books and records of Sweet Spot.  The Sweet Spot Unaudited Financial Statements were prepared in accordance with GAAP, and fairly and accurately specify the financial situation and condition of Sweet Spot as at the dates and for the periods indicated.  Without limited the foregoing, at the date of the Sweet Spot Balance Sheet, Sweet Spot owned each of the assets included in preparation of the Sweet Spot Balance Sheet, and the valuation of such assets in the Sweet Spot Balance Sheet is not more than their fair saleable value (on an item-by-item basis) at that date; and Sweet Spot had no Liabilities, other than those specified in the Sweet Spot Balance Sheet, nor any Liabilities in amounts in excess of the amounts included for them in the Sweet Spot Balance Sheet.  From the date hereof through the Closing Date Sweet Spot will continue to prepare financial statements on the same basis that it and Sweet Spot have done so in the past, and Sweet Spot will promptly deliver those financial statements to the Company, and the foregoing representations and warranties will be applicable to each financial statement so prepared and delivered.

4.28.          Full Disclosure. The documents, certificates, and other writings furnished or to be furnished by or on behalf of Sweet Spot to the Company pursuant to this Agreement, including, but not limited to, the Sweet Spot Disclosure Document, considered together in the aggregate, do not and will not contain any untrue statement of a material fact, or omit to specify any material fact necessary to make the statements made, considering the circumstances pursuant to which they are made, not misleading.

4.29.          Options, Warrants and Other Rights and Agreements Affecting Sweet Spot’s Capital Stock.  Sweet Spot has no authorized or outstanding options, warrants, calls, subscriptions, rights, convertible securities or other securities (“Sweet Spot Derivative Securities”), or any commitments, agreements, arrangement or understandings of any manner or nature whatsoever obligating Sweet Spot, in any event, to issue shares of capital stock or other securities or securities convertible into or evidencing the right to purchase shares of capital stock or Sweet Spot Derivative Securities, except as specified on the Sweet Spot Disclosure Document.  Except as specified on the Sweet Spot Disclosure Document, neither Sweet Spot nor any officer, director, or shareholder of Sweet Spot is a party to any agreement, understanding, arrangement or commitment, or obligated by any provision which creates any rights in any person with respect to the authorization, issuance, voting, sale or transfer of any shares of Sweet Spot’s capital stock or Sweet Spot Derivative Securities.

4.30.          Questionable Payments.  Neither  Sweet Spot, nor any director, officer, agent, employee, or other person associated with or acting on behalf of  Sweet Spot has, directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity; made any unlawful payment to foreign and domestic political parties or campaigns, from corporate funds; violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; established or maintained any unlawful or unrecorded fund of corporate monies or other assets; made any false or fictitious entry on the books or records of  Sweet Spot; made any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment; given any favor or gift which is not deductible for federal income tax purposes; or made any bribe, or kickback, or other payment of a similar or comparable nature, whether lawful or not, to any person or entity, private, or public, regardless of form, whether in money, property, or services, to obtain favorable services, to obtain favorable treatment in securing business or to obtain special concessions, or to pay for favorable treatment for business secured or for special concessions already obtained.

4.31.          Relationships with Related Persons. Except as specified on the Sweet Spot Disclosure Document, no Affiliate or shareholder of Sweet Spot or any Affiliate or related person of any shareholder of Sweet Spot has or has had any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to Sweet Spot’s business. Except as specified on the Sweet Spot Disclosure Document, no Affiliate or shareholder of Sweet Spot or any Affiliate or related person of any shareholder of Sweet Spot owns or has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a person that has (i) had business dealings or a material financial interest in any transaction with Sweet Spot, or (ii) engaged in competition with  Sweet Spot with respect to any of the products or services of Sweet Spot in any market presently served by Sweet Spot.  Except as specified on the Sweet Spot Disclosure Document, no shareholder or Affiliate of Sweet Spot or any Affiliate or related person of any shareholder of Sweet Spot is a party to any contract or other understanding with, or has any claim or right against, Sweet Spot.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Sycamore, Sweet Spot, and the Sellers as follows:

5.1.            Organization And Qualification. The Company is a corporation duly organized, validly existing, and in good standing pursuant to the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to conduct its business as that business is now conducted.  The Company is, or will prior to the Closing be, duly qualified as a foreign corporation to do business, and in good standing, in each jurisdiction where the character of the properties owned or leased by the Company, or the nature of its activities, is such that qualification as a foreign corporation in those jurisdictions is required by law, except where the failure to so qualify would not have a Material Adverse Effect.

5.2.            Capitalization. The authorized capital stock of the Company consists of (i) 100,000,000 shares of common stock, $.0001 par value, and (ii) 5,000,000 shares of preferred stock, $.0001 par value.  There is no other capital stock authorized for issuance by the Company.  As of the date hereof, the Company has issued and outstanding (i) 11,665,733 shares of its $.0001 par value common stock; (ii) warrants to purchase 834,126 shares of the Company’s $.0001 par value common stock; and (iii) options to purchase 421,935 shares of the Company’s $.0001 par value common stock (as disclosed in the Company Disclosure Document).  Immediately after the Closing, (i) 91,042,468 shares of the Company’s $.0001 par value common stock will be validly issued and outstanding, fully paid, and nonassessable; (ii) no shares of the Company’s $.0001 par value preferred stock will be issued and outstanding; (iii) warrants to purchase 834,126 shares of the Company’s $.0001 par value common stock will be issued and outstanding; and (iv) options to purchase 421,935 shares of the Company’s $.0001 par value common stock will be issued and outstanding.  No shares of the Company’s $.0001 par value capital stock are held in the Company’s treasury, and no such shares are reserved for issuance.

5.3.            Authority Relative to This Agreement. The Company has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations created by this Agreement.  Except as specified on the Company Disclosure Document, the execution and delivery of this Agreement and the consummation of the Transaction have been duly authorized and approved by the requisite corporate authority of the Company and no other corporate proceedings on the part of the Company are necessary to approve and adopt this Agreement or to approve the consummation of the Transaction, including issuance of the Subject Shares. Except as specified on the Company Disclosure Document, this Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms.

5.4.            Absence of Breach; No Consents.  Except as specified on the Company Disclosure Document, the execution, delivery, and performance of this Agreement, and the performance by the Company of its obligations created by this Agreement, do not (i) conflict with or result in a breach of any of the provisions of the Certificate of Incorporation (or similar charter document) or Bylaws (or similar governing document) of the Company; (ii) contravene any law, ordinance, rule, or regulation of any state or political subdivision of either or of the United States or of any applicable foreign jurisdiction, or contravene any order, writ, judgment, injunction, decree, determination, or award of any court or other authority having jurisdiction, or cause the suspension or revocation of any authorization, consent, approval, or license, presently in effect, which affects or obligates, the Company or any of its material properties, except in any event when such contravention will not have a Material Adverse Effect on the business, condition (financial or otherwise), operations or prospects of the Company, and will not have a Material Adverse Effect on the validity of this

Agreement or on the validity of the consummation the Transaction; (iii) conflict with or result in a material breach of or default pursuant to any material indenture or loan or credit agreement or any other material agreement or instrument to which the Company is a party or by which the Company may be affected or obligated; (iv) require the authorization, consent, approval, or license of any third party; or (v) constitute any reason for the loss or suspension of any permits, licenses, or other authorizations used in the business of the Company.

5.5.            Brokers. Except as specified in the Company Disclosure Document, no broker, finder, or investment banker is entitled to any brokerage, finder's, or other fee or commission in connection with this Agreement or the Transaction or any related transaction based upon any agreements, written or oral, made by or on behalf of the Company.  The Company does not have any obligation to pay finder's or broker's fees or commissions in connection with the exercise of options to renew or extend real estate leases to which the Company is a party.

5.6.            Financial Statements.  All of the historical financial statements contained in the Company Audited Financial Statements and the Company Unaudited Financial Statements were prepared from the books and records of the Company. The Company Audited Financial Statements were prepared in accordance with GAAP, and fairly and accurately specify the financial situation and condition of the Company as at the dates and for the periods indicated.  The Company Unaudited Financial Statements were prepared in a manner consistent with the basis of presentation used in the Company Audited Financial Statements and fairly present the financial situation and condition of the Company as at and for the periods indicated, subject to normal year-end adjustments, none of which will be material.  Without limited the foregoing, at the date of the Company’s Balance Sheet, the Company owned each of the assets included in preparation of the Company Balance Sheet, and the valuation of such assets in the Company Balance Sheet is not more than their fair saleable value (on an item-by-item basis) at that date; and the Company had no Liabilities, other than those specified in the Company Balance Sheet, nor any Liabilities in amounts in excess of the amounts included for them in the Company Balance Sheet.  From the date hereof through the Closing Date the Company will continue to prepare financial statements on the same basis that it has done so in the past, and the Company will promptly deliver those financial statements to Sycamore, and the foregoing representations and warranties will be applicable to each financial statement so prepared and delivered.

5.7.            No Undisclosed Liabilities.  Except as set forth in the Company Disclosure Document, the Company has no Liabilities which are not adequately presented or reserved against on the Company Balance Sheet, except Liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business and consistent with past practice.  Without limiting the foregoing, (a) there are no unpaid leasehold improvements at any of the Company’s’ Facilities or locations for which the Company is or will be responsible, and (b) there are no deferred rents due to lessors at or with respect to any of such Facilities or locations.

5.8.            No Material Adverse Change, Etc.  Except as specified on the Company Disclosure Document, since the date of the Company Balance Sheet, other than as contemplated or caused by this Agreement, there has not been (i) any Material Adverse Effect with respect to the Company; (ii) any entry into or termination of any material commitment, contract, agreement, or transaction

(including, without limitation, any material borrowing or capital expenditure or sale or other disposition of any material asset or assets) by or involving the Company, other than this Agreement and agreements executed in the ordinary course of business; (iii) any redemption, repurchase, or other acquisition for value of its capital stock by the Company, or any dividend or distribution declared, set aside, or paid on capital stock of the Company; (iv) any transfer of or right granted pursuant to any material lease, license, agreement, patent, trademark, trade name, or copyright of the Company; (v) any sale or other disposition of any asset of the Company, or any mortgage, pledge, or imposition of any lien or other encumbrance on any asset of the Company, other than in the ordinary course of business, or any agreement relating to any of the foregoing; of (vi) any default or breach by the Company  in any material respect pursuant to any contract, license or permit.  Except as specified on the Company Disclosure Document, since the date of the Company Balance Sheet, the Company has conducted its business only in the ordinary and usual course, and, without limiting the foregoing, no changes have been made in (i) executive compensation amounts, (ii) the manner in which other employees of the Company are compensated, (iii) supplemental benefits provided to any such executives or other employees, or (d) inventory amounts in relation to sales amounts, except, in any event, in the ordinary course of business and, in any event, without Material Adverse Effect to the Company.

5.9.            Taxes.  Except as specified on the Company Disclosure Document, the Company has properly filed or caused to be filed all federal, state, local, and foreign income and other tax returns, reports, and declarations that are required by applicable law to be filed by it, and has paid, or made full and adequate provision for the payment of, all federal, state, local, and foreign income and other taxes properly due for the periods contemplated by such returns, reports, and declarations, except such taxes, if any, as are adequately reserved against in the Company Balance Sheet, and except to the extent where any failure to file, any delinquency in filing, any inaccuracies in any such filings, or any failure to pay, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect.

5.10.          Litigation.  Except as specified on the Company Disclosure Document, no material investigation or review by any governmental entity with respect to the Company is pending or, to the Knowledge of the Company, threatened (other than inspections and reviews customarily made of businesses such as that of the Company), nor has any governmental entity indicated to the Company an intention to conduct the same.  Except as specified on the Company Disclosure Document, there is no action, litigation or proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company, at law or in equity, or before any federal, state, municipal, or other governmental department, commission, board, bureau, agency, or instrumentality, that could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

5.11.          Employees. The Company Disclosure Document specifies complete and accurate information for each current employee, officer, and director of the Company, including name, job title and current compensation payable.

5.12.          Compliance With Laws.  Except as specified on the Company Disclosure Document, the Company is in substantial compliance with all, and has received no notice of any violation of any,

laws or regulations applicable to its operations, including, without limitation, the use of premises occupied by it, or with respect to which compliance is a condition of engaging in any aspect of the business of the Company, except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect, and the Company has all permits, licenses, zoning rights, and other governmental authorizations necessary to conduct its business as presently conducted, except where the failure to obtain such permits, licenses, zoning rights and other governmental authorizations has not had and would not reasonably be expected to have a Material Adverse Effect.

5.13.          Ownership of Assets.  Except as specified on the Company Disclosure Document, the Company has good, marketable, and insurable title to, or valid, effective, and continuing leasehold rights in the case of leased property, in all personal property owned or leased by it or used by it in the conduct of its business in such a manner as to create the appearance or reasonable expectation that such property is owned or leased by it, free and clear of all liens, claims, encumbrances, and charges, except liens for taxes not yet due and except for liens, claims encumbrances and charges that, in the aggregate, do not and will not materially interfere with the ability of the Company to conduct business as currently conducted.  Except as specified on the Company Disclosure Document, to the Company’s Knowledge, no actions are pending or threatened that would materially affect the ability of the Company to use and to utilize each of such assets in its business.

5.14.          Intellectual Property. The Company has full and complete ownership of, or adequate and enforceable long-term licenses or other rights to use (without payment), all Intellectual Property Rights owned by or registered in the name of the Company, or used in the business of the Company as conducted on the date hereof.  No claims are pending or, to the Knowledge of the Company, threatened that the Company is infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property Right.

5.15.          Subsidiaries, Etc.  The Company has no subsidiaries.

5.16.          Trade Names.  The Company Disclosure Document identifies each trade name, fictitious business name, or other similar name pursuant to which the Company has conducted any part of the Company’s business or in which the Company has utilized any of the assets of the Company.

5.17.          Pension Plans.  Except as specified on the Company Disclosure Document,

5.17.1 All Pension Plans and Welfare Plans of the Company have been administered in substantial compliance with their terms, ERISA and, where applicable, the Code. With respect to each Pension Plan that is intended to be qualified under Section 401 of the Code, the Pension Plan is being maintained through the use of a prototype plan document or volume submitter plan document as to which the IRS has issued an opinion letter on the qualification of the form of the document to the prototype plan or volume submitter plan sponsor.

5.17.2 With respect to each Pension Plan and each Welfare Plan; (i) there is no fact, including, without limitation, any Reportable Event, that exists that would constitute a reason for termination of such Plan by the PBGC or for the appointment by the appropriate United States

District Court of a trustee to administer such Plan, in each case as contemplated by ERISA; (ii) to the Knowledge of the Company, neither the Company, nor any fiduciary, trustee or administrator of any Pension Plan or Welfare Plan, has engaged in a Prohibited Transaction that could subject the Company to any material tax or any material penalty imposed by ERISA or the Code; (iii) the Company has not incurred any material liability to the PBGC (other than for payment of premiums); and (iv) there is no material Accumulated Funding Deficiency with respect to any Pension Plan, whether or not waived.

5.17.3  There has been no Plan Termination under Title IV of ERISA that has occurred during the 5 year period ending on the Effective Date.

5.17.4  The Company has no Knowledge of any material liability being incurred pursuant to Title IV of ERISA by the Company with respect to any Pension Plan maintained by a trade or business (whether or not incorporated) which is under common control with, or part of a controlled group of corporations with, the Company, within the meaning of Section 414 subdivisions (b) and (c) of the Code.

5.17.5  No Welfare Plan is funded with a trust or other funding method, other than insurance policies.

5.17.6  There has occurred no Complete Withdrawal or Partial Withdrawal with respect to any Multiemployer Plan that could cause the Company to incur any material Liability pursuant to or as a result of ERISA, other than to the extent previously paid or fully provided for in the Company Balance Sheet, and all payments required to be made to any such Plan by the Company pursuant to any applicable collective bargaining agreements have been made.

5.18.          Facilities.  The Company has no Facilities.

5.19.          Accounts Receivable.  Except as specified on the Company Disclosure Document, all accounts receivable of the Company, whether or not specified in the Company Balance Sheet, represent transactions in the ordinary course of business, and are current and collectible net of any reserves specified on the Company Balance Sheet (which reserves are adequate and were calculated consistent with past practice).

5.20.          Contracts.  Except as disclosed on the Company Disclosure Document, there are no contracts that are material to the business, properties, assets, condition (financial or otherwise), results of operations or prospects of the Company taken as a whole.  With respect to each such material contract of the Company (i) such contract is legal, valid, binding, enforceable and in full force and effect; (ii) such contract will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) no party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under any such contract; and (iv) no party has repudiated any provision of any such contract.

5.21.          Accounts Payable.  Except as specified on the Company Disclosure Document, the accounts payable specified on the Company Balance Sheet do, and those specified on the books of the Company at the time of the Closing will, specify all amounts owed by the Company in respect of trade accounts due and other Payables, and the actual Liabilities of the Company in respect of such obligations were not, and will not be, on any of such dates, in excess of the amounts so specified on the balance sheets or the books and records of the Company.

5.22.          Labor Matters.  Except as specified on the Company Disclosure Document, there are no activities or controversies, including, without limitation, any labor organizing activities, election petitions or proceedings, proceedings preparatory thereto, unfair labor practice complaints, labor strikes, disputes, slowdowns, or work stoppages, pending or, to the best of the Knowledge of the Company, threatened, among the Company and any of its employees.

5.23.          Insurance.  The Company owns or holds policies of insurance in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in business similar to the Company, except when any failure to maintain such coverage would not have a Material Adverse Effect.  The Company Document Disclosure specifies a list of all material insurance policies (including directors’ and officers’ liability insurance and fiduciary liability insurance) maintained as of the Closing by the Company, including the premiums payable in connection therewith.  All insurance policies maintained by the Company are in full force and effect (and were in full force and effect during the periods of time such insurance policies were purported to be in effect) and all premiums due and payable thereon have been paid; and the Company is not in breach or default of any of the insurance policies, and the Company has not taken any action or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any of those insurance policies.  The Company has not received any notice of termination or cancellation or denial of coverage with respect to any insurance policy.

5.24.          Full Disclosure.  Except as disclosed in Company Disclosure Document, the documents, certificates, and other writings furnished or to be furnished by or on behalf of the Company to Sycamore, Sweet Spot, and the Sellers, either directly or by the Company pursuant to this Agreement, including, but not limited to, the Company Disclosure Document, taken together in the aggregate, do not and will not contain any untrue statement of a material fact, or omit to specify any material fact necessary to make the statements made, considering the circumstances pursuant to which they are made, not misleading.

5.25.          Options, Warrants and Other Rights and Agreements Affecting Capital Stock.  Except as disclosed in the Company Disclosure Document, the Company has no authorized or outstanding options, warrants, calls, subscriptions, rights, convertible securities or other securities, as defined by the provisions of the Securities Act (collectively, “Company Derivative Securities”), or any commitments, agreements, arrangement or understandings of any manner or nature whatsoever obligating the Company, in any event, to issue shares of capital stock or other securities or securities convertible into or evidencing the right to purchase shares of the capital stock or Company Derivative Securities.  Except as disclosed in the Company Disclosure Document, neither the Company, nor any officer, director, or shareholder of the Company is a party to any agreement, understanding, arrangement or commitment, or obligated by an provision which creates any rights in any person with respect to the authorization, issuance, voting, sale or transfer of any shares of capital stock or Company Derivative Securities.

5.26.          SEC Filings.  The Company has filed with and furnished to and will continue to file with and furnish to the SEC all forms, documents and reports (including exhibits) required to be filed or furnished prior to the Closing Date by the Company with the SEC. As of their respective dates, or, if amended prior to the Closing Date, as of the date of the last such amendment, the SEC Reports comply and will comply in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated pursuant thereto, and none of the SEC Reports specify or will specify any untrue statement of a material fact or omit to specify or incorporate by reference any material fact required to be specified or incorporated by reference therein or necessary to make the information specified therein, considering the circumstances pursuant to which that information is disclosed, not misleading.  The Company will make available to Sycamore correct and complete copies of all material correspondence among the SEC, on the one hand, and the Company, on the other hand, occurring and prior to the Closing Date. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the SEC Reports. As of the date hereof, to the Knowledge of the Company, none of the SEC Reports is the subject of ongoing SEC review, outstanding SEC comment or SEC investigation.  The Financial Statements of the Company included in the SEC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect at the time of filing, have been prepared in accordance with U.S. GAAP (except in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and fairly present the financial position of the Company as of the dates thereof and its results of operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

5.27.          Questionable Payments.  Except as specified on the Company Disclosure Document, neither the Company, nor to the Company’s Knowledge any director, officer, agent, employee, or other person associated with or acting on behalf of the Company has, directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity; made any unlawful payment to foreign and domestic political parties or campaigns, from corporate funds; violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; established or maintained any unlawful or unrecorded fund of corporate monies or other assets; made any false or fictitious entry on the books or records of the Company; made any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment; given any favor or gift which is not deductible for federal income tax purposes; or made any bribe, or kickback, or other payment of a similar or comparable nature, whether lawful or not, to any person or entity, private, or public, regardless of form, whether in money, property, or services, to obtain favorable services, to obtain favorable treatment in securing business or to obtain special concessions, or to pay for favorable treatment for business secured or for special concessions already obtained.

5.28.          Status of the Company.  The Company is not a “blank check company” (as that term is defined by the provisions of Rule 419) promulgated pursuant to the provisions of the Securities Act.

The Company is not, and is not controlled by or under common control with an Affiliate of, an “investment company” (as that term is defined by the provisions of the Investment Company Act of 1940, as amended).

5.29.          Banking Relationships.  The Company Disclosure Document specifies the names and locations of all banks, trust companies, savings and loans associations and other financial institutions at which the Company maintains its safe deposit boxes or accounts of any nature and the names of all persons authorized to have access there to, draw thereon or make withdrawals therefrom.

5.30.          Relationships with Related Persons.  Except as disclosed in the Company Disclosure Document, none of the officers or directors of the Company, and to the Knowledge of the Company, none of the employees of the Company, has or has had any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to the Company’s business. Except as disclosed in the Company Disclosure Document, no officers or directors of the Company, and to the Knowledge of the Company, none of the employees of the Company, owns or has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a person that has (i) had business dealings or a material financial interest in any transaction with the Company, or (ii) engaged in competition with the Company with respect to any of the products or services of the Company in any market presently served by the Company.  Except as disclosed in the Company Disclosure Document, no officer or director of the Company, and to the Knowledge of the Company, none of the employees of the Company, is a party to any contract or other understanding with, or has any claim or right against, the Company.

ARTICLES VI

COVENANTS OF SYCAMORE

Sycamore hereby covenants with the Company the following:

6.1.           Affirmative Covenants.  From the date hereof through the Closing Date, Sycamore will take every action reasonably required of it to satisfy the conditions to Closing set forth in this Agreement and otherwise to ensure the prompt and expedient consummation of the Transaction substantially as contemplated by the provisions of this Agreement, and will exert all reasonable efforts to cause the Transaction to be consummated; provided, however that in all instances the representations and warranties of the Company in this Agreement are and remain true and accurate and that the covenants and agreements of the Company in this Agreement are performed and that the conditions to the obligations of Sycamore set forth in this Agreement are not incapable of satisfaction and subject, at all times, to the right and ability of the directors of Sycamore to satisfy their fiduciary obligations.

6.2.           Access and Information.  Sycamore shall provide to the Company and to the Company’s accountants, counsel and other representatives reasonable access during normal business hours during the period prior to the Closing to all of its properties, books, contracts, commitments, records (including, but not limited to, tax returns), and personnel, and, during such period, Sycamore shall furnish promptly to the Company (i) all written communications to its directors or to its shareholders generally, (ii) internal monthly financial statements when and as available, and (iii) all other information concerning its business, properties, and personnel as the Company may request, but no investigation pursuant to this section shall affect any representations or warranties of Sycamore, or the conditions to the obligations of the Company to consummate the Transaction.  In the event of the termination of this Agreement, Sycamore will, and will cause its representatives to, deliver to the Company or destroy all documents, work papers, and other material, and all copies thereof, obtained by Sycamore or on its behalf from the Company as a result of this Agreement or in connection with this Agreement, whether so obtained before or after the execution of this Agreement, and Sycamore will hold in confidence all confidential information, that has been designated as such by the Company in writing or by appropriate and obvious notation, and will not use any such confidential information, except in connection with the Transaction, until such time as such information is otherwise publicly available. Sycamore and its representatives shall assert their rights pursuant to this Agreement in such manner as to minimize interference with the business of the Company.

6.3.           Conduct of Business Pending the Closing of the Transaction. Prior to the consummation of the Transaction or the termination of this Agreement pursuant to its terms, unless the Company shall otherwise consent in writing, and except as otherwise contemplated by this Agreement, Sycamore shall comply with each of the following:

(1) The business of Sycamore shall be conducted only in the ordinary and usual course, Sycamore shall use reasonable efforts to keep intact its business organization and goodwill, keep available the services of its officers and employees and maintain good relationships with suppliers, lenders, creditors, distributors, employees, customers, and other persons having business or financial relationships with Sycamore, and Sycamore shall immediately notify the Company of any event or occurrence or emergency material to, and not in the ordinary and usual course of business of, Sycamore.

(2) Sycamore shall not (a) amend its Articles of Incorporation (or similar charter document) or Bylaws (or similar governing document), or (b) split, combine, or reclassify any of its outstanding securities or declare, set aside, or pay any dividend or other distribution on or make or agree or commit to make any exchange for or redemption of any such securities payable in cash, stock, or property.

(3) Sycamore shall not (a) issue or agree to issue any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class, or (b) enter into any contract, agreement, commitment, or arrangement with respect to any of the foregoing.

(4) Sycamore shall not create, incur, or assume any long-term or short-term indebtedness for money borrowed or make any capital expenditures or commitment for capital expenditures, except in the ordinary course of business and consistent with past practice.

(5) Sycamore shall not (a) adopt, enter into, or amend any bonus, profit-sharing, compensation, stock option, warrant, pension, retirement, deferred compensation, employment, severance, termination, or other employee benefit plan, agreement, trust fund, or arrangement for the benefit or welfare of any officer, director or employee;  or (b) agree to any material (in relation to historical compensation) increase in the compensation payable or to become payable to, or any increase in the contractual term of employment of, any officer, director, or employee, except, with respect to employees who are not officers or directors, in the ordinary course of business in accordance with past practice.

(6) Sycamore shall not sell, lease, mortgage, encumber, or otherwise dispose of or grant any interest in any of Sycamore’s assets or properties, except for sales, encumbrances, and other dispositions or grants in the ordinary course of business and consistent with past practice and except for liens for taxes not yet due or liens or encumbrances that are not material in amount or effect and do not impair the use of Sycamore’s property, or as specifically provided for or permitted in this Agreement.

(7) Sycamore shall not enter into, or terminate, any material contract, agreement, commitment, or understanding.

(8) Sycamore shall not enter into any agreement, commitment, or understanding, whether in writing or otherwise, with respect to any of the matters referred to in Paragraphs (1) through (7), inclusive, of this section.

(9) Sycamore will file properly and promptly when due all federal, state, local, foreign and other tax returns, reports, and declarations required to be filed by Sycamore and will pay, or make full and adequate provision for the payment of, all taxes and governmental charges due from or payable by Sycamore.

(10) Sycamore will comply with all laws and regulations applicable to Sycamore and Sycamore’s operations.

6.4.           Expenses.  Whether or not the Transaction is consummated, all costs and expenses incurred by Sycamore in connection with this Agreement and the Transaction shall be paid by Sycamore.

6.5.           Publicity.  Prior to the Closing any written news releases by Sycamore pertaining to this Agreement or the Transaction shall be submitted to the Company for review and approval prior to release by Sycamore, and shall be released only in a form approved by the Company; provided, however, that such review and approval shall not be required of releases by Sycamore if prior review and approval would prevent the timely and accurate dissemination of such press release as required to comply, in the judgment of counsel for the Company, with any applicable law, rule or policy.

6.6.           Updating of Sycamore Disclosure Document. Sycamore shall notify the Company of any changes, additions or events which may cause any change in or addition to the Sycamore Disclosure Document promptly after the occurrence of the same and at the Closing by the delivery of appropriate updates to the Sycamore Disclosure Document.  No notification made pursuant to this section shall be deemed to cure any breach of any representation or warranty made in this Agreement, unless the Company specifically agrees thereto in writing nor shall any such notification be considered to constitute or result in a waiver by the Company of any condition set forth in this Agreement.

ARTICLE VII

COVENANTS OF THE COMPANY

The Company, covenants with Sycamore, Sweet Spot and the Sellers as follows:

7.1.           Affirmative Covenants.  From the date hereof through the Closing Date, the Company will take every action reasonably required of it to satisfy the conditions to Closing set forth in this Agreement and otherwise to ensure the prompt and expedient consummation of the Transaction substantially as contemplated by the provisions of this Agreement, and will exert all reasonable efforts to cause the Transaction to be consummated; provided however, that in all instances representations and warranties of Sycamore, Sweet Spot, and the Sellers in this Agreement are and remain true and accurate and that the covenants and agreements of Sycamore, Sweet Spot, and the Sellers in this Agreement are performed and that the conditions to the obligations of the Company set forth in this Agreement are not incapable of satisfaction and subject, at all times, to the right and ability of the directors of the Company to satisfy their fiduciary obligations.

7.2.           Access and Information.  The Company shall provide to (i) Sycamore and to Sycamore’s accountants, counsel and other representatives and (ii) Sweet Spot and Sweet Spot’s accountants, counsel and other representatives reasonable access during normal business hours during the period prior to the Closing to all of the properties, books, contracts, commitments, records (including, but not limited to, tax returns), and personnel, and, during such period, the Company shall furnish promptly to Sycamore and Sweet Spot (a) all written communications to its directors or to its shareholders generally, (b) internal monthly financial statements when and as available, and (c) all other information concerning the business, properties, and personnel of the Company as Sycamore or Sweet Spot may request, but no investigation pursuant to this section shall affect any representations or warranties of the Company, or the conditions to the obligations of Sycamore, Sweet Spot, or the Sellers to consummate the Transaction.  In the event of the termination of this Agreement, the Company will, and will cause its representatives to, deliver to Sycamore and Sweet Spot, as the case may be, or destroy all documents, work papers, and other material, and all copies thereof, obtained by the Company or on its behalf from Sycamore and Sweet Spot as a result of this Agreement or in connection with this Agreement, whether so obtained before or after the execution of this Agreement, and the Company will hold in confidence all confidential information, that has been designated as such by Sycamore or Sweet Spot in writing or by appropriate and obvious notation, and will not use any such confidential information, except in connection with the Transaction, until such time as such information is otherwise publicly available.  The Company and its representatives shall assert their rights pursuant to this Agreement in such manner as to minimize interference with the businesses of Sycamore and Sweet Spot.

7.3.           No Solicitation.

(1) For and during that period which ends thirty (30) days after the date hereof, the Company, and those acting on behalf of any of the Company, will not, and the Company will use its best efforts to cause its officers, employees, agents, and representatives (including any investment banker) not, directly or indirectly, to solicit, encourage, or initiate any discussions with, or negotiate or otherwise deal with, or provide any information to, any person other than Sycamore and its officers, employees, and agents, concerning any merger, sale of substantial assets, or similar transaction involving the Company or any sale of any of its capital stock.  The Company will notify Sycamore immediately upon receipt of any inquiry, offer or proposal relating to any of the foregoing.  None of the foregoing shall prohibit providing information to others in a manner in keeping with the ordinary conduct of the Company’s business, or providing information to government authorities.

(2) Notwithstanding the foregoing or any other provision of this Agreement, at any time prior to the Closing, in the event that the Company Directors determine in good faith by a majority vote, based on the advice of its outside legal counsel, that there is a reasonable basis requiring the Company to consider a Favorable Third Party Proposal (as defined below) to comply with its fiduciary duties, the Company may furnish non-public information with respect to the Company to the person who made the Favorable Third Party Proposal pursuant to a confidentiality agreement and participate in discussions or negotiations with such person regarding the Favorable Third Party Proposal.  In the event the Company Directors receive a Favorable Third Party Proposal, which they determine is more favorable to the Company’s shareholders than the terms and conditions of the Transaction, no later than the third (3) business day following the date upon which the Company Directors determine that such Favorable Third Party Proposal is a more favorable proposal than the Transaction provide written notice to Sycamore and Sweet Spot that specifies the material terms and conditions of that Favorable Third Party Proposal.  Sycamore and Sweet Spot shall have the option for ten (10) business days after receipt of such notice to amend the terms and conditions of the Transaction to cause this Transaction to be no less favorable than the Favorable Third Party Proposal.  In the event that Sycamore and Sweet Spot do not agree to the modification of the terms and conditions of the Transaction at the end of that ten (10) business day period, the Company Directors may, with written notice to Sycamore and Sweet Spot, and payment of a termination fee of $50,000.00, terminate this Agreement (and concurrently with such termination, if they so determine, cause the Company to enter into any agreement with respect to that Favorable Third Party Proposal) (the “Termination Fee”).  The Termination Fee shall be allocated and shared by Sycamore and Sweet Spot (each, a “Recipient”) each in that amount which is equal to that percentage which the total fees and costs paid by such Recipient in connection with the Transaction bears to the total amount of fees and costs paid by both Recipients in connection with the Transaction and the Merger, and each of them.

(3) As used in this Agreement, “Favorable Third Party Proposal” means a written proposal from a credible, bona fide third party relating to any direct or indirect acquisition or purchase of 50% or more of the equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of the combined voting power of the Company’s voting equity securities, or any merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or similar transaction involving the Company or combined voting power of the Company, and otherwise on terms which the Company Directors determine in their good faith judgment, taking into account legal, financial, regulatory and other aspects of the proposal deemed appropriate by the Company Directors, to be more favorable to the stockholders of the Company than the Transaction (taking into account any changes to the terms and conditions regarding the Transaction and  amendments to this Agreement proposed by Sycamore or Sweet Spot in response to the receipt by Sycamore and Sweet Spot of information about that Favorable Third Party Proposal).

(4) Nothing contained in this section shall (i) prohibit the Company from at any time taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or making any disclosure required by Rule 14a-9 promulgated under the Exchange Act.

7.4.           Promissory Notes.  In addition to the Subject Shares to be issued to JRT and Red Cat, on the Closing Date, the Company and Sycamore shall execute and deliver to JRT and Red Cat the Promissory Notes.

7.5.           Adjustment of Shares of the Company’s Common Stock issued to JRT and Red Cat.  In the event the Company issues additional shares of its common stock prior to the Closing Date at any price less than $0.15 per share, the number of shares of the Subject Stock to be issued to JRT and Red Cat on the Closing Date shall be adjusted upward so that on the Closing Date JRT and Red Cat shall each be issued that number of shares of the Company’s Common Stock equal to 2 ½% of the Company’s common stock issued and outstanding on the Closing Date and after the closing of the Transaction.

7.6.           Option to put the Company’s stock.  Beginning on that date which is six (6) months after the Closing Date, and continuing for a two year period immediately thereafter (the “Put Period”), JRT and Red Cat, and each of them (collectively, “Optionees,” and each individually, “Optionee”)  shall have the right to require that, during any 90-day period following the first day of the Put Period, the Company purchase from each Optionee up to 25% of the Subject Shares received by that Optionee on the Closing Date (“Put Right”). An Optionee may exercise the Put Right, in whole or in part, at any time or from time to time during the Put Period, by delivering to the Company a thirty (30) day written notice of Optionee’s intent to exercise its Put Right, which notice shall specify the number of the Subject Shares to be purchased by the Company. If during any 90-day period an Optionee elects not to exercise the Put Right with respect to any of 25% of the Subject Shares which the Optionee is entitled to put, such Subject Shares may be put during the following 90-day period in addition to 25% of Subject Shares that the Optionee is entitled to put during such 90-day period.  As such, at the beginning of the fourth 90-day period, each Optionee shall have the right to exercise the Put Right with respect to any and all of Subject Shares held by that Optionee as of the Closing Date.  The price at which the Company shall be required to purchase Subject Shares shall equal to (i) $0.16 per share, in the event that the Put Right is exercised prior to the Reverse Stock  Split, and (ii) $0.40 per share, in the event that the Put Right is exercised after the Reverse Stock  Split.  The purchase price for the Subject Shares so put shall be paid by the Company within ten (10) Business Days following the expiration of the 30-day notice period.  The provisions of this Section 7.6 notwithstanding, if at any time during the Put Period the Company decides to raise funds for a particular project, whether by a public or private sale of shares of the Company’s $.0001 par value common stock or by any other form of financing transaction, and determines in good faith that Optionees’ exercise of Put Rights may interfere with such fundraising efforts, the Company may suspend Optionees’ rights to exercise their Put Rights by delivering to Optionees a written notice of suspension, which notice shall set forth the planned fundraising activity and the anticipated duration of the suspension period.  The Put Period shall be extended for the duration of such suspension period.  Upon Optionees’ receipt of the notice of suspension and during the suspension period, the Optionees (i) shall not exercise their Put Rights, and (ii) shall not exercise rights granted under the Registration Rights Agreement at a time or in a manner that will interfere with the efforts of the Company to raise funds.  The suspension period shall terminate and the Optionees shall be able to exercise the suspended rights to the full extent provided by this Agreement and the documents related hereto upon the earlier of (i) completion of the Company’s fundraising campaign; or (ii) the Company’s determination that the necessary funds cannot be raised within immediate future, not to exceed twelve (12) months.

7.7.           Registration Rights.  Until such time as JRT and Red Cat may sell their respective Subject Shares freely and without restrictions regarding quantity or manner of sale under Rule 144 promulgated under the Securities Act, JRT and Red Cat, and each of them, shall be provided with registration rights for those shares as set forth in a registration rights agreement substantially in the form and substance set forth in Exhibit H attached to the Merger Agreement (the “Registration Rights Agreement”).

7.8.           Employment Agreements with Scotti and Takats.  On the Closing Date the Company  and Sycamore shall enter into and execute the Employment Agreements.

7.9.           Number of members of the Board of Directors.  During that time that JRT and Red Cat each owns not less than 250,000 shares of the Company’s common stock prior to Reverse Stock  Split or not less than 125,000 shares after the Reverse Stock Split, as the case may be, and to the extent permissible under applicable laws and listing regulations, Scotti and Takats, and each of them, shall be nominated annually as members of the Board of Directors of the Company.  Additionally, during that time that Scotti and Takats are members of the Company’s Board of Directors, the number of members of that Board of Directors shall not be more than 7.

7.10.          Pledge and Security Agreements.  On the Closing Date, the Company shall execute and deliver to JRT and Red Cat the Pledge and Security Agreements.

7.11.          Conduct of Business Pending the Closing of the Transaction. Prior to the consummation of the Transaction or the termination of this Agreement pursuant to its terms, unless Sycamore and Sweet Spot shall otherwise consent in writing, and except as otherwise contemplated by this Agreement, the Company will comply with each of the following:

(1) The business of the Company shall be conducted only in the ordinary and usual course, the Company shall use reasonable efforts to use reasonable efforts to keep intact its business organization and goodwill, keep available the services of its officers and employees and maintain good relationships with creditors, employees and other persons having business or financial relationships with the Company, and the Company shall immediately notify Sycamore and Sweet Spot of any event or occurrence or emergency material to, and not in the ordinary and usual course of business of, the Company.

(2) The Company shall not (a) amend its Certificate of Incorporation (or similar charter document) or Bylaws (or similar governing document), or (b) split, combine, or reclassify any of its outstanding securities or declare, set aside, or pay any dividend or other distribution on or make or agree or commit to make any exchange for or redemption of any such securities payable in cash, stock, or property.

(3) The Company shall not (a) issue or agree to issue any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class, or (b) enter into any contract, agreement, commitment, or arrangement with respect to any of the foregoing.

(4) The Company shall not create, incur, or assume any long-term or short-term indebtedness for money borrowed or make any capital expenditures or commitment for capital expenditures, except in the ordinary course of business and consistent with past practice.

(5) The Company shall not (a) adopt, enter into, or amend any bonus, profit-sharing, compensation, stock option, warrant, pension, retirement, deferred compensation, employment, severance, termination, or other employee benefit plan, agreement, trust fund, or arrangement for the benefit or welfare of any officer, director or employee;  or (b) agree to any material (in relation to historical compensation) increase in the compensation payable or to become payable to, or any increase in the contractual term of employment of, any officer, director, or employee, except, with respect to employees who are not officers or directors, in the ordinary course of business in accordance with past practice.

(6) The Company shall not sell, lease, mortgage, encumber, or otherwise dispose of or grant any interest in any of their assets or properties, except for sales, encumbrances, and other dispositions or grants in the ordinary course of business and consistent with past practice and except for liens for taxes not yet due or liens or encumbrances that are not material in amount or effect and do not impair the use of their property, or as specifically provided for or permitted in this Agreement.

(7) The Company shall not enter into, or terminate, any material contract, agreement, commitment, or understanding.

(8) The Company shall not enter into any agreement, commitment, or understanding, whether in writing or otherwise, with respect to any of the matters referred to in Paragraphs (1) through (7), inclusive, of this section.

(9) The Company will continue promptly and properly to file when due all federal, state, local, foreign and other tax returns, reports, and declarations required to be filed by the Company, and will pay, or make full and adequate provision for the payment of, all taxes and governmental charges due from or payable by the Company.

(10) The Company will comply with all laws and regulations applicable to the Company and its operations.

(11) The Company will maintain in full force and effect insurance coverage of a type and amount customary in its business, but not less than that presently in effect.

7.12.          Expenses.  Whether or not the Transaction is consummated, all costs and expenses incurred by the Company in connection with this Agreement and the Transaction shall be paid by the Company.

7.13.          Publicity.  Except to the extent necessary or appropriate for the Company to comply with its obligations under the Exchange Act (including but not limited to the filing of a Current Report on Form 8-K in connection with the execution of this Agreement), prior to the Closing, any written news releases by the Company pertaining to this Agreement or the Transaction shall be submitted to Sycamore and Sweet Spot for review and approval prior to release by the Company, and shall be released only in a form approved by Sycamore and Sweet Spot; provided, however, that (i) such approval shall not be unreasonably withheld and (ii) such review and approval shall not be required of releases by the Company, if prior review and approval would prevent the timely and accurate dissemination of such press release as required to comply, in the judgment of counsel, with any applicable law, rule, or policy.

7.14.          Updating of Company Disclosure Document. The Company shall notify Sycamore, Sweet Spot and the Sellers of any changes, additions, or events which may cause any change in or addition to the Company Disclosure Document promptly after the occurrence of the same and again at the Closing by delivery of appropriate updates to the Company Disclosure Document.  No such notification made pursuant to this section shall be deemed to cure any breach of any representation or warranty made in this Agreement, unless Sycamore, Sweet Spot, and the Sellers specifically agree thereto in writing nor shall any such modification be considered to constitute or result in a waiver by Sycamore, Sweet Spot, or any of the Sellers of any condition specified in this Agreement.

7.15.          Issuance and delivery of the Subject Shares.  At or within 10 days following the Closing, the Company shall issue or cause to be issued certificates evidencing and representing the Subject Shares.

7.16.          Resales of Subject Shares.  The Company shall refuse to register on its books any resale of Subject Shares unless such transfer is made pursuant to a Registration or unless the Company or its counsel agrees that such transfer is permissible pursuant to an exemption from Registration or pursuant to Regulation S promulgated under the Securities Act.

ARTICLES III

COVENANTS OF SWEET SPOT

Sweet Spot hereby covenants with the Company, Sycamore and the Sellers the following:

8.1.           Affirmative Covenants.  From the date hereof through the closing of the Merger with Sycamore, Sweet Spot will take every action reasonably required of it to satisfy the conditions to Closing set forth in this Agreement and otherwise to ensure the prompt and expedient consummation of the Transaction substantially as contemplated by the provisions of this Agreement, and will exert all reasonable efforts to cause the Transaction to be consummated; provided, however that in all instances the representations and warranties of the Company, Sycamore, and the Sellers in this Agreement are and remain true and accurate and that the covenants and agreements of the Company, Sycamore, and the Sellers in this Agreement are performed and that the conditions to the obligations of Sweet Spot set forth in this Agreement are not incapable of satisfaction and subject, at all times, to the right and ability of the directors of Sweet Spot to satisfy their fiduciary obligations.

8.2.           Access and Information.  Through the closing of the Merger with Sycamore, Sweet Spot shall provide to the Company and to the Company’s accountants, counsel and other representatives reasonable access during normal business hours during the period prior to the Closing to all of its properties, books, contracts, commitments, records (including, but not limited to, tax returns), and personnel, and, during such period, Sweet Spot shall, furnish promptly to the Company (i) all written communications to its directors or to its shareholders generally, (ii) internal monthly financial statements when and as available, and (iii) all other information concerning its business, properties, and personnel as the Company may request, but no investigation pursuant to this section shall affect any representations or warranties of Sweet Spot, or the conditions to the obligations of the Company to consummate the Transaction.  In the event of the termination of this Agreement, Sweet Spot will, and will cause its representatives to, deliver to the Company or destroy all documents, work papers, and other material, and all copies thereof, obtained by Sweet Spot or on its behalf from the Company as a result of this Agreement or in connection with this Agreement, whether so obtained before or after the execution of this Agreement, and Sweet Spot will hold in confidence all confidential information, that has been designated as such by the Company in writing or by appropriate and obvious notation, and will not use any such confidential information, except in connection with the Transaction, until such time as such information is otherwise publicly available. Sweet Spot and its representatives shall assert their rights pursuant to this Agreement in such manner as to minimize interference with the business of the Company.

8.3.           Conduct of Business Pending the Closing of the Transaction.  Prior to the consummation  of the Merger of Sweet Spot with Sycamore, unless the Company and Sycamore shall otherwise consent in writing, and except as otherwise contemplated by this Agreement, Sweet Spot shall comply with each of the following:

(1) The business of Sweet Spot shall be conducted only in the ordinary and usual course, Sweet Spot shall use reasonable efforts to keep intact its business organization and goodwill, keep available the services of its officers and employees and maintain good relationships with suppliers, lenders, creditors, distributors, employees, customers, and other persons having business or financial relationships with Sweet Spot, and Sweet Spot shall immediately notify the Company and Sycamore of any event or occurrence or emergency material to, and not in the ordinary and usual course of business of, Sweet Spot.

(2) Sweet Spot shall not (a) amend its Articles of Incorporation (or similar charter document) or Bylaws (or similar governing document), or (b) split, combine, or reclassify any of its outstanding securities or declare, set aside, or pay any dividend or other distribution on or make or agree or commit to make any exchange for or redemption of any such securities payable in cash, stock, or property.

(3) Sweet Spot shall not (a) issue or agree to issue any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class, or (b) enter into any contract, agreement, commitment, or arrangement with respect to any of the foregoing.

(4) Sweet Spot shall not create, incur, or assume any long-term or short-term indebtedness for money borrowed or make any capital expenditures or commitment for capital expenditures, except in the ordinary course of business and consistent with past practice.

(5) Sweet Spot shall not (a) adopt, enter into, or amend any bonus, profit-sharing, compensation, stock option, warrant, pension, retirement, deferred compensation, employment, severance, termination, or other employee benefit plan, agreement, trust fund, or arrangement for the benefit or welfare of any officer, director or employee;  or (b) agree to any material (in relation to historical compensation) increase in the compensation payable or to become payable to, or any increase in the contractual term of employment of, any officer, director, or employee, except, with respect to employees who are not officers or directors, in the ordinary course of business in accordance with past practice.

(6) Sweet Spot shall not sell, lease, mortgage, encumber, or otherwise dispose of or grant any interest in any of Sweet Spot’s assets or properties, except for sales, encumbrances, and other dispositions or grants in the ordinary course of business and consistent with past practice and except for liens for taxes not yet due or liens or encumbrances that are not material in amount or effect and do not impair the use of Sweet Spot’s property, or as specifically provided for or permitted in this Agreement.

(7) Sweet Spot shall not enter into, or terminate, any material contract, agreement, commitment, or understanding.

(8) Sweet Spot shall not enter into any agreement, commitment, or understanding, whether in writing or otherwise, with respect to any of the matters referred to in Paragraphs (1) through (7), inclusive, of this section.

(9) Sweet Spot will file properly and promptly when due all federal, state, local, foreign and other tax returns, reports, and declarations required to be filed by Sweet Spot and will pay, or make full and adequate provision for the payment of, all taxes and governmental charges due from or payable by Sweet Spot.

(10) Sweet Spot will comply with all laws and regulations applicable to Sweet Spot’s operations.

8.4.           Expenses.  Except as may be otherwise agreed by the parties, whether or not the Transaction is consummated, all costs and expenses incurred by Sweet Spot in connection with this Agreement and the Transaction shall be paid by Sweet Spot.

8.5.           Publicity.  Prior to the closing of the Merger with Sycamore, any written news releases by Sweet Spot pertaining to this Agreement or the Transaction shall be submitted to the Company and Sycamore for review and approval prior to release by Sweet Spot, and shall be released only in a form approved by the Company and Sycamore; provided, however, that such review and approval shall not be required of releases by Sweet Spot or Sycamore if prior review and approval would prevent the timely and accurate dissemination of such press release as required to comply, in the judgment of counsel for the Company, with any applicable law, rule or policy.

8.6.           Updating of Sweet Spot Disclosure Document. Sweet Spot shall notify the Company and Sycamore of any changes, additions or events which may cause any change in or addition to the Sweet Spot Disclosure Document promptly after the occurrence of the same and at the Closing by the delivery of appropriate updates to the Sweet Spot Disclosure Document.  No notification made pursuant to this section shall be deemed to cure any breach of any representation or warranty made in this Agreement, unless the Company and Sycamore specifically agree thereto in writing nor shall any such notification be considered to constitute or result in a waiver by the Company or Sycamore of any condition set forth in this Agreement.

8.7.           Audited Financial Statements, 8-K Filing.  On the Closing, Sweet Spot shall deliver to the Company those audited financial statements of Sweet Spot necessary and appropriate to enable the Company to prepare and file with the SEC an appropriate current report on Form 8-K regarding the Transaction and shall have received an audit report from an independent audit firm that is registered with the Public Company Accounting Oversight Board for the two most recently completed fiscal years of Sweet Spot. The form and substance of those audited financial statements shall be satisfactory to the Company in its sole and absolute discretion.  In addition, Sweet Spot shall have provided the Company with reasonable assurances that it will provide to the Company any and all information reasonably requested by the Company or its representatives necessary for the Company to be able to comply with its obligation to file that current report on Form 8-K within four (4) business days following the Closing containing the requisite financial statements of Sweet Spot and the requisite Form 10 required disclosure regarding Sweet Spot, and Sweet Spot shall provide any and all information reasonably requested by the Company or its representatives necessary to prepare that current report on Form 8-K.

ARTICLE IX

CONDITIONS TO CLOSING

9.1.           Conditions to Obligation of the Sellers. The obligation of the Sellers to close the Transaction shall be subject to the performance at or prior to the Closing of the following conditions, unless the Sellers shall, by a majority in interest of the Sellers, waive such fulfillment in writing:

(1) This Agreement and the Transaction shall have received all approvals, consents, authorizations, and waivers from governmental and other regulatory agencies and other third parties (including lenders, holders of debt securities and lessors) required to consummate the Transaction.

(2) There shall not be in effect a preliminary or permanent injunction or other order by any federal or state court which prohibits the consummation of the Transaction.

(3) The Company shall have performed in all material respects each of its agreements and obligations specified in this Agreement and required to be performed on or prior to the Closing and shall have complied with all material requirements, rules, and regulations of all regulatory authorities having jurisdiction relating to the Transaction.

(4) No Material Adverse Effect with respect to the Company shall, in the judgment of a majority in interest of the Sellers, have taken place since the date hereof, other than those, if any, that result from the changes permitted by the Transaction and the provisions of this Agreement.

(5) The representations and warranties of the Company set forth in this Agreement shall be true in all material respects as of the date hereof and, except in such respects as, in the judgment of Sellers holding a majority of the Exchange Shares, would not result in a Material Adverse Effect with respect to the Company as of the Closing Date, as if those representations and warranties were made as of the Closing Date.

(6) Sycamore and Sweet Spot shall have received from the Company an officers’ certificate, executed by the Chairman of the Board of the Company, dated the Closing Date, as to the satisfaction of the conditions in Paragraphs (3), (4), and (5) of this section.

(7) Richard E. Otto, James M. Strickland, Philip C. Ranker, and Thomas W. Pew, and each of them, shall resign as officers, as appropriate, and from the Board of Directors, of the Company.

(8) On the Closing, Richard L. Love, in his capacity as Chairman of the Board of Directors of the Company, shall appoint Scotti, Takats, Edward Sylvan, Terry Sylvan, and Michael Doban, and each of them, as members of the Board of Directors of the Company, to serve as such until their successors are appointed or elected and duly qualified.  Immediately after Richard L. Love appoints Scotti, Takats, Edward Sylvan, Terry Sylvan, and Michael Doban as members of the Board of Directors of the Company, Richard L. Love shall resign as an officer, and a member of the Board of Directors, of the Company.

(9) Sycamore shall have received from Stoel Rives LLP, counsel for the Company, an opinion, dated the date of the Closing, in form and substance as set forth in Exhibit A attached hereto.

(10) Each of the Company Directors shall have entered into a lock-up agreement substantially in the form set forth in Exhibit B attached hereto.

(11) The Company, on the one hand, and JRT and Red Cat, on the other hand, shall have entered into the Registration Rights Agreement.

(12) The Company, on the one hand, and JRT and Red Cat, on the other hand, shall have entered into the Employment Agreements.

(13) The Company, on the one hand, and JRT and Red Cat, on the other hand, shall have entered into the Promissory Notes.

(14) The Company, on the one hand, and JRT and Red Cat, on the other hand, shall have entered into the Pledge and Security Agreements

9.2.           Conditions to Obligation of the Company. The obligation of the Company to close the Transaction shall be subject to the performance at or prior to the Closing of the following conditions, unless the Company shall waive such fulfillment in writing:

(1) This Agreement and the Transaction shall have received all approvals, consents,  authorizations, and waivers from governmental and other regulatory agencies and other third parties (including lenders, holders of debt securities and lessors) required by law to consummate the Transaction.

(2) There shall not be in effect a preliminary or permanent injunction or other order by any federal or state authority which prohibits the consummation of the Transaction.

(3) Sycamore shall have performed in all material respects its agreements and obligations specified in this Agreement required to be performed on or prior to the Closing and shall have complied with all material requirements, rules, and regulations of all regulatory authorities having jurisdiction relating to the Transaction.

(4) No Material Adverse Effect with respect to Sycamore shall, in the reasonable judgment of the Company, have taken place since the date hereof, other than those, if any, that result from changes permitted by the Transaction and the provisions of this Agreement.

(5) The representations and warranties of Sycamore set forth in this Agreement shall be true in all material respects as of the date hereof and, except in such respects as, in the reasonable judgment of the Company, would not result in a Material Adverse Effect with respect to Sycamore as of the Closing Date as if those representations and warranties were made as of the Closing Date.

(6) The Company shall have received from Sycamore an officers' certificate, executed by the Chief Financial Officer and the Chief Executive Officer of Sycamore (in their capacities as such), dated the Closing Date, as to the satisfaction of the conditions of Paragraphs (3), (4) and (5) of this section.

(7) Sweet Spot shall have performed in all material respects its agreements and obligations specified in this Agreement required to be performed on or prior to the Closing and shall have complied with all material requirements, rules, and regulations of all regulatory authorities having jurisdiction relating to the Transaction.

(8) No Material Adverse Effect with respect to Sweet Spot shall, in the reasonable judgment of the Company, have taken place since the date hereof, other than those, if any, that result from changes permitted by the Transaction and the provisions of this Agreement.

(9) The representations and warranties of Sweet Spot set forth in this Agreement shall be true in all material respects as of the date hereof and, in except in such respects as, in the reasonable judgment of the Company, would not result in the Material Adverse Effect with respect to Sweet Spot as of the Closing Date as if those representations and warranties were made as of the Closing Date.

(10) The Company shall have received from Sweet Spot, prior to the filing of the Articles of Merger, an officers’ certificate, executed by the appropriate officers of Sweet Spot , dated the Closing Date, as to the satisfaction of the conditions of Paragraph’s (7), (8), and (9) of this section through the closing of the Merger with Sycamore.

(11) The Company shall have received from Stepp Law Corporation, counsel for Sycamore, an opinion, dated the date of the Closing, in form and substance as set forth in Exhibit C attached hereto.

(12) The Company shall have received from each Seller certificate(s) representing the Exchange Shares held by such Seller, accompanied by duly executed instrument of transfer for transfer by such Seller of its Exchange Shares.

(13) Sycamore and Sweet Spot shall have executed and delivered the Merger Agreement and any and all other agreements, documents, and instruments necessary or appropriate to close the Merger.

(14) Sycamore shall have delivered to the Company a certified copy of the Certificate or Articles of Merger filed with the applicable jurisdictions evidencing the effectiveness of the Merger.

(15) Each Seller shall have completed and executed the certification attached hereto as Exhibit D.

(16) Sweet Spot and Sycamore shall deliver to the Company copies of their audited financial statements, which shall be appropriate for filing with the SEC in a current report on Form 8-K regarding the Transaction and shall have received an audit report from an independent audit firm that is registered with the Public Company Accounting Oversight Board for the two most recently completed fiscal years of Sweet Spot. The form and substance of those audited financial statements shall be satisfactory to the Company in its sole and absolute discretion.  In addition,  Sycamore and Sweet Spot shall have provided any and all information reasonably requested by the Company or its representatives necessary to file that current report on Form 8-K within four (4) business days of the Closing.

ARTICLE X

SUBJECT SHARES; SELLERS

10.1.          Sellers’ Ownership Representations. Each of the Sellers represents and warrants to the Company, severally and not jointly, that, at the Closing (i) such Seller, owns the Exchange Shares set forth opposite such Seller’s name on the Sellers Schedule, to be delivered to the Company at the Closing pursuant to the terms of this Agreement, free and clear of any and all liens, claims, encumbrances, and rights of others; and (ii) such Seller is not a party to any option, warrant, purchase right or other contract or commitment (other than this Agreement and the Merger Agreement) that could require such Seller to sell, transfer or otherwise dispose of any of its Exchange Shares; and (iii) such Seller is fully and freely authorized and entitled to sell, transfer, assign, deliver, set over, and convey to the Company free and clear title to those shares, without any additional approval or authorization being required.

10.2.          Absence of Breach; No Consents. The performance by the Sellers, severally and not jointly, of their obligations created by this Agreement, do not (i) conflict with or result in a material breach of or default pursuant to any material indenture or loan or credit agreement or any other material agreement or instrument to which such Seller is a party or by which it may be affected or obligated; or (ii) require the authorization, consent, approval, or license of any third party.

10.3.          Non Registration of Subject Shares. The Sellers, and each of them, understand and acknowledge that the Subject Shares will be issued to those Sellers that are (i) U.S. Persons (as set forth on the Sellers Schedule) without Registration in a transaction that is exempt from Registration pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated pursuant thereto and/or (ii) Non-U.S. Persons (as set forth in the Sellers Schedule) in a transaction that is exempt from Registration is pursuant to Regulation S.  Each Seller understands that the Subject Shares are characterized as "restricted securities" under the Securities Act inasmuch as this Agreement contemplates that, if acquired by such Seller pursuant hereto, the Subject Shares would be acquired in a transaction not involving a public offering.  Each Seller further acknowledges that if the Subject Shares are issued to such Seller in accordance with the provisions of this Agreement, such Seller shall not resell any such Subject Shares without Registration, the existence of an exemption  from the Securities Act or in accordance with Regulation S promulgated thereunder. Each Seller represents that it is familiar with Rule 144 promulgated under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.  Each Seller further represents and covenants that it will not engage in any hedging transactions with respect to any Subject Shares that it acquires under this Agreement unless such transactions comply with the Securities Act.

10.4.          Information on Sellers. Each Seller hereby represents and warrants that at the time such Seller was offered the Subject Shares, it was, and at the date hereof it is, and on the Closing Date it either (i) will be an “accredited investor”, as such term is defined in Rule 501(a) under the Securities Act and/or (ii) will not be a “U.S. Person,” as such term is defined in Rule 902(k)(1) of Regulation S promulgated under the Securities Act.  Additionally, each such Seller which is a Non-U.S. Person hereby represents and warrants that at the time such Seller was offered the Subject Shares, it was, and at the date hereof it is, and on the Closing Date, it will be outside the United States and that such Seller is not purchasing for the account or benefit of a U.S. Person.   Each Seller further represents and warrants that the information set forth on Exhibit D, as completed by such Seller is accurate. In addition, each Seller represents and warrants that it is not a registered broker-dealer under Section 15 of the Securities Act and that, either alone or together with his or her purchaser representative, has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in the Subject Shares.

10.5.          Investment Intent. Each Seller hereby represents and warrants that it is acquiring the Subject Shares as principal for its own account for investment purposes only and not with a view to or for distributing or reselling such Subject Shares or any part thereof, without prejudice, however, to such

Seller’s right at all times to sell or otherwise dispose of all or any part of such Subject Shares in compliance with applicable federal and state securities laws. Such Seller is acquiring the Subject Shares hereunder in the ordinary course of its business. Such Seller does not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Subject Shares.

10.6.          Access to Information. Each Seller hereby acknowledges that it has reviewed the SEC Reports and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Subject Shares and the merits and risks of investing in the Subject Shares; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

10.7.          Certain Trading Activities. Each Seller hereby represents and warrants that such Seller has not directly or indirectly, nor has any person acting on behalf of or pursuant to any understanding with such Seller, engaged in any transactions in the securities of the Company (including, without limitation, any short sales involving the Company’s securities or any hedging transactions) since the earlier to occur of (i) the time that such Seller was first contacted by the Company regarding its acquisition of Subject Shares and (ii) the 30th day prior to the date hereof. Such Seller covenants that neither it nor any person acting on its behalf or pursuant to any understanding with it will engage in any transactions in the securities of the Company (including short sales or hedging transactions) prior to the time that the Transaction is publicly disclosed.

10.8.          Independent Investment Decision. Each Seller hereby represents and warrants that such Seller has independently evaluated the merits of its decision to purchase the Subject Shares pursuant to this Agreement, and each such Seller confirms that it has not relied on the advice of any other Seller’s business and/or legal counsel in making such decision.

10.9.          Disclaimer of Representations and Warranties.  Notwithstanding any statement to the contrary, except as expressly set forth in this Agreement, each Seller understands and acknowledges that the Company is not making any representation or warranty and the Company specifically disclaims any representation and warranty, whether express or implied, regarding (i) any financial projections or expected yield or return from future operations of any business of the Company; (ii) the quality, condition or operability of any current or future business of the Company; (iii) current or future competition or market conditions affecting any current or future business of the Company; and (iv) current or future legislation or changes in laws, regulations or rules affecting any current or future business of the Company.

10.10.        Legends.  It is understood that the Subject Shares will bear the following legend or one that is substantially similar to the following legend:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS AND NEITHER SUCH SECURITIES NOR ANY INTEREST

THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, (2) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR (3) IN ACCORDANCE WITH REGULATION S PROMULGATED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AND. IN THE CASE OF ANY OFFER, SALE, PLEDGE ASSIGNMENT OR OTHER TRANSFER PURSUANT TO CLAUSE (2) OR CLAUSE (3) ABOVE, THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE COMPANY AN OPINION OF COUNSEL, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED IN THE MANNER CONTEMPLATED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR IN ACCORDANCE WITH REGULATION S PROMULGATED UNDER THE SECURITIES ACT AND, IN EITHER CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

Additionally, the Subject Shares will bear any legend required by the "Blue Sky" laws of any state to the extent such laws are applicable to the Subject Shares.

ARTICLE XI

TERMINATION

This Agreement and the Transaction may be terminated at any time prior to the Closing:

(1) By mutual consent of Sycamore, Sweet Spot and the Sellers holding a majority of the Exchange Shares, on the one hand, and the Company, on the other hand;

(2) By the Company pursuant to Section 7.3 of this Agreement; or

(3) By either Sycamore, Sweet Spot, and Sellers holding a majority of the Exchange Shares, on the one hand, or the Company, on the other hand, upon written notice to the other, if the conditions to such party's obligations to consummate the Transaction, in the case of the Sellers, as specified in Section 9.1 of this Agreement; or, in the case of the Company, as provided in Section 9.2 of this Agreement, were not, or cannot reasonably be, satisfied on or before the [April 20], 2010, unless the failure of condition is the result of the material breach of this Agreement by the party to this Agreement seeking to terminate this Agreement.

ARTICLE XII

INDEMNIFICATION

12.1.          Indemnification by the Company.  The Company shall indemnify, save and hold harmless the Sellers, Sweet Spot, Sycamore and their Affiliates, officers, employees, directors, accountants, auditors, attorneys, partners, agents, and other representatives from and against any and all costs, losses (including, without limitation, diminution in value), liabilities, damages, lawsuits, deficiencies, adverse claims, taxes and expenses (whether or not resulting from third-party claims), including, without limitation, interest, penalties, reasonable attorneys' fees and all amounts paid in investigation, defense or settlement of any of the foregoing (collectively, "Damages"), incurred in connection with or resulting from any breach of any covenant or warranty, or the inaccuracy of any representation made by the Company in or pursuant to this Agreement.

12.2.          Indemnification by Sycamore.  Sycamore shall indemnify, save and hold harmless the Company, and its Affiliates, officers, employees, directors, accountants, auditors, attorneys, partners, agents and other representatives, from and against any and all Damages incurred in connection with or arising out of or resulting from any breach of any covenant or warranty, or the inaccuracy of any representation, made by Sycamore or the Sellers in or pursuant to this Agreement.

12.3.          Defense of Third-Party Claims.  If any lawsuit or enforcement action is filed against any party entitled to the benefit of indemnification pursuant to this Article X, written notice thereof shall be given to the indemnifying party as promptly as practicable (and in any event no later than fifteen (15) days after the service of the citation or summons); provided, however, that the failure of any indemnified party to give timely notice shall not affect the rights to indemnification contemplated by this Article X, except to the extent that the indemnifying party demonstrates actual damage caused by such failure.  After such notice, if the indemnifying party shall acknowledge in writing to the indemnified party that the indemnifying party shall be obligated pursuant to the terms of its indemnification pursuant to this Article X in connection with such lawsuit or action, then the indemnifying party shall be entitled, if such party so decides, to take control of the defense and investigation of such lawsuit or action and to employ and engage attorneys of its own choice to handle and defend the same, at the indemnifying party's cost, risk and expense; provided, however, that the indemnifying party and its counsel shall proceed with diligence and in good faith with respect thereto.  The indemnified party shall cooperate in all reasonable respects with the indemnifying party and such attorneys in the investigation, trial and defense of such lawsuit or action and any appeal resulting therefrom; provided, however, that the indemnified party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal resulting therefrom.

ARTICLE XIII

POST-CLOSING ITEMS

13.1.          Name Change.  As soon as the practicable after the Closing, the Company shall cause its name to be changed to Sycamore Entertainment, Inc.

13.2.          Increase of the Authorized Number of Shares of Common Stock.  As soon as the practicable after the Closing, the Company shall cause its Certificate of Incorporation to be amended to increase the authorized number of shares of the Company’s $.0001 par value common stock to 200,000,000.

13.3.          Reverse Stock Split.  As soon as the practicable after the Closing, the Company shall cause to occur a one-for-two (1:2) reverse stock split of the issued and outstanding shares of its $.0001 par value common stock.

13.4.          Change of Domicile.  As soon as the practicable after the Closing, the Company shall change its situs of incorporation from Delaware to Nevada.

13.5.          Proxy Rules.  The Company shall comply with applicable proxy and other rules of the SEC arising as a result of the Transaction and in connection with each of the foregoing actions that require approval of the Company’s stockholders.

ARTICLE XIV

GENERAL PROVISIONS

14.1.          Notice of Certain Events.  Each of the parties hereto shall use reasonable efforts to promptly notify the other parties of:

(a) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of that would reasonably be expected to cause any representation or warranty of such party specified in this Agreement to be untrue or inaccurate in any material respect;

(b) any failure of the Company or Sycamore to comply with or satisfy, or the occurrence or nonoccurrence of any event, the occurrence or nonoccurrence of which would reasonably be expected to cause the failure by such party to comply with or satisfy, any covenant, condition, or agreement to be complied with or satisfied by it pursuant to this Agreement;

(c) the receipt by such party of any notice or other communication from any person alleging that the consent of such person, which consent is or could reasonably be expected to be material to the Company or Sycamore or the operation of their respective businesses, is or may be required in connection with the Transaction;

(d) the receipt by such party of any notice or other communication from any governmental entity in connection with the Transaction; or

(e) its learning of any actions, suits, claims, investigations or proceedings commenced against, or affecting such party that, if they were pending on the date hereof, would have been required to be disclosed pursuant to this Agreement or which relate to the consummation of the Transaction.

14.2.          Notices.  Any notice, direction or instruction required or permitted to be given pursuant to this Agreement shall be given in writing by (a) telegram, facsimile transmission, electronic transmission, or similar method, if confirmed by mail as provided in this Agreement, (b) mail, if mailed postage prepaid, by certified mail, return receipt requested; or (iii) hand delivery to any party to this Agreement at the address of such party specified below. If given by telegram, facsimile transmission, electronic transmission, or similar method or by hand delivery, such notice, direction or instruction shall be deemed to have been given or made on the day on which such notice, direction or instruction was delivered, and if mailed, such notice, direction or instruction shall be deemed to have been given or made on the second (2nd) business day following the day after which such notice, direction or instruction was mailed.  Any party to this Agreement may, from time to time by similar notice, give notice of any change of address and, in such event, the address of such party shall be deemed to be changed accordingly.  The address, telephone number and facsimile transmission number for the notice of each party are:

If to the Company:	ImaRx Therapeutics, Inc. c/o Stoel Rives LLP 201 S. Main Street Suite 1100 Salt Lake City, Utah 84111-4904 Facsimile Machine: 801.578.6999 kjontiveros@stoel.com

If to Sycamore:	Sycamore Films, Inc. c/o Stepp Law Corporation 15707 Rockfield Boulevard Suite 101 Irvine, California 92618 Facsimile Machine: 949.660.9010 tes@stepplawgroup.com

With a copy to:	edwardsylvan@gmail.com terry.sylvan@gmail.com

If to the Sellers (except Red Cat and JRT):	edwardsylvan@gmail.com terry.sylvan@gmail.com

If to Sweet Spot and Red Cat and JRT	Mitchell Silbergerg & Knopp LLP 11377 West Olympic Boulevard Los Angeles, California 90064 dkb@msk.com aek@msk.com

With a copy to:	don@sweetspotent.com jtakats@sweetspotent.com

14.3.          Recovery of Enforcement Costs.  In the event any party to this Agreement shall institute any action or proceeding to enforce any provision of this Agreement, to seek relief from any violation of this Agreement, or to otherwise obtain any judgment or order relating to or arising from the subject matter of this Agreement, each prevailing party in such action or proceeding shall be entitled to receive from each losing party such prevailing party's actual attorneys' fees and costs incurred to prosecute or defend such action or proceeding.

14.4.          Assignment.  No party to this Agreement shall have the right, without the consent of the other parties to this Agreement, to assign, transfer, sell, pledge, hypothecate, delegate, or otherwise transfer, whether voluntarily, involuntarily or by operation of law, any of such party's rights or obligations created by the provisions of this Agreement, nor shall the parties' rights created by the provisions of the Agreement be subject to encumbrance or the claim of creditors.  Any such purported assignment, transfer, or delegation shall be null and void.

14.5.          Captions and Interpretations.  Captions of the articles and sections of this Agreement are for convenience and reference only, and the words specified therein shall in no way be held to explain, modify, amplify or aid in the interpretation, construction, or meaning of the provisions of this Agreement. The language in all parts to this Agreement, in all events, shall be construed in accordance with the fair meaning of that language, as if prepared by all parties to this Agreement and not strictly for or against any party to this Agreement.  Each party to this Agreement has reviewed and read this Agreement carefully.  The rule of construction which requires a court to resolve any ambiguities against the drafting party shall not apply in interpreting the provisions of this Agreement.

14.6.          Entire Agreement.  This Agreement, the respective Disclosure Documents and the Sellers Schedule, are the final written expression and the complete and exclusive statement of all the agreements, conditions, promises, representations, warranties and covenants among the parties to this Agreement with respect to the subject matter of this Agreement, and this Agreement supersedes all prior or contemporaneous agreements, negotiations, representations, warranties, covenants, understandings and discussions by and among those parties, their respective representatives, and any other person, with respect to the subject matter specified in this Agreement.  No provision of any Disclosure Document shall supersede or annul the terms and provisions of this Agreement, unless the matter specified in such Disclosure Document shall explicitly so provide to the contrary. In the event of ambiguity in meaning or understanding among the provisions of this Agreement proper and any Disclosure Document, the provisions of this Agreement shall prevail and control in all instances.

14.7.          Waiver and Modification.  No modification, supplement or amendment of this Agreement or of any covenant, representation, warranty, condition, or limitation specified in this Agreement shall be valid unless the same is made in writing and duly executed by all parties to this Agreement. No waiver of any covenant, representation, warranty, condition, or limitation specified in this Agreement shall be valid, unless the same is made in writing and duly executed by the party making the waiver.  No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision of this Agreement, whether or not similar, nor shall any waiver of any provision of this Agreement constitute a continuing waiver of that provision.

14.8.          Further Assurances.  The parties to this Agreement shall from time to time sign and deliver any further instruments and take any further actions as may be necessary to effectuate the intent and purposes of this Agreement.

14.9.          Number and Gender.  Whenever the singular number is used in this Agreement and, when required by the context, the same shall include the plural, and vice versa; the masculine gender shall include the feminine and the neuter genders, and vice versa, and the word "person" shall include individual, company, sole proprietorship, corporation, joint venture, association, joint stock company, fraternal order, cooperative, league, club, society, organization, trust, estate, governmental agency, political subdivision or authority, firm, municipality, congregation, partnership, or other form of entity, whether active or passive.

14.10.       Successors and Assigns.  This Agreement and each of its provisions shall obligate the heirs, executors, administrators, successors, and assigns of each of the parties to this Agreement.  Nothing specified in this section, however, shall be a consent to the assignment or delegation by any party of such party's respective rights and obligations created by the provisions of this Agreement.

14.11.       Third Party Beneficiaries.  Except as expressly specified by the provisions of this Agreement, this Agreement shall not be construed to confer upon or give to any person, other than the parties to this Agreement, any right, remedy or claim pursuant to, or by reason of, this Agreement or of any term or condition of this Agreement.

14.12.       Severability.  In the event any part of this Agreement, for any reason, is determined by a court of competent jurisdiction to be invalid, such determination shall not affect the validity of any remaining portion of this Agreement, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated.  It is hereby declared the intention of the parties to this Agreement that those parties would have executed the remaining portion of this Agreement without including any such part, parts, or portion which, for any reason, may be hereafter determined to be invalid.

14.13.       Governmental Rules and Regulations.  The Transaction is and shall remain subject to any and all present and future orders, rules and regulations of any duly constituted authority having jurisdiction of the Transaction.

14.14.       Execution in Counterparts.  This Agreement may be prepared in multiple copies and forwarded (by facsimile transmission or electronic transmission) to each of the parties for signature.  The signatures of the parties to this Agreement may be affixed to one copy or to separate copies of this Agreement and when all such copies are received (by facsimile transmission or electronic transmission) and signed by all of those parties, those copies shall constitute one agreement, which is not otherwise separable or divisible.

14.15.        Reservation of Rights.  The failure of any party to this Agreement at any time or times to require strict performance by any other party to this Agreement of any of the warranties, representations, covenants, terms, conditions and provisions specified in this Agreement shall not waive, affect or diminish any right of such party failing to require strict performance to demand strict compliance and performance therewith and with any other provisions, warranties, terms, and conditions specified in this Agreement.

14.16.        Survival of Covenants, Representations and Warranties.  All covenants, representations, and warranties made by each party to this Agreement shall be deemed made for the purpose of inducing the other parties to this Agreement to enter into and execute this Agreement.  The representations, warranties and covenants specified in this Agreement shall survive the Closing.  The covenants, representations, and warranties of the parties to this Agreement are made only to and for the benefit of each other and shall not create or vest rights in other persons.

14.17.        Concurrent Remedies.  No right or remedy specified in this Agreement conferred on or reserved to the parties to this Agreement is exclusive of any other right or remedy specified in this Agreement or by law or equity provided or permitted; but each such right and remedy shall be cumulative of, and in addition to, every other right and remedy specified in this Agreement or now or hereafter existing at law or in equity or by statute or otherwise, and may be enforced concurrently therewith or from time to time.  The termination of this Agreement for any reason whatsoever shall not prejudice any right or remedy which any party may have, either at law, in equity, or pursuant to the provisions of this Agreement.

14.18.        Governing Law. This Agreement shall be deemed to have been entered into in the State of Delaware, and all questions concerning the validity, interpretation, or performance of any of the terms, conditions and provisions of this Agreement or of any of the rights or obligations of the parties shall be governed by, and resolved in accordance with, the laws of the State of Delaware, without regard to conflicts of law principles.

14.19.        Force Majeure.  If any party to this Agreement is rendered unable, completely or partially, by the occurrence of an event of "force majeure" (as that term is defined later in this section) to perform such party's obligations created by the provisions of this Agreement, such party shall give to each other party to this Agreement prompt written notice of the event of "force majeure" with reasonably complete particulars concerning such event; thereupon, the obligations of the party giving such notice, so far as those obligations are affected by the event of "force majeure," shall be suspended during, but no longer than, the continuance of the event of "force majeure."  The party to this Agreement affected by such event of "force majeure" shall use all reasonable diligence to resolve, eliminate and terminate the event of "force majeure" as quickly as practicable.  The requirement that an event of "force majeure" shall be resolved with all reasonable dispatch, as specified in this section, shall not require the settlement of strikes, lockouts or other labor difficulties by the party involved, contrary to such party's wishes, and the resolution of any and all such difficulties shall be handled entirely within the discretion of the party concerned. The term "force majeure" as used in this section shall be defined as and mean any act of God, strike, civil disturbance, terrorism, lockout or other industrial disturbance, act of the public enemy, war, blockade, public riot, earthquake, tornado, hurricane, lightning, fire, public demonstration, storm, catastrophe, flood, snow, explosion, governmental action, governmental delay, restraint or inaction, unavailability of equipment, and any other cause or event, whether of the type enumerated specifically in this section or otherwise, which is not reasonably within the control of the party to this Agreement claiming such suspension.

14.20.        Consent to Agreement.  By executing this Agreement, each party to this Agreement, for himself or itself, represents such party has read or caused to be read this Agreement in all particulars, and consents to the rights, conditions, duties and responsibilities imposed upon such party as specified in this Agreement.  Each party to this Agreement represents, warrants and covenants that such party executes and delivers this Agreement of such party’s own free will and with no threat, undue influence, menace, coercion or duress, whether economic or physical.  Moreover, each party to this Agreement represents, warrants, and covenants that such party executes this Agreement acting on such party's own independent judgment.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed as of the date hereof.

	ImaRx Therapeutics, Inc. a Delaware corporation		Sycamore Films, Inc., a Nevada corporation
By:		By:
	Its: Chairman of the Board		Its: President

By:
		Its:	Secretary

Signatures of Sellers:

____________________________
Edward Sylvan

_____________________________
Terry Sylvan

______________________________
Michael Doban

______________________________
Skyward Entertainment

______________________________
Leaddog Capital LLC.

______________________________
Natalia Evans

_______________________________
Ikkee Battle

_______________________________
Achim Klor

_______________________________
Kadar Brown

_______________________________
Daniel Marcelli

________________________________
Pamela Goulah

________________________________
Steve Goulah

________________________________
Angela Sylvan

_________________________________
Marcus Maraih

	JRT Productions, Inc. a California corporation		Red Cat Productions, Inc., a California corporation

By:		By:
Its:	President	Its:	President

By:		By:
Its:	Secretary	Its:	Secretary

Sweet Spot Productions, Inc.,
a California corporation

By:  ________________________
Its:   President

By:  ________________________
Its:   Secretary

SELLERS SCHEDULE

Name of Seller:	Number of shares of $.001 par value common stock of Sycamore sold pursuant to this Agreement:	U.S. Person (Yes/No)
Edward Sylvan	53,000,000	No
Terry Sylvan	18,000,000	No
Michael Doban	1,000,000	Yes
Skyward Entertainment	2,400,000	Yes
Leaddog Capital LLC.	600,000	Yes
Natalia Evans	1,000,000	No
Ikkee Battle	2,480,000	No
Achim Klor	1,000,000	No
Kadar Brown	1,000,000	No
Daniel Marcelli	80,000	No
Pamela Goulah	180,000	No
Steve Goulah	100,000	No
Angela Sylvan	100,000	No
Marcus Maraih	60,000	No
JRT Productions, Inc.	2,500,000	Yes
Red Cat Productions, Inc.	2,500,000	Yes

Exhibit 5

PROMISSORY NOTE

$200,000.00	May____, 2010

FOR VALUE RECEIVED, the undersigned (“Debtors”), hereby jointly and severally promise to pay to Red Cat Productions, Inc., a California corporation, or its assigns (“RED CAT”), the principal amount of $200,000.00 due to RED CAT by Debtors pursuant that certain Agreement and Plan of Merger, dated as of March 17, 2010 (the “Merger Agreement”; the terms defined therein are used herein as therein defined) and that certain Agreement for the Purchase and Sale of Stock, dated as of March 17, 2010 (the “Stock Exchange Agreement”), on the following terms and conditions:

1.      Term.  This Note shall be for a term of six (6) months and shall be due and payable, principal and interest, (a) at the expiration of six (6) months following the Closing Date or (b) upon occurrence of an event of Default and failure by Debtors to cure such Default pursuant to Paragraph 5 hereof, whichever is the earliest to occur (the “Due Date”).

2.      Interest Rates.  The principal amount of this Note shall accrue monthly interest at the rate of seven percent (7%) per annum, with such accrued and unpaid interest, if not previously paid in full to RED CAT, to be paid to RED CAT on the Due Date.  If Debtors fail to pay the outstanding principal amount, accrued and unpaid interest or any other amount due under this Note on the Due Date, Debtors shall pay, in addition to such interest as may otherwise be due, default interest on each such overdue principal and interest amount, at the rate of ten percent (10%) per annum, which shall accrue monthly from the Due Date until such time as all unpaid amounts and default interest are paid in full.

3.       Event of Default.  The occurrence of any of the following shall constitute an Event of Default:

a.      Failure to Timely Pay.  The failure of Debtors to pay RED CAT the full amount of unpaid principal and accrued and unpaid interest on the principal on the Due Date.

b.      Breach of Representations and Warranties.  Breach of representations and warranties made by any of the Debtors pursuant to the Merger Agreement, the Ancillary Documents or the Stock Exchange Agreement.

c.      Violation of Covenants.  Violation or failure to honor any of the covenants, promises or agreements made by any of the Debtors pursuant to the Merger Agreement, the Ancillary Documents and the Stock Exchange Agreement.

d.      Voluntary Bankruptcy or Insolvency Proceedings.  Either of the Debtors (i) commences a voluntary case or any other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or similar law or consents to any appointment of or taking possession of its property by any official in any involuntary case or other proceeding commenced against it;  (ii) applies for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property; (iii) is dissolved or liquidated in full or in part; (v) becomes insolvent (as such term

1

may be defined or interpreted under any applicable statute); or (vi) takes any action for the purpose of effecting any of the foregoing.

e.       Involuntary Bankruptcy or Insolvency Proceedings.  (i) A proceeding for the appointment of a receiver, trustee, liquidator or custodian of either of the Debtors or of both or substantial part of property of any of the Debtors, or an involuntary proceeding or other proceedings seeking liquidation, reorganization or other relief with respect to either of the Debtors or their debts under any bankruptcy or insolvency law is commenced, and (ii) an order for relief is entered or such proceeding is not dismissed within thirty (30) days of commencement, whichever earliest.

4.      Rights of RED CAT Upon Default.  Upon the occurrence or existence of any Event of Default, and from the date of a written notice given by RED CAT to either of the Debtors, which notice shall set forth the nature of the Event of Default and the necessary actions to be taken by Debtors to cure such Default (“Notice of Default”), the Debtors shall have ten (10) calendar days to cure such Default (“Cure Period”).  If the Default is not cured prior to the expiration of the Cure Period, the full amount of principal and accrued and unpaid interest due under this Note, plus any other amounts, including reasonable attorneys’ fees incurred by RED CAT in connection with enforcement of Debtors’ obligations under the Note, shall become due and payable.

5.      Prepayment. The Debtors shall have the right, but not the obligation, to prepay this Note in whole or in part at any time prior to the Due Date.  Any such prepayment shall be applied first, to the outstanding interest accrued and unpaid under the Note, and second, if the amount of prepayment exceeds the amount of the accrued and unpaid interest, to the payment of the principal amount owing under the Note.

6.      Security Interest.  This Note is secured by the RED CAT Collateral pursuant to the terms of the Merger Agreement and the RED CAT Pledge and Security Agreement.

7.      Conversion.  At any time and from time to time prior to the payment of all obligations under this Note in full, including the principal, the interest and the default interest, if any, RED CAT, in its sole discretion, shall have the right to convert all or any portion of this Note into fully paid and nonassessable shares of common stock (“Conversion Shares”) of ImaRx Therapeutics, Inc. (“ImaRx”) in accordance with the terms hereof (“Conversion Rights”):

a.      Conversion Procedure.  RED CAT may exercise the Conversion Rights every thirty (30) days following the Closing Date with respect to all or any portion of the obligations under this Note, but not less than $20,000 at a time, by sending to ImaRx, by facsimile, overnight or first class certified mail or email, a written notice of conversion (the “Conversion Notice”) in substantially the form attached as Exhibit A hereto.  The Conversion Notice shall specify the amount to be converted (the “Conversion Amount”), the Conversion Price (as defined below) and the basis for calculation thereof (as provided herein), the date on which the Conversion Notice is sent (the “Conversion Date”), the name or names of person(s) in which the certificate or certificates for Conversion Shares shall be issued, and the manner in which the certificates shall be delivered.  As promptly as practicable, but in no event later than seven (7) Business Days following the Conversion Date, ImaRx shall at its expense issue and deliver to RED CAT a

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certificate or certificates for the number of Conversion Shares equal to the Conversion Amount divided by the Conversion Price.

b.      Conversion Price.  “Conversion Price” shall mean the average of three (3) Trading Prices (as defined herein) for the Conversion Shares on the three (3) Trading Days immediately preceding the Conversion Date.   “Trading Price” shall mean the intraday trading price on the Over-the-Counter Bulletin Board (the “OTCBB”) as reported by a reliable reporting service mutually acceptable to RED CAT and Debtors, or, if the OTCBB is not the principal trading market for the Conversion Shares, the intraday trading price of such Conversion Shares on the principal securities exchange or trading market where such Conversion Shares are listed or traded or, if no intraday trading price of such Conversion Share is available in any of the foregoing manners, the average of the intraday trading prices of any market makers for such Conversion Shares that are listed in the “pink sheets” by the National Quotation Bureau, Inc.  If the Trading  Price cannot be calculated for Conversion Shares in the manner provided above, the Trading  Price shall be the fair market value of Conversion Shares as mutually determined by RED CAT and ImaRx. “Trading Day” shall mean any day on which the Conversion Shares are traded for any period on the OTCBB, or on the principal securities exchange or other securities market on which the Conversion Shares are then being traded.

c.      Conversion Shares.  All and any Conversion Shares issued to RED CAT upon the exercise of the Conversion Rights (i) shall be subject to the terms and conditions of the Registration Rights Agreement (as defined in the Merger Agreement), and be included in the definition of Registrable Shares under the Registration Rights Agreement; and (ii) shall be subject to the Put Rights (as defined in the Stock Exchange Agreement), and shall be included in the definition of the Subject Shares for purposes of Section 7.6 thereof.

8.      Assignment and Transfer.  This Note shall be freely assignable and transferrable by RED CAT, subject to the prior written notice to the Debtors.

9.      No Modification.  No modification or waiver of any term of this Note shall be allowed unless by written agreement signed by the parties hereto.  No waiver of any breach or Default hereunder shall be deemed a waiver of any subsequent breach or Default of the same or similar nature.

10.     Severability.  In the event that any provision of this Note or any portion thereof is deemed unenforceable, all other provisions shall remain in full force and effect.

11.     Notices.  Any notice required or permitted to be given hereunder shall be governed by Section 10.3 of the Merger Agreement.

[The remainder of this Page is intentionally left blank.]

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Each Debtor, for itself, its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and non-payment of this Note.

THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA.

IMARX THERAPEUTICS, INC., a Delaware corporation	SYCAMORE FILMS, INC., a Nevada corporation

By:	By:
Name:	Name:
Title:	Title:

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Exhibit A

Conversion Notice

This Conversion Notice is given pursuant to the terms of certain Note in the principal amount of $200,000, issued on May ___, 2010, by ImaRx Therapeutics, Inc., a Delaware corporation, and Sycamore Films, Inc., a Nevada corporation, in favor of Red Cat Productions, Inc., a California corporation.

The undersigned, being the holder of the Note referenced above, hereby elects to convert the obligations under the Note into the Conversion Shares as defined therein on the following terms and conditions:

Conversion Date [the date this Conversion Notice is sent]: _______________________

Conversion Amount [not less than $20,000]:___________________________________

Conversion Price: [insert the result under item (iv)]______________________________, calculated as the average of three (3) Trading Prices for the Conversion Shares on three (3) Trading Days preceding the Conversion Date:

(i)  First Trading Price ________________________on _______________;

(ii) Second Trading Price ______________________on _______________;

(iii) Third  Trading Price ______________________ on ______________;

(iv) the sum of items (i) through (iii): ___________________;

(v) item (iv) divided by three (3): ______________________ .

Name(s) and addresses of the person(s) in which names the Conversion Shares shall be registered or issued:

________________________________________________

________________________________________________

_________________________________________________

_________________________________________________

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed as of the date hereof.Name :__________________________; Signature:___________________________

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Exhibit 6

RED CAT PLEDGE AND SECURITY AGREEMENT

THIS RED CAT PLEDGE AND SECURITY AGREEMENT (the “Agreement”), dated as of May __, 2010, is by and among ImaRx Therapeutics, Inc., a Delaware corporation (the “Debtor”), and Red Cat Productions, Inc., a California corporation (the “Secured Party”), in connection with (1) that certain Agreement and Plan of Merger, dated as of March 17, 2010, (the “Merger Agreement”; the terms defined therein being used herein as therein defined) among Debtor and Sycamore Films, Inc., a Nevada corporation (the “Subsidiary”), on the one hand, and Target, Secured Party, Red Cat (collectively, “Sellers”), Scotti and Takats (collectively, “Shareholders”), on the other hand; and (2) that certain that certain Agreement for the Purchase and Sale of Stock, dated as of March 17, 2010 (the “Stock Exchange Agreement”), by and among the Debtor, on the one hand, and the Subsidiary and the Sellers, on the other hand.

RECITALS

WHEREAS, the parties have entered into the Merger Agreement and the Stock Exchange Agreement;

WHEREAS, as a part of the payment of the Purchase Price for the Target Shares pursuant to the Merger Agreement, the Debtor and the Subsidiary executed that certain Red Cat Note in favor of the Secured Party in the principal amount of $200,000;

WHEREAS, pursuant to the Stock Exchange Agreement, the Debtor became the owner of 100% of the issued and outstanding shares of common stock of the Subsidiary;

WHEREAS, pursuant to the terms of the Merger Agreement and the Red Cat Note, the Red Cat Note Indebtedness shall be secured by a first priority perfected pledge of 50% of the issued and outstanding shares of common stock of the Subsidiary owned by the Debtor;

WHEREAS, it is a condition precedent to Sellers’ obligations to perform under the Merger Agreement and the Stock Exchange Agreement that the Debtor execute and deliver this Agreement; and

WHEREAS, in order to induce Sellers to enter into the Merger Agreement and the Stock Exchange Agreement and convey the Target Shares to the Subsidiary and then the shares of common stock in Subsidiary to the Debtor, the Debtor is willing to grant the security interest specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the promises and of the mutual covenants contained herein, the parties hereto agree as follows:

1.      Grant of Security Interest.  The Debtor hereby pledges to the Secured Party and grants to the Secured Party a security interest in all right, title and interest of the Debtor in and to those forty-three million (43,000,000) shares of common stock in the Subsidiary owned by the Secured Party, representing 50% of the total amount of issued and outstanding shares of stock of the

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Subsidiary, together with all funds, investments, securities, interest, dividends, instruments, documents and records related thereto and all other property credited thereto, accepted for credit thereto or required to be credited thereto, all additions thereto and substitutions thereof, all security entitlements arising therefrom and any and all products and proceeds of the foregoing to secure the Obligator’s obligations under the Red Cat Note (the “Red Cat Collateral”).

2.      Perfection.  In order to perfect, protect or more fully evidence the Secured Party’s first priority perfected security interest in the Red Cat Collateral:

a.      Financing Statements.  The Debtor hereby irrevocably authorizes the Secured Party, at any time and from time to time, to file in any appropriate jurisdiction any UCC financing statements, amendments thereto and continuations thereof deemed necessary by the Secured Party to perfect its security interest in the Red Cat Collateral.

b.      Possession.  The Debtor shall deliver to the Secured Party or such agent as designated by Secured Party, the Red Cat Collateral evidenced by certificated securities together with irrevocable stock powers endorsed in blank.

3.      Representations and Warranties.  The Debtor hereby represents and warrants to the Secured Party:

a.      Location.  The Debtor is “located” (for purposes of the UCC) in the State of Delaware, and will not change such state of location without 10 calendar days prior notice to the Secured Party.  If the Debtor’s location is changed, the Debtor hereby authorizes the Secured Party to file a financing statement for the purpose of maintaining perfection of its security interest in the Red Cat Collateral in such new state location of the Debtor.

b.      Validity.  The Debtor is the sole owner of the Red Cat Collateral, has the right to grant the security interest provided for herein to the Secured Party and has granted to the Secured Party a valid security interest in the Red Cat Collateral, free of all liens, encumbrances, transfer restrictions and adverse claims; such that the security interest in the Red Cat Collateral of the Secured Party shall be a first priority security interest when perfected in accordance with Section 2 of this Agreement.

c.      Pledged Stock.  The Red Cat Collateral represents 50% of the total amount of issued and outstanding shares of stock of the Subsidiary and all rights arising therefrom and related thereto, as stated in Section 1 hereof.

d.      Compliance with Law.  The Debtor’s execution, delivery and performance of this Agreement, the grant of the security interest in the Red Cat Collateral and the consummation of the transactions contemplated hereunder will not, with or without the giving of notice or the lapse of time, (i) violate any law applicable to the Debtor; (ii) violate any judgment, writ, injunction or order of any court or governmental body or officer applicable to the Debtor; (iii) violate or result in the breach of any agreement to which the Debtor is a party or by which any of Debtor's properties, including the Red Cat Collateral, is bound; or (iv) violate any restriction on the transfer of any of the Red Cat Collateral.

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e.      Third Party Consents. No consent, approval or authorization of any third party or any governmental body or officer is required for the valid and lawful execution and delivery of this Agreement, the creation and perfection of the Secured Party’s security interest in the Red Cat Collateral or the valid and lawful exercise by the Secured Party of remedies available to it under this Agreement or applicable law or of the voting and other rights granted to it in this Agreement, except as may be required for the offer or sale of securities under applicable securities laws.

4.     Covenants.  The Debtor covenants and agrees that so long as this Agreement shall be in effect:

a.      Sale. Without the prior written consent of the Secured Party, the Debtor shall not sell, gift, pledge, exchange or otherwise dispose of any of the Red Cat Collateral.

b.     Capital Structure.  Without the prior written consent of the Secured Party, the Debtor shall not cause or permit the Subsidiary to make any change in its capital structure or issue or create any stock or other equity interest (or any non-equity interest that is convertible into any stock, membership interest, or other equity interest in the Subsidiary).

c.      Value of Red Cat Collateral.  The Debtor shall not take or fail to take any action which would in any manner impair the value of the Red Cat Collateral.

d.      Claims.  The Debtor shall give notice to the Secured Party of, and shall defend against, any suit, action or proceeding against the Red Cat Collateral or which could adversely affect the Secured Party’s security interest in the Red Cat Collateral granted hereunder.

e.      Indemnity.  The Debtor shall indemnify the Secured Party and its agents against, and hold them harmless from, any liability, loss, claim, damage and expense (including reasonable attorneys’ fees) which may arise in connection with the execution, enforcement or performance by the Secured Party of this Agreement and/or the Red Cat Note.

5.     Remedies Upon Default.  If any Event of Default under the Red Cat Note shall have occurred and not be cured within the Cure Period (as defined in the Red Cat Note), then at the end of the Cure Period:

a.      Secured Party’s Rights.  The Secured Party may exercise in respect of the Red Cat Collateral, in addition to other rights and remedies provided for herein, the Merger Agreement and other Ancillary Documents, all of the rights and remedies of a secured party on default under the UCC and also may sell the Red Cat Collateral or any part thereof at public or private sale, at any of the Secured Party’s offices or elsewhere, for cash, on credit or for future delivery, and at such price or prices and upon such other terms as are commercially reasonable.  The Debtor agrees that, to the extent notice of sale shall be required by law, at least a ten (10) Business Days’ notice to the Debtor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification.  Any sale of the Red Cat Collateral conducted in conformity with reasonable commercial practices of reputable banks, commercial finance companies, insurance companies or other financial institutions disposing of property similar to the Collateral shall be deemed to be commercially reasonable.  The Secured Party may, in its own name or in the name of a designee or nominee, buy all or any part of the

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Red Cat Collateral at any public sale and, if permitted by applicable law, buy all or any part of the Red Cat Collateral at any private sale.

b.      Agent for Secured Party.  Notwithstanding the generality of the foregoing, the Secured Party shall have the right to instruct any person holding the Red Cat Collateral as agent for the Secured Party to release or liquidate all or any portion of the Red Cat Collateral which is sufficient to pay the Red Cat Note Indebtedness and related costs of enforcement in full, and to transfer the proceeds of the liquidation sale to the Secured Party.

c.      Deficiency.  In the event that the proceeds of any sale, surrender, collection or realization of Collateral is insufficient to pay all outstanding Red Cat Indebtedness, the Debtor shall be liable for the deficiency, together with interest thereon at the default rate of seven percent (7%) per annum, or such lesser rate as shall be fixed by applicable law, together with the costs of collection and the fees and other client charges of any attorneys employed by the Secured Party to collect such deficiency.

6.      Termination. This Agreement shall terminate upon the earliest of (a) the Debtor’s receipt of notice from the Secured Party expressly stating that the Secured Party no longer claims any security interest in the Red Cat Collateral, (b) transfer of the proceeds of the sale of the Red Cat Collateral subsequent to the liquidation sale of Collateral and payment of any outstanding deficiency thereafter pursuant to Paragraph 5.c of this Agreement, or (c) the payment in full of the Red Cat Note Indebtedness.  Promptly following the payment in full of the Red Cat Note Indebtedness, the Secured Party shall give written notice thereof to the Debtor.  Upon termination of this Agreement, the Secured Party shall execute any such instruments that are reasonably requested by the Debtor to release its security interest in the Red Cat Collateral.

7.      Miscellaneous.

a.      Waiver and Amendment.  No failure or delay on the part of the Secured Party in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right or remedy preclude any other right or remedy.  The rights and remedies of the Secured Party hereunder are cumulative and are not exclusive of any rights or remedies provided by law or equity or in any other contract between such parties.  No provision of this Agreement may be amended, waived, modified or terminated, except in a writing duly signed by the Debtor and the Secured Party.

b.      Survival.  All warranties, representations and obligations contained herein or in any of the instruments or documents delivered pursuant to this Agreement shall survive the delivery of any instruments or documents.

c.      Entire Agreement.  This Agreement, together with the Merger Agreement, the other Ancillary Agreements and the Stock Exchange Agreement, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all other prior agreements and understandings both written and oral between the parties with respect to the subject matter hereof.

d.      Successors and Assigns.  This Agreement shall bind and the benefits hereof shall inure to the parties hereto and their respective successors and assigns.

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e.     Notices.  Any notice required or permitted to be given hereunder shall be governed by Section 10.2 of the Merger Agreement.

f.      Governing Law.  This Agreement shall be construed, interpreted and the rights of the parties determined in accordance with the Laws of the State of California, as applied to agreements among California residents entered into and wholly to be performed within the State of California (without reference to any choice of law rules that would require the application of the Laws of any other jurisdiction).

g.      Descriptive Headings.  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

h.      No Strict Construction.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

i.      Counterparts.  This Agreement may be executed by facsimile in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

j.       Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective corporate officers, thereunto duly authorized, as of the date first above written.

IMARX THERAPEUTICS, INC., a Delaware corporation
By:
Name:
Title:

SYCAMORE FILMS INC., a Nevada corporation
By:
Name:
Title:

RED CAT PRODUCTIONS, INC., a California corporation
By:
Name:
Title:

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Exhibit 7

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement") is dated as of May __, 2010, is by and among ImaRx Therapeutics, Inc., a Delaware corporation (the “Purchaser” or the “Issuer”); and JRT Productions, Inc., a California corporation, and Red Cat Productions, Inc., a California corporation (the “Sellers”), in connection with (1) that certain Agreement and Plan of Merger, dated as of March 17, 2010, (the “Merger Agreement”; the terms defined therein being used herein as therein defined) by and among  Sycamore Films, Inc., a Nevada corporation (“Subsidiary”); Sweet Spot Productions, Inc., a California corporation (“Target”); JRT Productions, Inc., a California corporation, Red Cat Productions, Inc., a California corporation (“Red Cat”), Joseph Takats, and Donald J. Scotti, and ImaRx Therapeutics, Inc., a Delaware corporation and (2) that certain that certain Agreement for the Purchase and Sale of Stock, dated as of March 17, 2010 (the “Stock Exchange Agreement”), by and among Subsidiary; Purchaser, the Target; and those persons specified on the Sellers Schedule attached to the Stock Exchange Agreement.

RECITALS

WHEREAS, the Issuer and the Sellers have entered into the Merger Agreement and the Stock Exchange Agreement, pursuant to which Sellers shall be issued  by the Issuer certain shares of Issuer’s common stock, par value $0.0001, (the “Purchaser Shares”); and

WHEREAS, as an inducement to the Sellers to enter into the Merger Agreement and the Stock Exchange Agreement the Issuer has agreed to provide the registration rights set forth in this Agreement;

AGREEMENT

NOW THEREFORE, in consideration of the promises and the mutual agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

1.        Definitions.  In addition to definitions set forth in the Merger Agreement, for purposes of this Agreement:

1.1.     The term "Piggyback Registration Rights" means the rights of Sellers to include any and all of Sellers’ Registrable Securities in any Registration Transaction as provided by Section 2.1 hereof.

1.2.     The term "register," "registered," and "registration" refer to a registration effected by preparing and filing with the SEC a registration statement or similar document in compliance with the Securities Act of 1933, as amended (the “Securities Act”), and the declaration or ordering of effectiveness of such registration statement or document by the SEC.

1.3.     The term "Registrable Securities" means (i) any and all shares of Purchaser Stock issued by the Issuer to Sellers pursuant to the Merger Agreement and the Stock Exchange Agreement; and (ii) any stock of the Issuer issued to Sellers as a dividend or other distribution with respect to, or in exchange for or in replacement of the shares referenced in clause (i) above.

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1.4.     The term “Registration Transaction” shall have the meaning assigned to it in Section 2.1(a) hereof.

1.5.     The term “Request for Registration” shall have the meaning assigned to it in Section 2.1(b) hereof.

1.6.     The term "SEC" means the Securities and Exchange Commission.

1.7.     The term "Separate Registration Rights" means the rights of Sellers to have the Issuer register any and all of Sellers’ Registrable Securities as provided by Section 2.2 hereof.

1.8.     The term "Violation" means losses, claims, damages, or liabilities (joint or several) to which a party hereto may become subject under the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations:  (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by any other party hereto, of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law.

2.        Registration Rights.  As of the Closing Date and until such time as Sellers sell, transfer or assign all Registrable Securities, Sellers shall be granted such Piggyback Registration Rights and Separate Registration Rights as defined below:

2.1.      Piggyback Registration Rights.

(a)      Effect.  If during the first 365 days following the Closing Date the Issuer proposes to register any of its stock pursuant to Section 5 of the Securities Act (including any stock of the Issuer owned by any other shareholder of the Issuer) or other securities under the Securities Act in connection with the public offering of such securities (the “Registration Transaction”), then each Seller shall have a one-time Piggyback Registration Right to have the Issuer include all or any of Sellers’ Registrable Securities in such registration so commenced.

(b)      Notice of Registration Transaction.  As soon as practicable, but in no event later than twenty (20) Business Days prior to the commencement of a Registration Transaction, the Issuer shall give to the Sellers a prompt written notice informing the Sellers of the proposed Registration Transaction so as to enable the Sellers to exercise their Piggyback Registration Rights (the “Notice of Registration Transaction”).  The Notice of Registration Transaction shall state the deadline to respond to thereto and whether the proposed Registration Transaction involves an underwriting.  The Sellers shall have 20 Business Days to submit to the Issuer a written request for registration, which request shall set forth (1) the number of Sellers’ Registrable Securities to be included in the Registration Transaction and (2) such other information as the Issuer may reasonably request (the “Request for Registration”).

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(c)     Failure of Notice of Registration Transaction or of the Registration Transaction.  If the Issuer fails to give such timely Notice of Registration Transaction, or if for any other reason Sellers’ Registrable Securities are not registered as a result of the Registration Transaction, Sellers’ Separate Registration Rights shall vest and become exercisable immediately upon (i) commencement of the Registration Transaction without proper Notice thereof as set forth in Subsection 2.1(a), or (ii) notification by the SEC that Registrable Securities failed to be registered pursuant to the Registration Transaction and such failure has not been, or is impossible to be, cured within sixty (60) days.

(d)     Underwritten Offerings.  In the event the Registration Transaction is for an underwritten offering, the right of any Seller to be included in a registration pursuant to this Section 2.1 shall be conditioned upon such Seller’s participation in such underwriting and the inclusion of such Seller’s Registrable Securities in the underwriting to the extent provided herein. Notwithstanding any other provision of this Agreement, if the underwriter determines in good faith that marketing factors require a limitation of the number of shares to be underwritten, the number of shares that may be included in the underwriting shall be allocated, first, to the Issuer; second, to the Sellers on a pro rata basis based on the total number of Registrable Securities held by the Sellers; and third, to any stockholder of the Issuer (other than a Seller) on a pro rata basis based on the total number of shares of common stock owned by those stockholders who are not Sellers desiring to participate in the offering.  If any Seller disapproves of such underwriting, such Seller may elect to withdraw therefrom by written notice to the Issuer and the underwriter, delivered at least ten (10) business days prior to the effective date of the registration statement.  Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from that registration. In any event, Sellers shall maintain their Registration Rights under this Agreement with respect to Registrable Securities not included in such underwritten offering.

2.2.     Separate Registration Rights.

(a)      Effect.  If the Issuer does not commence a Registration Transaction during the first 365 days following the Closing Date, or in case of failure of Notice of Registration Transaction or of the Registration Transaction as provided in Subsection 2.1(b) above, each Seller shall have a one-time Separate Registration Right to have the Issuer register Sellers’ Registrable Securities upon Seller’s request at any time thereafter.

(b)      Invocation of Separate Registration Rights. If the Issuer receives at any time after Seller’s Separate Registration Rights vest pursuant to this Section 2.2(a) and prior to the termination of this Agreement a written Request for Registration from Sellers that the Issuer file a registration statement under the Securities Act with respect to Sellers’ Registrable Securities, then the Issuer shall:

(i)      as soon as practicable, and in any event within sixty (60) days of the receipt of such request, file a registration statement under the Securities Act covering all Registrable Securities which a Seller requests to be registered pursuant to such written request;

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(ii)      use its best efforts to cause such registration statement to be declared effective by the SEC as soon as practicable but in no event later than ninety (90) days after such request; and

(iii)     otherwise comply with the obligations of the Issuer under Subsection 2.3 hereof.

(c)     Deferral.  Notwithstanding the foregoing, if, at the time a Seller makes a Request for Registration pursuant to this Section 2.2, the Board of Directors of the Issuer (i) resolves that, in the good faith judgment of the Board, it would be materially detrimental to the Issuer and its shareholders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, and  (ii) furnishes to such requesting Seller a certificate signed by the chief executive officer of the Issuer to this effect, the Issuer shall then have the right to defer taking action with respect to such filing for a period of not more than ninety (90) days after receipt of the request of the Sellers; provided, however, that the Issuer may not utilize this deferral right more than once in any twelve (12)-month period.

2.3.     Obligations of the Issuer.  Whenever required pursuant to Subsection 2.1 or Subsection 2.2 to effect the registration of any Registrable Securities, the Issuer shall, as expeditiously as reasonably possible:

(a)     prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that such 120-day period shall be extended for a period of time equal to the period any Seller refrains from selling any securities included in such registration at the request of an underwriter of Registrable Securities of the Issuer;

(b)     prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

(c)     furnish to the Sellers such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

(d)     use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such other United States jurisdictions as shall be reasonably requested by the Sellers;

(e)     in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering;

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(f)      cause all such Registrable Securities registered pursuant to this Agreement to be listed on each securities exchange and trading system or quotation service, as the case may be, on which similar securities issued by the Issuer are then listed;

(g)     provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h)     use its best efforts to furnish, at the request of the Sellers requesting registration of Registrable Securities pursuant to this Section 2, on the date on which such Registrable Securities are sold to the underwriter:

(i)      an opinion, dated such date, of the counsel representing the Issuer for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any; and

(ii)     a "comfort" letter dated such date, from the independent certified public accountants of the Issuer, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any.

(i) notify the Sellers with respect to any Registrable Securities covered by a registration statement obtained pursuant to exercise by the Sellers of the Registration Rights:

(i) when such registration statement, or any post-effective amendment thereto, shall have become effective or a supplement to any prospectus forming a part of such registration statement has been filed;

(ii)     of the receipt of any comments from the SEC;

(iii)    of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of such registration statement or the initiation of proceedings for that purpose; and

(iv)    at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, such obligation to continue for one hundred eighty (180) days or such lesser period until all such Registrable Securities are sold.

2.4      Obligations of the Sellers.  Each Seller shall be subject to the following conditions:

(a)     Such Seller shall be required to furnish in writing to the Issuer all information within such Seller’s possession or knowledge required by the applicable rules and regulations of

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the SEC and by any applicable state securities or Blue Sky laws concerning such Seller (including a shareholder questionnaire) and the proposed method of sale or other disposition of the Registrable Securities of such Seller and the identity of and compensation to be paid to any proposed underwriter(s) to be employed in connection therewith;

(b)     If such Seller desires to sell and distribute such Seller’s Registrable Securities over a period of time, or from time to time, at then prevailing market prices, pursuant to such registration statement, then such Seller shall execute and deliver to the Issuer such written undertakings as the Issuer and its counsel may reasonably require in order to assure full compliance with relevant provisions of the Securities Act and the Exchange Act;

(c)     If during the effectiveness of such registration statement, an intervening event should occur which, in the reasonable opinion of the Issuer’s counsel, makes the prospectus included in such registration statement no longer comply with the Securities Act, after notice containing the facts and legal conclusions relied upon from the Issuer to such Seller of the occurrence of such an event, such Seller shall make no further sales or other dispositions, or offers therefor, of such Registrable Securities under such registration statement until such Seller receives from the Issuer copies of a new, amended  or supplemented prospectus complying with the Securities Act as soon as practicable after such notice.  The Issuer shall keep such Seller fully informed as to the status of the Issuer’s efforts, which shall be prompt and diligent to cause such new, amended or supplemented prospectus to be available for use by such Seller;

(d)     To the extent required by the applicable rules and regulations of the SEC and by any applicable state securities or Blue Sky laws, each Seller shall deliver a prospectus to the purchaser of such Registrable Securities; and

(e)     Such Seller promptly notify the Issuer in the event that any information supplied by such Seller for inclusion in such registration statement or related prospectus is untrue or omits to state a material fact required to be stated therein or necessary to make such information not misleading in light of the circumstances then existing; immediately discontinue any sale or other disposition of such Registrable Securities pursuant to such registration statement until the filing of an amendment or supplement to such prospectus as may be necessary so that such prospectus does not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; and use reasonable best efforts to assist the Issuer as may be appropriate to make such amendment or supplement effective for such purpose.

2.5.      Expenses of Registration. The Issuer shall pay all expenses in connection with any registration obligation provided herein, including, without limitation, all registration, filing, stock exchange fees, printing expenses, all fees and expenses of complying with securities or blue sky laws, and the fees and disbursements of counsel for the Issuer and of its independent accountants; provided that, in any underwritten registration, each party shall pay for its own underwriting discounts and commissions and transfer taxes.

2.6.      Counting of Exercise of Registration Rights.  Notwithstanding any other provision of this Agreement, Sellers' one-time Registration Rights under this Agreement shall

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not be deemed to have been exercised until such time as the registration statement filed pursuant to a Registration Transaction that includes Seller’s Registrable Securities has been declared effective by the SEC.

2.7.      Assignment of Registration Rights.  The Registration Rights under this Agreement may be assigned by Sellers to a transferee or assignee (“Person”) of any of Seller’s Registrable Securities, provided that:

(a)     such Person is an Affiliate of the Seller;

(b)     the Issuer is, within a reasonable time after such transfer, furnished with written notice of the name and address of such Person and Registrable Securities with respect to which such Registration Rights are being assigned; and

(c)     such Person agrees in writing to be bound by and subject to the terms and conditions of this Agreement.

2.8.      Termination.  Rights granted pursuant to this Agreement shall terminate with respect to such Seller at such time as a Seller may each separately sell any Registrable Securities held by each such Seller freely, without registration and without restrictions regarding the quantity or manner of sale by each such Seller.

2.9.      Indemnification.  In the event any Registrable Securities are included in a registration statement pursuant to this Section 2:

(a)     To the extent permitted by law, the Issuer will indemnify and hold harmless the  Sellers, the partners, members, officers, directors and shareholders of the Sellers, legal counsel and accountants for the Seller, any underwriter (as defined in the Securities Act) for the Sellers and each person, if any, who controls the Sellers or underwriter within the meaning of the Securities Act or the Exchange Act, against any Violation by the Issuer, and the Issuer will pay to the Sellers, underwriter, controlling person or other aforementioned person, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action as such expenses are incurred.

(b)     To the extent permitted by law, the Sellers will severally and not jointly indemnify and hold harmless the Issuer, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Issuer within the meaning of the Securities Act, legal counsel and accountants for the Issuer, any underwriter, and any controlling person of any such underwriter, against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation by the Sellers, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by any Seller expressly for use in connection with such registration statement; and each Seller will pay, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this Subsection in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however,

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(i)      that the indemnity agreement contained in this Subsection shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Sellers, which consent shall not be unreasonably withheld; and

(ii)     that, in no event shall any indemnity under this Subsection exceed the net proceeds received by the Sellers from the offer and sale by them of their Registrable Securities.

(c)     Promptly after receipt by an indemnified party under this Subsection 2.8 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Subsection 2.8, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties to such action; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding.  The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Subsection 2.8, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Subsection 2.8.

(d)     The obligations of the Issuer and Sellers under this Subsection 2.8 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 2, and otherwise and shall survive the termination of this Agreement.

3.         Miscellaneous.

3.1.     Transfers, Successors and Assigns.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

3.2.      Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflicts of laws principles of that or any other jurisdiction.

3.3.      Consent to Jurisdiction, Service and Venue.  For the purpose of any suit, action or proceeding arising out of or relating to this Agreement, the Issuer and the Sellers irrevocably

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consent and submit to the jurisdiction and venue of any state or federal court of competent jurisdiction sitting within the State of California.  The Issuer and the Sellers irrevocably waive any objection which they may now or hereafter have to the venue of any such suit, action or proceeding brought in such court and any claim that such suit, action or proceeding brought in such court has been brought in an inconvenient forum and agree that the service of process in accordance with this Section will be deemed in every respect effective and valid personal service of process upon each the Issuer and the Sellers.  Nothing in this Agreement will be construed to prohibit service of process by any other method permitted by law.  The provisions of this Section will not limit or otherwise affect the right of any party to institute and conduct an action in any other appropriate manner, jurisdiction or court.  The Issuer and the Sellers agree that final judgment in such suit, action or proceeding will be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law.

3.4.     Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.5.     Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

3.6.     Notices.  All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given:  (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

3.7.     Amendments and Waivers.

(a)     Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Issuer and both Sellers.

(b)     Any amendment, termination or waiver effected in accordance with this Section shall be binding on all parties hereto.  No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

3.8.     Severability.  The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

3.9.     Aggregation of Stock.  All shares of Registrable Securities held or acquired by Affiliates pursuant to Subsection 2.6 shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

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3.10.     Entire Agreement.  This Agreement constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

3.11.   Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

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IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

“Seller” JRT PRODUCTIONS, INC.

By:
Name: Joe Takats
Title: President

“Seller” RED CAT PRODUCTIONS, INC.

By:
Name: Donald Scotti
Title: President

“Issuer” IMARX THERAPEUTICS, INC.

By:
Name:
Title:

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Exhibit 8

SHAREHOLDERS AGREEMENT

THIS SHAREHOLDERS AGREEMENT (the “Agreement”), dated as of  May___, 2010 is made and entered into by and among the following shareholders of ImaRx Therapeutics, Inc., a Delaware corporation (the “Purchaser”): Edward Sylvan, Terry Sylvan and Michael Doban (collectively, the “Sycamore Majority Shareholders”), JRT Productions, Inc., a California corporation (“JRT”), and Red Cat Productions, Inc., a California corporation (“Red Cat,” and together with JRT, the “Target Shareholders,” and together with Sycamore Shareholders, collectively the “Shareholders” and each individually, a “Shareholder”).  The Shareholders enter into this Agreement connection with (1) that certain Agreement and Plan of Merger, dated as of March 17, 2010, (the “Merger Agreement”), and (2) that certain that certain Agreement for the Purchase and Sale of Stock, dated as of March 17, 2010 (the “Stock Exchange Agreement”).  Unless otherwise indicated, capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Merger Agreement referred to below.

RECITALS:

WHEREAS, prior to the consummation of the transaction contemplated by the Merger Agreement and the Stock Exchange Agreement (the “Transaction”), the Purchaser had issued and outstanding 11,665,733 shares of common stock issued and outstanding, (ii) certain warrants to purchase 834,126 shares of the Company’s $.0001 par value common stock; and (iii) certain options to purchase 421,935 shares of the Company’s $.0001 par value common stock, which shares, warrants and options were held by certain holders (the “ImaRx Shareholders”);

WHEREAS, prior to the Transaction, the Sycamore Majority Shareholders and other Sellers (as defined in the Stock Exchange Agreement, and collectively with the Sycamore Majority Shareholders, the “Sycamore Shareholders”) were the owners of 100% of issued and outstanding shares of $.001 par value common stock of Sycamore Films, Inc., a Nevada corporation (the “Subsidiary”);

WHEREAS, pursuant to the Merger Agreement and the Stock Exchange Agreement, the Purchaser shall have issued an additional 79,376,735 shares of the Purchaser’s $0.0001 par value common stock to the Target Shareholders and the Sycamore Shareholders, thereby 91,042,468 shares of the Purchaser’s $.0001 par value common stock shall be issued and outstanding;

WHEREAS, upon the Closing of the Transaction, the Purchaser’s capital structure, on a fully diluted basis, shall be as reflected in the schedule below (“Purchaser Shareholders Schedule”):

Shareholder(s)	Percentage Ownership	Number of Shares of Common Stock
JRT	2.5%	2,307,463
Red Cat	2.5%	2,307,463

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Sycamore Shareholders: Edward Sylvan Terry Sylvan Michael Doban other shareholders	81% = 52.46% 16.00% 1.00% 11.54%	74,761,808 48,419,808 14,767,764 922,985 10,651,250
ImaRx Shareholders (on fully diluted basis)	14%	11,665,733, plus warrants for 834,126, plus options for 421,935 = 12,921,794
Total (on fully diluted basis)	100%	92,298,528

WHEREAS, JRT and Red Cat each own 50% of the issued and outstanding shares of no par value common stock of the Target;

WHEREAS, pursuant to the Merger Agreement, the Target shall merge with and into the Subsidiary;

WHEREAS, pursuant to the Stock Exchange Agreement, the Subsidiary shall become a wholly owned subsidiary of the Purchaser;

WHEREAS, Joseph Takats (“Takats”) is the owner of 100% of the issued and outstanding shares of no par value common stock of JRT;

WHEREAS, Donald Scotti (“Scotti”) is the owner of 100% of the issued and outstanding shares of no par value common stock of Red Cat; and

WHEREAS, the execution and delivery of this Agreement by the Shareholders is a condition precedent to the Closing of the Transaction;

NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties set forth herein and the mutual benefits to be derived herefrom, the parties hereto agree as follows:

AGREEMENT

1.         Voting.

a.           The Purchaser’s Board of Directors.  The Purchaser’s Board of Directors (the “Purchaser’s Board”) shall consist of not more than seven (7) directors, of which two (2) directors shall be Scotti and Takats.  For the duration of this Agreement, and so long as Red Cat and JRT each own at least 250,000 shares of the Purchaser’s common stock prior to the Reverse Stock Split (or at least 125,000 such shares after the Reverse Stock Split), all Shareholders agree to take all actions as are reasonably necessary to cause Scotti and Takats to remain directors on the Purchaser’s Board, including, but not limited to, nominating Scotti and Takats as directors in connection with each annual meeting of the shareholders of the Purchaser.  So long as Scotti and Takats remain directors on the Purchaser’s Board, the Shareholders shall vote all their shares of the Purchaser’s common stock against any resolution or amendment of the Purchaser’s Certificate of Incorporation or Bylaws, or any other transaction that would cause the membership

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of the Purchaser’s Board to exceed seven (7) directors, unless Scotti and Takats affirmatively approve a different vote as to any such action.

b.           The Subsidiary’s Board of Directors.  The Subsidiary’s Board of Directors (the “Subsidiary’s Board”) shall consist of the Sycamore Majority Shareholders, Scotti, and Takats.  The directors shall serve until their successors are appointed or elected and duly qualified.  For the duration of this Agreement, the Shareholders, in their capacity as directors of the Purchaser’s Board, shall annually vote to appoint Scotti and Takats as directors of the Subsidiary’s Board.

2.         Shares Ownership.  Each Shareholder hereby represents, warrants and guarantees that the Purchaser Shareholders Schedule in the recitals hereof truly and accurately represents such Shareholder’s stock ownership as of the date of Closing of the Transaction.

3.         Injunctive Relief. The Shareholders agree to comply fully with, and be bound by, the terms and provisions of this Agreement, which has been carefully considered and specifically agreed as being reasonable and necessary.  Therefore, if any Shareholder shall at any time breach, violate or fail to comply fully with the terms of this Agreement, other Shareholders shall be entitled to equitable relief against the breaching Shareholder by way of injunction (in addition to, but not in substitution for, any and all other relief to which such non-breaching Shareholders may be entitled either by law or in equity) to restrain such breach or violation and to compel compliance with the terms of this Agreement.  The Shareholders hereby waive any necessity or desirability of posting any bond or other security in any proceeding brought to enforce the terms of this Agreement.

4.        Termination.  This Agreement shall terminate upon the earliest of (i) the mutual written agreement to terminate executed by the Shareholders, or (ii) death or incapacity of Scotti or Takats, as declared by a court of competent jurisdiction, provided that in case of death or incapacity of one of them, the Agreement shall remain in full force and effect with respect to the other.

5.         Miscellaneous.

a.           Governing Law.  This Agreement shall be construed, interpreted and the rights of the parties determined in accordance with the Laws of the State of California, as applied to agreements among California residents entered into and wholly to be performed within the State of California (without reference to any choice of law rules that would require the application of the Laws of any other jurisdiction).

b.           Descriptive Headings.  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

c.           No Third-Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and his, her or its successors and permitted assigns and nothing in this Agreement express or implied is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

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d.           No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

e.           Counterparts.  This Agreement may be executed by facsimile in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

f.           Amendment. .  This Agreement may be amended, supplemented or modified only by an instrument in writing signed on behalf of the parties hereto.

g.            Severability.   In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

[The remainder of the page is intentionally left blank]

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IN WITNESS WHEREOF, each of the parties has caused this Shareholders Agreement to be duly executed on its behalf as of the day and year first above written.

JRT PRODUCTIONS, INC.

By:
Name: Joseph Takats
Title: President

RED CAT PRODUCTIONS, INC.

By:
Name: Donald Scotti
Title: President

“SYCAMORE MAJORITY SHAREHOLDERS”

By:
Edward Sylvan

By:
Terry Sylvan

By:
Michael Doban

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